AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 1996
---------------------------------------------------------------------
                                                               File No. 33-39171
                                                                        811-5301
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         Pre-Effective Amendment No.                      [   ]
                                     -------
                     Post - Effective Amendment No. 8                     [ X ]
                                     ------

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                              Amendment No. 25                            [ X ]
                        (Check appropriate box or boxes.)


                               VARIABLE ACCOUNT I
                           (Exact Name of Registrant)

                           AIG Life Insurance Company
                               (Name of Depositor)

                   One Alico Plaza, Wilmington, Delaware 19899
         (Address of Depositor's Principal Executive Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code (302) 594-2000

                              Robert Liguori, Esq.
                           AIG Life Insurance Company
                                 One Alico Plaza
                           Wilmington, Delaware 19899
                     (Name and Address of Agent for Service)

        Copies to:
         Michael Berenson, Esq.                      Florence Davis, Esq.
         Jorden Burt Berenson & Johnson LLP          American International
         Suite 400 East                              Group, Inc.
         1025 Thomas Jefferson Street, N.W.          70 Pine Street
         Washington, D.C. 20007-0805                 New York, New York 10270
         ---------------------------                 ------------------------


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

It is proposed that this filing will become effective (check appropriate box)
     / / immediately  upon filing pursuant to paragraph (b) of Rule 485
     / / on         pursuant to paragraph  (b) of Rule 485
     / / 60 days after filing pursuant to paragraph (a)(i) of Rule 485
     / / on         pursuant to paragraph  (a)(i) of Rule 485
     / / 75 days after filing pursuant to paragraph (a)(ii)
     /x/ on May 1, 1996 pursuant to paragraph (a)(ii) of rule 485.

If  appropriate,  check the  following  box:
     ___this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Registrant has declared that it registered an indefinite number or amount of securities in accordance with Rule 24f-2 under the Investment Company Act of 1940. Registrant filed a Rule 24f-2 notice for its most recent fiscal year on February ___, 1996.




                                                    CROSS REFERENCE SHEET
                                                    (required by Rule 495)



Item No.                                                 Location
--------                                                 --------

                                                          PART A

Item 1.           Cover Page.....................................               Cover Page

Item 2.           Definitions....................................               Definitions

Item 3.           Synopsis.......................................               Highlights

Item 4.           Condensed Financial Information................               Condensed Financial Information

Item 5.           General Description of Registrant,
                  Depositor, and Portfolio Companies.............               The Variable Account; The
                                                                                Company; The Fund

Item 6.           Deductions and Expenses........................               Charges and Deductions

Item 7.           General Description of Variable Annuity
                  Contracts...........................                          The Contract; Parties to the Contract;
                                                                                How to Purchase a Contract

Item 8.           Annuity Period.................................               Annuity Benefits

Item 9.           Death Benefit..................................               Death Benefit

Item 10.          Purchases and Contract Value...................               How to Purchase a Contract; Premium
                                                                                and Allocation of Your Investment Options

Item 11.          Redemptions....................................               Distributions Under the Contract

Item 12.          Taxes..........................................               Taxes

Item 13.          Legal Proceedings..............................               Not Applicable

Item 14.          Table of Contents of the Statement of
                  Additional Information.........................               Table of Contents of the Statement
                                                                                of Additional Information




Item No.                                                 Location
--------                                                 --------

                                                          PART B


Item 15.          Cover Page....................................                Cover Page

Item 16.          Table of Contents.............................                Table of Contents

Item 17.          General Information and History...............                General Information

Item 18.          Services......................................                Services

Item 19.          Purchase of Securities Being Offered..........                Purchasing a Contract;
                                                                                Charges and  Deductions (Part A)

Item 20.          Underwriters..................................                General Information/Distributor

Item 21.          Calculation of Performance Data...............                Calculation of Performance Related
                                                                                Information

Item 22.          Annuity Payments..............................                Annuity Provisions

Item 23.          Financial Statements..........................                Financial Statements


                                     PART C


         Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C to this Registration Statement.

                                     PART A

                                   PROSPECTUS
                                       for


                              INDIVIDUAL AND GROUP
                       SINGLE PREMIUM AND FLEXIBLE PREMIUM
                                    DEFERRED
                           VARIABLE ANNUITY CONTRACTS

                                    issued by

                               VARIABLE ACCOUNT I

                                       and

                           AIG LIFE INSURANCE COMPANY
                                 One Alico Plaza
                                 600 King Street
                           Wilmington, Delaware 19801


         This Prospectus sets forth the information a prospective investor ought to know before investing.

         The Individual Deferred Variable Annuity Contracts (the "Individual Contracts") and Group Deferred Variable Annuity Contracts ("Group Contracts") (collectively, the "Contracts") described in this Prospectus provide for accumulation of Contract Values and payment of monthly annuity payments. The Contracts may be used in retirement plans which do not qualify for federal tax advantages ("Non-Qualified Contracts") or in connection with retirement plans which may qualify as Individual Retirement Annuities ("IRA") under Section 408 of the Internal Revenue Code of 1986, as amended (the "Code") or Section 403(b) of the Code ("403(b) Plans"). The Contracts will not be available in connection with retirement plans designed by AIG Life Insurance Company (the "Company") which qualify for the federal tax advantages available under Sections 401 and 457 of the Code. Purchasers intending to use the Contracts in connection with an IRA or 403(b) Plan should seek competent tax advice.

         Premiums allocated among the Subaccounts of Variable Account I (the "Variable Account") will be invested in shares of Alliance Variable Products Series Fund, Inc. (the "Fund"). The Fund has made available sixteen Portfolios:
Money Market Portfolio; Short-Term Multi-Market Portfolio; Growth Portfolio; Growth and Income Portfolio; International Portfolio; U.S. Government/High Grade Securities Portfolio; North American Government Income Portfolio; Global Dollar Government Portfolio; Utility Income Portfolio; Global Bond Portfolio; Premier Growth Portfolio; Total Return Portfolio; Conservative Investors Portfolio; Growth Investors Portfolio; Worldwide Privatization Portfolio; and Technology Portfolio. (See "Alliance Variable Products Series Fund, Inc. on Page __.)

         Additional information about the Contracts and the Variable Account is contained in the "Statement of Additional Information" which is available upon request at no charge by calling or writing AIG Life Insurance Company;
Attention: Variable Products, One Alico Plaza, Wilmington, Delaware 19801, 1-800-340-2765 or call the service office at 1-800- 255-8402. The Statement of Additional Information dated _________, 1996, has been filed with the Securities and Exchange Commission and is hereby incorporated by reference. The Table of Contents for the Statement of Additional Information can be found on page ___ of this Prospectus.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR YOUR FUTURE REFERENCE.

     THE CONTRACTS OFFERED BY THIS PROSPECTUS ARE NOT AVAILABLE IN ALL STATES.

                                          Date of Prospectus: ____________, 1996

                                 TABLE CONTENTS

                                                                            PAGE
Definitions.....................................................................
Highlights......................................................................
Summary of Expenses.............................................................
Condensed Financial Information.................................................
         Calculation of Performance Data........................................
The Company.....................................................................
The Variable Account............................................................
Alliance Variable Products Series Fund, Inc.....................................

The Contract
         Parties to the Contract................................................
         How to Purchase a Contract.............................................
         Discount Purchase Programs.............................................
         Distributor............................................................
         Administration of the Contracts........................................
         Premium and Allocation to Your Investment Options......................
         Right to Examine Contract Period.......................................
         Unit Value and Contract Value..........................................
         Transfers..............................................................
         Dollar Cost Averaging..................................................

Charges and Deductions..........................................................

Annuity Benefits................................................................

Death Benefit...................................................................

Distributions Under the Contract................................................

Taxes...........................................................................

Appendix - General Account Option...............................................
         Guaranteed Account.....................................................
         Guarantee Periods......................................................
         Market Value Adjustment................................................

Table of Contents of the Statement of Additional Information....................

                                   DEFINITIONS


Accumulation Unit - An accounting unit of measure used to calculate the Contract Value prior to the Annuity Date.

Administrative Office - The Annuity Service Office of the Company: c/o Delaware Valley Financial Services, Inc., 300 Berwyn Park, P.O. Box 3031, Berwyn, PA 19312-0031.

Annuitant - The person designated by the Owner upon whose continuation of life any annuity payment involving life contingencies depends.

Annuity Date - The date on which annuity payments are to commence.

Annuity Option - An arrangement under which annuity payments are made under this Contract.

Annuity Unit - An accounting unit of measure used to calculate annuity payments after the Annuity Date.

Contract Anniversary - An anniversary of the Effective Date of the Contract.

Contract Value - The dollar value as of any Valuation Date of all amounts accumulated under this Contract.

Contract Year - Each period of twelve (12) months commencing with the Effective Date.

Effective Date - The date on which the first Contract Year begins.

Guaranteed Account - A part of our General Account, which earns a Guaranteed Rate of interest.

Market Value Adjustment - An adjustment applied as a result of a transfer or surrender of an amount allocated to the Guaranteed Account which occurs on a date prior to the end of an applicable Guarantee Period.

Owner - The person named in the Contract Schedule, unless changed, and who has all rights under the Contract.

Premium - Purchase payments for the Contract are referred to as Premium.

Premium Year - Any period of twelve (12) months commencing with the date a Premium payment is made and ending on the same date in each succeeding twelve
(12) month period thereafter.

Surrender Charge - Contingent deferred sales charges are referred to as Surrender Charges.

Valuation Date - Each day that We and the New York Stock Exchange are open for trading.

Valuation Period - The period between the close of business on any Valuation Date and the close of business for the next succeeding Valuation Date.

We, Our, Us - AIG Life Insurance Company.

You, Your - The Owner of this Contract.

                                   HIGHLIGHTS


This Prospectus describes the Individual Contracts or Group Contracts (collectively, the "Contracts") and a segregated investment account of AIG Life Insurance Company (the "Company") which account has been designated Variable Account I (the "Variable Account"). The Contracts are designed to assist in financial planning by providing for the accumulation of capital on a tax-deferred basis for retirement and other long-term purposes, and providing for the payment of monthly annuity income. Contracts may be purchased by qualified retirement plans or with the intent to qualify for special Federal income tax treatment ("Qualified Contracts"), or as an Individual Retirement Annuity ("IRA"). The Contract may also be purchased for retirement plans, deferred compensation plans and other purposes which do not qualify for such special Federal income tax treatment ("Non-Qualified Contracts"). (See "Taxes" on page ___.)


A Contract is purchased with a minimum initial premium of $5,000 for Non-qualified Contracts and $2,000 for a Qualified Contract. If you choose a flexible premium Contract, additional premium is permitted at any time, subject to certain limitations. (See "Premium and Allocation to Your Investment Options" on page ___.) You, as the Owner of the Contract, may allocate your premium so that it accumulates on a variable basis, a fixed basis or a combination of both.

Premium allocated among the Subaccounts of the Variable Account will be invested in shares of one or more of the underlying portfolios of the Alliance Variable Products Series Fund, Inc. (the "Fund"), and will accumulate on a variable basis. There are currently 16 Subaccounts, each of which invests exclusively in one of the following Portfolios: Money Market; Short-Term Multi-Market; Growth; Growth and Income; International; U.S. Government/High Grade Securities; North American Government Income; Global Dollar Government; Utility Income; Global Bond; Premier Growth; Total Return; Conservative Investors; Growth Investors; Worldwide Privatization; and Technology. (See "Alliance Variable Products Series Fund, Inc. on Page ___.) Your value in any one of these Subaccounts will vary according to the investment performance of the underlying portfolio chosen by you. You bear the entire investment risk for all premium allocated to the Separate Account.

The Company does not deduct Sales Charges from any premium received. However, the Contracts provide for a Surrender Charge (contingent deferred sales charge) that may be assessed in the event that an Owner surrenders all or a portion of the Contract Value within six contract years following payment of any premium. The maximum Surrender Charge is 6% of premium to which the charge is applicable for flexible premium contracts and 6% of the Contract Value for single premium contracts. (See "Summary of Expenses" on page ____, and "Charges and Deductions
- Deduction for Surrender Charge" on page .) Withdrawals and Surrenders from the Guaranteed Account may be subject to a Market Value Adjustment (See "Market Value Adjustment," Appendix , page ___.)

A penalty free withdrawal is available. Generally, there is no Surrender Charge imposed on the greater of the Contract Value less premiums paid or the portion of the withdrawal that does not exceed 10% of premium otherwise subject to the Surrender Charge. (See "Withdrawals" on page ___.)

Surrenders and Withdrawals may be taxable and subject to a penalty tax. (See "Taxes" beginning on page ___.)

The Company deducts daily a Mortality and Expense Risk Charge which is equal on an annual basis to 1.25% of the average daily net asset value of the Variable Account. There are no Mortality and Expense Risk Charges deducted for amounts in the Guaranteed Account. (See "Charges and Deductions - Deduction for Mortality
and Expense Risk Charge" on page    .)

The Company deducts daily an Administrative Charge which is equal on an annual basis to 0.15% of the average daily net asset value of the Variable Account. The Administrative Charge is not assessed to the Guaranteed Account. In addition, the Company deducts, from the Contract Value, an annual Contract Maintenance Fee which is $30 per year. The Contract Maintenance Fee is waived if the Contract Value is greater than $50,000 on the date of the charge. These

Charges are designed to reimburse the Company for administrative expenses relating to maintenance of the Contract and the Variable Account. (See "Charges and Deductions - Deduction for Administrative Charge and Contract Maintenance
Fee" on page    .)


There are deductions and expenses paid out of the assets of the Fund which are described in the accompanying Prospectus for the Fund.

The Owner may return the Contract within ten (10) days (the "Right to Examine Contract Period") after it is received by returning it to the Company's Administrative Office. The return of the Contract by mail will be effective when the postmark is affixed to a properly addressed and postage prepaid envelope. The Company will refund the Contract Value. In the case of Contracts issued in connection with an IRA the Company will refund the greater of the Premium less any withdrawals, or the Contract Value. However, if the laws of a state require that the Company refund, during the Right to Examine Contract Period, an amount equal to the premium paid less any withdrawals, the Company will refund such an amount.


                                    FEE TABLE

Contract Owner Transaction Expenses                              All Subaccounts
                                                                 ---------------

  Sales Load Imposed on Purchases..........................................None
  Surrender Charge (as a percentage of amount surrendered):

   Single Premium Contracts           Flexible Premium Contracts
   ------------------------           --------------------------

     Contract Year 1                     Premium Year 1                      6%
     Contract Year 2                     Premium Year 2                      5%
     Contract Year 3                     Premium Year 3                      4%
     Contract Year 4                     Premium Year 4                      3%
     Contract Year 5                     Premium Year 5                      2%
     Contract Year 6                     Premium Year 6                      1%
     Contract Year 7 and thereafter      Premium Year 7 and thereafter     None

   Exchange Fee:
     First 12 Per Contract Year............................................None
     Thereafter............................................................$ 10

Annual Contract Fee........................................................$ 30


Separate Account Expenses
(as a percentage of average account value)
    Mortality and Expense Risk Fees........................................1.25%
    Account Fees and Expenses..............................................0.15%
Total Separate Account Annual Expenses.....................................1.40%

                               SUMMARY OF EXPENSES


                                                   SHORT
 ALLIANCE            PREMIER       GROWTH &         TERM       ALL
                     GROWTH        INCOME         MULTI-MK    OTHERS

Fund Annual Exp
  After Exp. Reimb
     Management Fees   0.55         0.62           0.50       0.00
     Other Expenses    0.40         0.28           0.44       0.95
                       ----         ----           ----       ----
Total                  0.95         0.90           0.94       0.95


Expenses on a hypothetical $1,000 policy, assuming 5% growth:

If  you Surrender:
   1 Year               80            79              80        80
   3 Year              114           113             114       114
   5 Year              150           147             149       150
   10 Years            276           271             275       276

If you Annuitize or you do not Surrender:

   1 Year              25             24              24        25
   3 Year              75             74              75        75
   5 Year             129            127             129       129
   10 Years           276            271             275       276


         The purpose of the table set forth above is to assist the Purchaser in understanding the various costs and expenses that an Owner will bear directly or indirectly. The table reflects expenses of the Variable Account as well as the Fund. (See "Charges and Deductions" on page of this Prospectus and "Management of the Fund" in the Fund Prospectus.)

         No deduction will be made for any premium or other taxes levied by any State unless imposed by the State where you reside. Premium taxes currently imposed on the Contracts by various states range from 0% to 3.5% of premiums paid. (See "Charges and Deductions - Deduction for Premium and Other State
Taxes" on page    .)

         "Other Expenses" are based upon the expenses outlined under the section entitled "Management of the Fund" in the Fund Prospectus.

         *Fund operating expenses for each Portfolio before reimbursement by the Fund's investment adviser were estimated to be 4.46% for the Money Market; .99% for the Short-Term Multi-Market; .91% for the Growth and Income; 4.19% for the Growth; 7.26% for the International; 3.73% for the U.S. Government/High Grade Securities; 2.05% for the Global Bond; 4.43% for the North American Government Income; 15.00% for the Global Dollar Government; 15.98% for the Utility Income; 1.40% for the Premier Growth; 19.49% for the Total Return; 20.35% for the Conservative Investors; 41.62% for the Growth Investors; 18.47% for the Worldwide Privatization; and 2.55% for Technology, of the average daily net assets.

     The Example should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown.



                         CONDENSED FINANCIAL INFORMATION
                            ACCUMULATION UNIT VALUES*

                                                 1995             1994              1993              1992
                                                 ----             ----              ----              ----
MONEY MARKET
    Accumulation Unit Value
         Beginning of Period                                     10.08             10.00               N/A
         End of Period                                           10.26             10.08               N/A
    Accum Units o/s @ end of period                         431,319.86          8,487.20               N/A

GROWTH
    Accumulation Unit Value
         Beginning of Period                                     10.00               N/A               N/A
         End of Period                                           10.48               N/A               N/A
    Accum Units o/s @ end of period                         467,688.06               N/A               N/A

GROWTH & INCOME
    Accumulation Unit Value
         Beginning of Period                                     11.88             10.78             10.00
         End of Period                                           11.67             11.88             10.78
    Accum Units o/s @ end of period                         438,680.32         28,041.82            800.00

INTERNATIONAL
    Accumulation Unit Value
         Beginning of Period                                     10.17             10.00               N/A
         End of Period                                           10.71             10.17               N/A
    Accum Units o/s @ end of period                         447,407.41         21,717.14               N/A

SHORT-TERM MULTI-MARKET
    Accumulation Unit Value
         Beginning of Period                                     10.29              9.79             10.00
         End of Period                                            9.49             10.29              9.79
    Accum Units o/s @ end of period                          95,717.60         14,511.57          5,161.58

GLOBAL BOND
    Accumulation Unit Value
         Beginning of Period                                     11.00              9.96             10.00
         End of Period                                           10.28             11.00              9.96
    Accum Units o/s @ end of period                          85,875.16         18,846.45          5,444.00




                                                 1995             1994              1993              1992
                                                 ----             ----              ----              ----
US GOVERNMENT HIGH GRADE
    Accumulation Unit Value
         Beginning of Period                                      9.95             10.00               N/A
         End of Period                                            9.42              9.95               N/A
    Accum Units o/s @ end of period                         320,574.64         41,210.45               N/A

NORTH AMERICAN GOVERNMENT INCOME
    Accumulation Unit Value
         Beginning of Period                                     10.00               N/A               N/A
         End of Period                                            8.70               N/A               N/A
    Accum Units o/s @ end of period                         340,817.36               N/A               N/A

UTILITY INCOME
    Accumulation Unit Value
         Beginning of Period                                     10.00               N/A               N/A
         End of Period                                            9.87               N/A               N/A
    Accum Units o/s @ end of period                         111,604.02               N/A               N/A

GLOBAL DOLLAR GOVERNMENT
    Accumulation Unit Value
         Beginning of Period                                     10.00               N/A               N/A
         End of Period                                            9.74               N/A               N/A
    Accum Units o/s @ end of period                          69,320.82               N/A               N/A

PREMIER GROWTH
    Accumulation Unit Value
         Beginning of Period                                     11.13             10.00             10.00
         End of Period                                           10.15             11.13             10.00
    Accum Units o/s @ end of period                         223,550.22         35,271.53           2081.43

TOTAL RETURN
    Accumulation Unit Value
         Beginning of Period                                     10.00               N/A               N/A
         End of Period                                            9.65               N/A               N/A
    Accum Units o/s @ end of period                          34,684.53               N/A               N/A

CONSERVATIVE INVESTORS
    Accumulation Unit Value
         Beginning of Period                                     10.00               N/A               N/A
         End of Period                                           10.02               N/A               N/A
    Accum Units o/s @ end of period                          62,868.02               N/A               N/A

GROWTH INVESTORS
    Accumulation Unit Value
         Beginning of Period                                     10.00               N/A               N/A
         End of Period                                            9.81               N/A               N/A
    Accum Units o/s @ end of period                          29,492.78               N/A               N/A



                                                 1995             1994              1993              1992
                                                 ----             ----              ----              ----
WORLDWIDE PRIVATIZATION
    Accumulation Unit Value
         Beginning of Period                                     10.00               N/A               N/A
         End of Period                                           10.05               N/A               N/A
    Accum Units o/s @ end of period                         105,674.08               N/A               N/A

TECHNOLOGY
    Accumulation Unit Value
         Beginning of Period                                                         N/A               N/A
         End of Period                                                               N/A               N/A
    Accum Units o/s @ end of period                                                  N/A               N/A


  *Funds were first invested in the Portfolios as listed below:

         Short-Term Multi-Market Portfolio                                 June 22, 1992
         Growth & Income Portfolio                                          July 8, 1992
         Global Bond Portfolio                                              July 8, 1992
         Premier Growth Portfolio                                       February 3, 1993
         Money Market Portfolio                                         February 3, 1993
         U.S. Government/High Yield Securities Portfolio                 August 20, 1993
         International Portfolio                                         October 1, 1993
         North American Government Income Portfolio                       April 11, 1994
         Global Dollar Government Portfolio                               April 20, 1994
         Utility Income Portfolio                                         April 20, 1994
         Conservative Investors Portfolio                                August 24, 1994
         Growth Investors Portfolio                                      August 16, 1994
         Growth Portfolio                                                August 16, 1994
         Total Return Portfolio                                          August 26, 1994
         Worldwide Privatization Portfolio                               August 16, 1994
         Technology Portfolio                                            January 2, 1995


Calculation of Performance Data

         The Company may, from time to time, advertise certain performance related information concerning one or more of the Subaccounts, including information as to total return and yield. Performance information about a Subaccount is based on the Subaccount's past performance only and is not intended as an indication of future performance.

         When the Company advertises the average annual total return of a Subaccount, it will usually be calculated for one, five, and ten year periods or, where a Subaccount has been in existence for a period less than one, five or ten years, for such lesser period. Average annual total return is measured by comparing the value of the investment in a Subaccount at the beginning of the relevant period to the value of the investment at the end of the period (assuming the deduction of any Surrender Charge which would be payable if the account were redeemed at the end of the period) and calculating the average annual compounded rate of return necessary to produce the value of the investment at the end of the period. The Company may simultaneously present returns that do not assume a surrender and, therefore, do not deduct the Surrender Charge.

         When the Company advertises the yield of a Subaccount it will be calculated based upon a given 30-day period. The yield is determined by dividing the net investment income earned per Accumulation Unit during the period by the value of an Accumulation Unit on the last day of the period.

         When the Company advertises the performance of the Money Market Subaccount it may advertise in addition to the total return either the yield or the effective yield. The yield of the Money Market Subaccount refers to the income generated by an investment in that Subaccount over a seven-day period. The income is then annualized (i.e., the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment). The effective yield is calculated similarly but when annualized the income earned by an investment in the Money Market Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment during a 52-week period.

         Total return at the Variable Account level is reduced by all contract charges: sales charges, mortality and expense risk charges, and the administrative charges, and is therefore lower than the total return at a Fund level, which has no comparable charges. Likewise, yield and effective yield at the Variable Account level take into account all recurring charges (except sales charges), and are therefore lower than the yield and effective yield at a Fund level, which has no comparable charges. Performance information for a Subaccount may be compared to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, indices measuring corporate bond and government security prices as prepared by Lehman Brothers, Inc. and Salomon Brothers or other indices measuring performance of a pertinent group of securities so that investors may compare a Subaccount's results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other ratings services, companies, publications, or persons who rank separate accounts or other investment products on overall performance or other criteria; (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract; and (iv) indices or averages of alternative financial products available to prospective investors, including the Bank Rate Monitor which monitors average returns of various bank instruments.


Financial Data

         Financial Statements of the Company and the Variable Account may be found in the Statement of Additional Information.

                                   THE COMPANY

         The Company is a stock life insurance company domiciled in Delaware. The Company provides a full range of life insurance and annuity plans. The Company is a subsidiary of American International Group, Inc. ("AIG"), which serves as the holding company for a number of companies engaged in the international insurance business, both life and general, in over 130 countries and jurisdictions around the world.

                              THE VARIABLE ACCOUNT

         The Company authorized the organization of the Variable Account in 1986. The Variable Account is maintained pursuant to Delaware insurance law. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. The Variable Account meets the definition of a "Separate Account" under Federal securities laws. The SEC does not supervise the management or the investment practices of the Variable Account.

         The Company owns the assets in the Variable Account and obligations under the Contract are general corporate obligations. The Variable Account and each Subaccount, however, are separate from the Company's other assets including those of the General Account and from any other separate accounts. The assets of the Variable Account, equal to the reserves and other contract liabilities with respect to the Variable Account, are not chargeable with liabilities arising out of any other business the Company may conduct. Investment income, as well as both realized and unrealized gains and losses are, in accordance with the Contracts, credited to or charged against the Variable Account without regard to income, gains or losses arising out of any other business of the Company. As a result, the investment performance of each Subaccount and the Variable Account is entirely independent of the investment performance of the General Account and of any other separate account maintained by the Company.

         The Variable Account is divided into Subaccounts, with the assets of each Subaccount invested in shares of one portfolio of the Fund. The Company may, from time to time, add additional portfolios of the Fund, and, when appropriate, additional mutual funds to act as the funding vehicles for the Contracts. If deemed to be in the best interests of persons having voting rights under the Contract, the Variable Account may be operated as a management company under the Investment Company Act of 1940, may be deregistered under such Act in the event such registration is no longer required, or may be combined with one or more other separate accounts. The Company may offer other variable annuity contracts which also invest in Variable Account I, and are described in other prospectuses.

                                    THE FUND

         Alliance Variable Products Series Fund, Inc., (the "Fund") will act as the funding vehicle for the Contracts offered hereby. The Fund is managed by Alliance Capital Management L.P., (the "Investment Manager"). The Fund is an open-end, diversified management investment company, which is intended to meet differing investment objectives. The Fund has made available the following
Portfolios: Money Market; Short-Term Multi-Market; Growth; Growth and Income; International; U.S. Government/High Grade Securities; Global Bond; North American Government Income; Global Dollar Government; Utility Income; Premier Growth, Conservative Investors; Growth Investors; Total Return; Worldwide Privatization; and Technology. The Investment Manager has entered into a sub-advisory agreement with AIG Global Investors, Inc. (the "Sub-Adviser"), a subsidiary of American International Group, Inc. and an affiliate of the Company, to provide investment advice for the Global Bond Portfolio. A summary of investment objectives for each portfolio is contained in the description of the Fund below. More detailed information including the investment advisory fee of each portfolio and other charges assessed by the Fund, may be found in the current Prospectus for the Fund which contains a discussion of the risks involved in investing in the Fund. The Prospectus for the Fund is included with this Prospectus. Please read both Prospectuses carefully before investing.

         The investment objectives of the portfolios are as follows:


Money Market Portfolio

         This portfolio seeks safety of principal, maintenance of liquidity and maximum current income by investing in a broadly diversified portfolio of money market securities.

Short-Term Multi-Market Portfolio

         This portfolio seeks the highest level of current income, consistent with what the Investment Manager considers to be prudent investment risk that is available from a portfolio of high-quality debt securities having remaining maturities of not more than three years.


Growth Portfolio

         This portfolio seeks growth of capital rather than current income. In pursuing its investment objective, the Growth Portfolio will employ aggressive investment policies. Since investments will be made based upon their potential for capital appreciation, current income will be incidental to the objective of capital growth. Because of the risks involved in any investment, the selection of securities on the basis of their appreciation possibilities cannot ensure against possible loss in value. Moreover, to the extent the portfolio seeks to achieve its objective through such aggressive investment policies, the risk of loss increases. The portfolio is therefore not intended for investors whose principal objective is assured income or preservation of capital.


Growth and Income Portfolio

         This portfolio  seeks to balance the  objectives of reasonable  current
income  and  reasonable   opportunities  for  appreciation  through  investments
primarily in dividend-paying common stocks of good quality.


International Portfolio

         This portfolio seeks to obtain a total return on its assets from long-term growth of capital and from income principally through a broad portfolio of marketable securities of established non-United States companies (or United States companies having their principal activities and interests outside the United States), companies participating in foreign economies with prospects for growth, and foreign government securities.


North American Government Income Portfolio

         This portfolio seeks the highest level of current income, consistent with what the adviser considers to be prudent investment risk, that is available from a portfolio of debt securities issued or guaranteed by the governments of the United States, Canada and Mexico, their political subdivisions (including Canadian Provinces but excluding the States of the United States), agencies, instrumentalities or authorities. The portfolio seeks high current yields by investing in government securities denominated in local currency and U.S. Dollars. Normally, the portfolio expects to maintain at least 25% of its assets in securities denominated in the U.S. Dollar.


Global Dollar Government Portfolio

         This portfolio seeks a high level of current income through investing substantially all of its assets in U.S. and non-U.S. fixed income securities denominated only in U.S. Dollars. As a secondary objective, the portfolio seeks capital appreciation. Substantially all of the portfolio's assets will be invested in high yield, high risk securities that are low-rated (i.e., below investment grade), or of comparable quality and unrated, and that are considered to be predominately speculative as regards the issuer's capacity to pay interest and repay principal.

Utility Income Portfolio

         This portfolio seeks current income and capital appreciation by investing primarily in the equity and fixed-income securities of companies in the "utilities industry." The portfolio's investment objective and policies are designed to take advantage of the characteristics and historical performance of securities of utilities companies. The utilities industry consists of companies engaged in the manufacture, production, generation, provision, transmission, sale and distribution of gas, electric energy, and communications equipment and services, and in the provision of other utility or utility-related goods and services.


U.S. Government/High Grade Securities Portfolio

         This portfolio seeks a high level of current income consistent with preservation of capital by investing principally in a portfolio of U.S. Government Securities, and other high grade debt securities.

Global Bond Portfolio

         This portfolio seeks to provide the highest level of current income consistent with what the Fund's Adviser and Sub-Adviser consider to be prudent investment risk that is available from a multi-currency portfolio of high quality debt securities of varying maturities.

Premier Growth Portfolio

         This portfolio seeks growth of capital rather than current income. In pursuing its investment objective, the Premier Growth Portfolio will employ aggressive investment policies. Since investments will be made based on their potential for capital appreciation, current income will be incidental to the objective of capital growth. The portfolio is not intended for investors whose principal objective is assured income or preservation of capital.

Total Return Portfolio

         This portfolio seeks to achieve a high return through a combination of current income and capital appreciation by investing in a diversified portfolio of common and preferred stocks, senior corporate debt securities, and U.S. Government and Agency obligations, bonds and senior debt securities.

Conservative Investors Portfolio

         This portfolio seeks the highest total return without, in the view of the Fund's Adviser, undue risk to principal by investing in a diversified mix of publicly traded equity and fixed-income securities.

Growth Investors Portfolio

         This portfolio seeks the highest total return consistent with what the Fund's Adviser considers to be reasonable risk by investing in a diversified mix of publicly traded equity and fixed-income securities.

Worldwide Privatization Portfolio

         This portfolio seeks long-term capital appreciation by investing principally in equity securities issued by enterprises that are undergoing, or have undergone, privatization. The balance of the investment portfolio will include equity securities of companies that are believed by the Fund's Adviser to be beneficiaries of the privatization process.

Technology Portfolio

         This portfolio seeks growth of capital through investment in companies expected to benefit from advances in technology. The Technology portfolio invests principally in a diversified portfolio of securities of companies which use technology extensively in the development of new or improved products or processes.


         THERE IS NO ASSURANCE THAT ANY OF THESE PORTFOLIOS WILL ACHIEVE THEIR STATED OBJECTIVES.


Voting Rights

         As previously stated, all of the assets held in the Subaccounts of the Variable Account will be invested in shares of a corresponding portfolio of the Fund. Based on the Company's view of present applicable law, we will vote the portfolio shares held in the Variable Account at meetings of shareholders in accordance with instructions received from Owners having a voting interest in the portfolio. However, if the 1940 Act or its regulations are amended, or if our interpretation of present law changes to permit us to vote the portfolio shares in our own right, we may elect to do so.

         Prior to the Annuity Date, the Owner holds a voting interest in each portfolio in which there is value in the corresponding Subaccount. The number of portfolio shares which are attributable to the Owner is determined by dividing the corresponding value in a particular Subaccount by the net asset value of one portfolio share. The number of votes which an Owner will have a right to cast will be determined as of the record date established by each portfolio.

         We will solicit voting instructions by mail prior to the shareholder meetings. An Owner having a voting interest in a Subaccount will be sent proxy material, reports and other materials as provided by the Fund, relating to the appropriate portfolios. The Company will vote shares in accordance with instructions received from the Owner having a voting interest. At the meeting, the Company will vote shares for which it has received no instructions and any shares not attributable to Owners in the same proportion as it votes shares for which it has received instructions from Owners.

         The voting rights relate only to amounts invested in the Variable Account. There are no voting rights with respect to funds allocated to the Guaranteed Account.

         Shares of the Fund may be sold only to separate accounts of life insurance companies. The shares of the Fund will be sold to separate accounts of the Company and its affiliate, American International Life Assurance Company of New York, as well as to separate accounts of other affiliated or unaffiliated life insurance companies to fund variable annuity contracts and variable life insurance policies. It is conceivable that, in the future, it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Fund simultaneously. Although neither the Company nor the Fund currently foresees any such disadvantages, either to variable life insurance policyowners or to variable annuity Owners, the Fund's Board of Directors will monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If a material irreconcilable conflict were to occur, the Fund will take whatever steps it deems necessary, at its expense, to remedy or eliminate the irreconcilable material conflict. If such a conflict were to occur, one or more insurance company separate accounts might withdraw its investments in the Fund. This might force the Fund to sell securities at disadvantageous prices.

Substitution Of Shares

         If the shares of the Fund (or any portfolio within the Fund) should no longer be available for investment by the Variable Account or if, in the judgment of the Company, further investment in such shares should become inappropriate in view of the purpose of the Contracts, the Company may substitute shares of another mutual fund (or portfolio within the fund) for Fund shares already purchased or to be purchased in the future under the Contracts. No substitution of securities may take place without any required prior approval of the Securities and Exchange Commission and under such requirements as it may impose.


                                  THE CONTRACT

         The Contract described in this Prospectus is a deferred variable annuity. Single premium Contracts do not permit the payment of additional premiums after the Contract Date. Flexible premium Contracts permit the payment of additional Premiums at any time.

Parties to the Contract

         Owner

                  As the purchaser of the Contract, You may exercise all rights and privileges provided in the Contract, subject to any rights that You, as Owner, may convey to an irrevocable beneficiary. As Owner, You will also be the Annuitant, unless You name in writing some other person as Annuitant.

         Annuitant

                  The Annuitant is the person who receives annuity payments and upon the continuance of whose life these payments are based. You may designate someone other than yourself as Annuitant. If the Annuitant is a person other than the Owner, and the Annuitant dies before the Annuity Date, You will become the Annuitant unless you designate someone else as the new Annuitant.

         Beneficiary

                  The Beneficiary You designate will receive the death proceeds if You die prior to the Annuity Date. If no Beneficiary is living at that time, the death proceeds are payable to Your estate. If the Annuitant dies after the Annuity Date, the Beneficiary will receive any remaining guaranteed payments under an Annuity Option. If no Beneficiary is living at that time, the remaining guaranteed payments are payable to Your estate.

         Change of Annuitant and Beneficiary

                  Prior to the Annuity Date, You may change the Annuitant and Beneficiary by making a written request to Our Administrative Office. After the Annuity Date only a change of Beneficiary may be made. Once We have accepted Your written request, any change will become effective on the date You signed it. However, any change will be subject to any payment or other action taken by Us before We record the change. If the Owner is not a natural person, under current Federal tax law, the Contract may be subject to unintended and adverse tax consequences. For possible tax considerations of these changes, see FEDERAL TAX MATTERS, page .

How to Purchase a Contract

         At the time of application, the Purchaser must pay at least the minimum Premium required and provide instructions regarding the allocation of the Premium among the Subaccounts. Acceptance of the Premium and form of application is subject to Our requirements and We reserve the right to reject any Premium. If the application and Premium are accepted in the form received, the Premium will be credited and allocated to the Subaccounts within two business days of its receipt. The date the Premium is credited to the Contract is the Effective Date.

         If within five days of the receipt of the initial Premium We have not received sufficient information to issue a Contract, You will be contacted. The reason for the delay will be explained to You. If You consent We will retain the Premium until the necessary requirements are fulfilled. Otherwise, the Premium will be immediately refunded to You.

Discount Purchase Programs

         Purchases made by officers, directors and employees of either the Company, an affiliate of the Company or any individual, firm or company that has executed the necessary agreements to sell the Contracts and members of each of their immediate families will not be subject to the Surrender Charge. Such purchases include retirement accounts and must be for accounts in the name of the individual or qualifying family member.

Distributor

         AIG Equity Sales Corp. ("AESC"), 80 Pine Street, New York, New York, acts as the distributor of the Contracts. AESC is a wholly-owned subsidiary of AIG, and an affiliate of the Company. Commissions not to exceed 6% of Premiums will be paid to entities which sell the Contract. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature and similar services.

         Under the Glass-Steagall Act and other laws, certain banking institutions may be prohibited from distributing variable annuity contracts. If a bank were to be prohibited from performing certain agency or administrative services and receiving fees from AESC, Owners who purchased Contracts through the bank would be permitted to retain their Contracts and alternate means for servicing those Owners would be sought. It is not expected, however, that Owners would suffer any loss of services or adverse financial consequences as a result of any of these occurrences.


Administration of the Contracts

         While the Company has primary responsibility for all administration of the Contracts and the Variable Account, it has retained the services of Delaware Valley Financial Services, Inc. ("DVFS") pursuant to an administrative agreement. Such administrative services include issuance of the Contracts and maintenance of Owner's records. DVFS serves as the administrator to various insurance companies offering variable contracts.

Premium and Allocation to Your Investment Options

         The initial Premium must be at least $5,000 for Non-Qualified Contracts and $2,000 for a Contract purchased in connection with an IRA or 403(b) Plan. If you chose a Flexible Premium Contract, You may make additional payments of Premium prior to the Annuity Date, in amounts of at least $1000. There is no maximum limit on the additional Premiums You may pay or on the numbers of payments; however, the Company reserves the right to reject any Premium on any Contract. You specify at the time of issue or subsequently how the remaining amount, known as Additional Premium will be allocated.

         Except for any Contract issued as an IRA, the initial Premium is allocated among the Subaccounts and Guaranteed Account on the Effective Date. For IRAs the initial Premium will be allocated to the Money Market Subaccount until the end of the Right to Examine Contract Period, after which Your value in the Money Market Subaccount will then be reallocated among the Subaccounts and Guaranteed Account in accordance with Your allocation instructions. (See "Right to Examine Contract Period" on Page , and "Individual Retirement Annuities" on page .)

         Your allocation instructions will specify what percentage of Your initial Premium is to be credited to each Subaccount and to the Guaranteed Account. Allocation instructions must be expressed in whole percentages of not less than 10%. Allocations for additional Premium will be made on the same basis as the initial Premium unless We receive a written notice with new instructions. Additional Premium will be credited to the Contract Value and allocated at the close of the first Valuation Date on or after which the Additional Premium is received at Our Administrative Office.

         ALL PREMIUM TO QUALIFIED CONTRACTS MUST COMPLY WITH THE APPLICABLE PROVISIONS IN THE CODE AND THE APPLICABLE PROVISIONS OF YOUR RETIREMENT PLAN. ADDITIONAL PREMIUM COMMINGLED IN AN IRA WITH A ROLLOVER CONTRIBUTION FROM OTHER RETIREMENT PLANS MAY RESULT IN UNFAVORABLE TAX CONSEQUENCES. YOU SHOULD SEEK LEGAL COUNSEL AND TAX ADVICE REGARDING THE SUITABILITY OF THE CONTRACT FOR YOUR
SITUATION. (SEE "FEDERAL TAX MATTERS" ON PAGE    .)

Right to Examine Contract Period

         The Contract provides a 10 day Right to Examine Contract Period giving You the opportunity to cancel the Contract. You must return the Contract with written notice to Us. If We receive the Contract and Your written notice within 10 days after it is received by You, the Contract will be voided. With the exception of Contracts issued in connection with an IRA, in those states whose laws do not require that We assume the risk of market loss during the Right to Examine Contract Period, should You decide to cancel Your Contract, the amount to be returned to You will be the Contract Value (on the day We receive the Contract) plus any charges deducted for State Taxes, without imposition of the Surrender Charge. The amount returned to you may be more or less than the initial Premium. (See "Charges and Deductions" on page .) For Contracts issued in those states that require we return the premium, we will do so. In the case of Contracts issued in connection with an IRA, the Company will refund the greater of the Premium, less any withdrawals, or the Contract Value.

         State laws governing the duration of the Right to Examine Contract Period may vary from state to state. We will comply with the laws of the state in which the Owner resides at the time the Contract is applied for. Federal laws governing IRAs require a minimum seven day right of revocation. We provide 10 days from the date the Contract is received by you. (See "Individual Retirement
Annuities" on page    .)

Unit Value and Contract Value

         After the deduction of certain changes and expenses, amounts which You allocate to a Subaccount of the Variable Account are used to purchase Accumulation Units in that Subaccount, not shares of the Portfolio in which that Subaccount invest: The number of Accumulation Units you purchase will be determined by dividing the amount allocated to each Subaccount by the Unit Value of the Subaccount for the Valuation Period during which the amount was allocated.

         The Unit Value for each Subaccount will vary from one Valuation Period to the next, based on the investment experience of the Portfolio in which the Subaccount invests and the deduction of certain charges and expenses. The Statement of Additional Information contains a detailed explanation of how Accumulation Units are valued.

         Your value in any given Subaccount is determined by multiplying the Unit Value for the Subaccount by the number of Units You own. Your value within the Variable Account is the sum of your values in all the Subaccounts. The total value of your Contract, known as the Contract Value, equals your Value in the Variable Account plus Your value in the Guaranteed Account.

Transfers

         Prior to the Annuity Date, You may make Transfers among the Subaccounts and into and out of the Guaranteed Account subject to certain rules.

         At the present time there is no limit on the number of transfers which can be made among the Subaccounts and the Guaranteed Account in any one Contract Year. We reserve the right to limit the number of transfers to 12 per Contract Year. There are no fees for the first 12 transfers in any one Contract Year. For each transfer in excess of 12 within one Contract Year, We impose a transfer fee of $10. A transfer fee, if any, is deducted from the amount transferred. Transfers of Contract Value in the Guaranteed Account may be subject to a Market Value Adjustment. (See Appendix , "Guaranteed Account Transfers," page___.)

         Transfers may be made by written request or by telephone as described in the Contract or specifically authorized in writing. The Company will undertake reasonable procedures to confirm that instructions communicated by telephone are genuine. All calls will be recorded. All transfers will be confirmed in writing to the Owner. The Company is not liable for any loss, cost, or expense for action on telephone instructions which are believed to be genuine in accordance with these procedures.

         After the Annuity Date, the Owner may transfer the Contract Value allocated to the Variable Account among the Subaccounts. However, the Company reserves the right to refuse any more than one transfer per month. The transfer fee is the same as before the Annuity Date. This transfer fee, if any, will be deducted from the next annuity payment after the transfer. If following the transfer, the Annuity Units remaining in the Subaccount would generate a monthly annuity payment of less than $100, the Company will transfer the entire amount in the Subaccount.

         Once the transfer is effected, the Company will recompute the number of Annuity Units for each Subaccount. The number of Annuity Units for each Subaccount will remain the same for the remainder of the payment period unless the Owner requests another change.

         The minimum amount which may be transferred at any one time is the lesser of $1,000 or the value of the Subaccount or Guarantee Period from which the transfer is made. However, the minimum amount for transfers under our Dollar Cost Averaging program is $100 per Subaccount. (See "Dollar Cost Averaging") For additional limitations regarding transfers out of the Guaranteed Account, see "The Guaranteed Account" in the Appendix, page ____.)

Dollar Cost Averaging

         The Company currently offers an option under which Owners may dollar cost average their allocations in the Subaccounts under the contract by authorizing the Company to make periodic allocations of Contract Value from any one Subaccount to one or more of the other Subaccounts. Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities gets averaged over time and possibly over various market cycles. The option will result in the allocation of Contract Value to one or more Subaccounts, and these amounts will be credited at the Accumulation Unit value as of the end of the Valuation Dates on which the exchanges are effected. Amounts periodically transferred under this option are not included in the 12 transfers per Contract Year discussed under "Transfers" on page ___. Since the value of Accumulation Units will vary, the amounts allocated to a Subaccount will result in the crediting of a greater number of units when the Accumulation Unit value is low and a lesser number of units when the Accumulation Unit value is high. Similarly, the amounts exchanged from a Subaccount will result in a debiting of a greater number of units when the Subaccount's Accumulation Unit value is low and a lesser number of units when the Accumulation Unit value is high. Dollar cost averaging does not guarantee profits, nor does it assure that an Owner will not have losses.

         A  Dollar  Cost   Averaging   Request  form  is   available   from  the
Administrative Office upon request. On the form, the Owner must designate whether Contract Value is to be exchanged on the basis of a specific dollar amount, a fixed period or earnings only, the Subaccount or Subaccounts to and from which the transfers will be made, the desired frequency of the transfers, which may be on a monthly, quarterly, semiannual, or annual basis, and the length of time during which the transfers shall continue or the total amount to be exchanged over time. The Owner may specify that such transfers be made on any day of any month with the exception of the 29th, 30th or 31st of a month.

         To elect the Dollar Cost Averaging Option, the Owner's Contract Value must be at least $12,000 ($2,000 for a Contract funding a Qualified Plan), and a Dollar Cost Averaging Request in proper form must be received by the Company. The Dollar Cost Averaging Request form will not be considered complete until the Contract Value is at least the required amount. An Owner may not have in effect at the same time Dollar Cost Averaging and Asset Rebalancing Options.

         The Dollar Cost Averaging Option may be canceled at any time by written request or if the Accumulation Unit value is less than $5,000, or such lower amount as the Company may determine.

Asset Rebalancing Option

         The Company currently offers an option under which Owners may authorize the Company to automatically exchange Contract Value each quarter to maintain a particular percentage allocation among the Subaccounts as selected by the Owner. The Contract Value allocated to each Subaccount will grow or decline in value at different rates during the quarter, and Asset Rebalancing automatically reallocates the Contract Value in the Subaccounts each quarter to the allocation selected by the Owner. Asset Rebalancing is intended to exchange Contract Value from those Subaccounts that have increased in value to those Subaccounts that have declined in value. Over time, this method of investing may help an Owner buy low and sell high,although there can be no assurance of this. This investment method does not guarantee profits, nor does it assure that an Owner will not have losses.

         To elect the Asset Rebalancing Option, the Contract Value in the Contract must be at least $12,000 ($2,000 for a Contract funding a Qualified
Plan) and an Asset Rebalancing Request in proper form must be received by the Company. An Owner may not have in effect at the same time Dollar Cost Averaging and Asset Rebalancing Options. An Asset Rebalancing Request form is available upon request. On the form, the Owner must indicate the applicable Subaccounts and the percentage of Contract Value which should be allocated to each of the applicable Subaccounts each quarter under the Asset Rebalancing Option. If the Asset Rebalancing Option is elected, all Contract Value allocated to the Subaccounts must be included in the Asset Rebalancing Option.

         This option will result in the transfer of Contract Value to one or more of the Subaccounts on the date specified by the Owner or, if no date is specified, on the date of the Company's receipt of the Asset Rebalancing Request in proper form and on each quarterly anniversary of the applicable date thereafter. The amounts transferred will be credited to the Accumulation Unit Value as of the end of the Valuation Dates on which the transfers are effected. Amounts periodically transferred under this option are not included in the 12 transfers per Contract Year discussed under "Transfers" on page _____.

         An Owner may instruct the Company at any time to terminate this option by written request. Once terminated, this Option may not be reselected during the same Contract Year.


                             CHARGES AND DEDUCTIONS

         Various charges and deductions are made from Premium, the Contract Value and the Variable Account. These charges and deductions are as follows:

Deduction for Premium and Other State Taxes

         We do not deduct premium taxes unless assessed by the state of residence of the Owner. Any premium or other taxes levied by any governmental entity with respect to the Contracts will be charged at Our discretion against either Premium or Contract Value. Premium taxes currently imposed by certain states on the Contracts range typically from 0% to 3.5% of premiums paid. Some states assess premium taxes at the time Premium is received; others assess premium taxes at the time of annuitization. Premium taxes are subject to being changed or amended by state legislatures, administrative interpretations or judicial acts.

         The Company will also deduct from any amount payable under the Contracts any income taxes a governmental authority requires the Company to withhold with respect to that amount.

Deduction for Mortality and Expense Risk Charge

         The Company deducts for each Valuation Period a Mortality and Expense Risk Charge which is equal on an annual basis to 1.25% of the average daily net asset value of the Variable Account. The mortality risks assumed by the Company arise from its contractual obligation to make annuity payments after the Annuity Date for the life of the Annuitant, to waive the Surrender Charge in the event of the death of the Owner prior to the Annuity Date and to provide the death benefit. The expense risk assumed by the Company is that the costs of administering the Contracts and the Variable Account will exceed the amount received from Administrative and Contract Maintenance Charges.

         If the Mortality and Expense Risk Charge is insufficient to cover the actual costs, the loss will be borne by the Company. Conversely, if the amount deducted proves more than sufficient, the excess will be profit to the Company. The Mortality and Expense Risk Charge is guaranteed by the Company and cannot be increased. The Mortality and Expense Risk Charge is deducted during the Accumulation Period and after the Annuity Date.

         The Company currently offers annuity payment options that are based on a life contingency. (See "Annuity Period - Annuity Options" on page .) The Company in its discretion may offer additional payment options which are not based on a life contingency. If this should occur and if a Owner should elect a payment option not based on a life contingency, the Mortality and Expense Risk Charge is still deducted but the Owner receives no benefit from that portion of the charge attributable to mortality risk.

Deduction for  Accidental  Death Benefit

          If the Owner has elected the Accidental Death Benefit, the Company deducts for each Valuation Period, an Accidental Death Benefit Charge equal on an annual basis to 0.10% of the average daily net asset value in the Variable Account.


Deduction for Surrender (Deferred Sales) Charges

         In the event that an Owner makes a withdrawal from or surrenders Contract Value in excess of the Free Withdrawal Amount, a Surrender Charge may be imposed. The Free Withdrawal Amount for a single premium Contract is equal to 10% of the Contract Value at the time of the withdrawal. The Free Withdrawal Amount for a flexible premium Contract is equal to the greater of the Contract Value less premiums paid or the portion of the withdrawal that does not exceed 10% of the total Premium otherwise subject to the Surrender Charge paid to the time of withdrawal, less any prior withdrawals; however, the Surrender Charge applies only to Premium received by the Company within six (6) years of the date of the withdrawal.

         The Surrender Charge will vary in amount depending upon the time which has elapsed since the date Premium was received. In calculating the Surrender Charge, Premium is allocated to the amount surrendered on a first-in, first out basis. The amount of any withdrawal which exceeds the Free Withdrawal Amount for a flexible premium Contract will be subject to the following charges:

                                                                                                  Applicable Surrender
         Single Premium Contracts                    Flexible Premium Contracts                    Charge Percentage
         ------------------------                    --------------------------                    -----------------

              Contract Year 1                            Premium Year 1                                   6%
              Contract Year 2                            Premium Year 2                                   5%
              Contract Year 3                            Premium Year 3                                   4%
              Contract Year 4                            Premium Year 4                                   3%
              Contract Year 5                            Premium Year 5                                   2%
              Contract Year 6                            Premium Year 6                                   1%
              Contract Year 7 and thereafter             Premium Year 7 and thereafter                    None


         No Surrender Charge is imposed against: (1) Transfers of Contract Value under Dollar Cost Averaging, Asset Rebalancing, or Systematic Withdrawal options; (2) Contract Value upon Annuitization; (3) a Death Benefit.

         The Surrender Charge is intended to reimburse the Company for expenses incurred which are related to Contract sales. The Company does not expect the proceeds from the Surrender Charge to cover all distribution costs. To the extent such charge is insufficient to cover all distribution costs, the Company may use any of its corporate assets, including potential profit which may arise from the Mortality and Expense Risk Charge, to make up any difference.

         Certain  restrictions on surrenders are imposed on Contracts  issued in connection  with  retirement  plans which qualify  under Code Section  403(b) (a
"403(b) Plan"). (See "Taxes - 403(b) Plans" on page   .)

Deduction for Administrative Charges

         The Company deducts for each Valuation Period a daily Administrative Charge which is equal on an annual basis to .15% of the average daily net asset value of the Variable Account. This charge is intended to reimburse Us for administrative expenses, both during the accumulation period and following the Annuity Date. We do not expect to recover an amount in excess of our accumulated expenses through the deduction of the Administrative Charge.

Deduction for Contract Maintenance Charge

         The Company also deducts an annual Contract Maintenance Charge of $30 per year, from the Contract Value on each Contract Anniversary. The Contract Maintenance Fee is waived if the Contract Value is greater than $50,000 on the date of deduction of the charge. These charges are designed to reimburse the Company for the costs it incurs relating to maintenance of the Contract, the Variable Account, and the Guaranteed Account. If the Contract is surrendered, we will deduct the Contract Maintenance Charge at the time of surrender, pro-rata, for the current Contract Year. The deduction will be made proportionally based on your value in each Subaccount and the Guaranteed Account. After the Annuity Date, the Contract Maintenance Charge is deducted on a pro-rata basis from each annuity income payment and is guaranteed to remain at the same amount as at the Annuity Date. This charge is not expected to result in a profit to the Company.

Deduction for Income Taxes

         The Company deducts from the Contract Value and/or the Variable Account any Federal income taxes resulting from the operation of the Variable Account. The Company does not currently anticipate incurring any Federal income taxes.

Other Expenses

         There are deductions from and expenses paid out of the assets of the Fund which are described in the accompanying Prospectus for the Fund.

Group and Group Sponsored Arrangements

         In certain instances, we may reduce the Surrender Charge and the Administrative Charge or change the minimum premium requirements for the sale of Contracts to certain groups, including those in which a trustee or an employer, for example, purchases Contracts covering a group of individuals on a group basis.

         Our costs for sales, administration, and mortality generally vary with the size and stability of the group among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or similar arrangement must meet certain requirements, including our requirements for size and number of years in existence. Group or group sponsored arrangements that have been set up solely to buy Contracts or that have been in existence less than six months will not qualify for reduced charges.

         We will make any reductions according to our rules in effect when an application or enrollment form for a Contract is approved. We may change these rules from time to time. Any variation in the Surrender Charge or Administrative Charge will reflect differences in costs or services and will not be unfairly discriminatory.


                                ANNUITY BENEFITS

Annuitization

         Annuitization is an election you make to apply the Contract Value to an Annuity Option in order to provide a series of annuity payments. The date the Annuity Option becomes effective is the Annuity Date.

Annuity Date

          The latest Annuity Date is: (a) the first day of the calendar month following the later of the Annuitant's 90th birthday; or (b) such earlier date as may be set by applicable law.

         The Owner may designate an earlier date or may change the Annuity Date by making a written request at least thirty (30) days prior to the Annuity Date being changed. However, any Annuity Date must be no later than the date defined above; and, the first day of a calendar month.

         Without the approval of the Company, the new Annuity Date cannot be earlier thanone year after the Effective Date. In addition, for Qualified Contracts, certain provisions of your retirement plan or the Code may further restrict your choice of an Annuity Date. (See "Federal Tax Matters," page ____).

Annuity Options

         The Owner may choose annuity payments which are fixed, or which are based on the Variable Account, or a combination of the two. The Owner may, upon at least 30 days prior written notice to us, at any time prior to the Annuity Date, select or change an Annuity Option. If the Owner elects annuity payments which are based on the Variable Account, the amount of the payments will be variable. The amount of the annuity payment based on the value of a Subaccount is determined through a calculation described in the Statement of Additional Information, under the caption "Annuity Provisions". The Owner may not transfer Contract Values between the Guaranteed Account and the Variable Account after the Annuity Date, but may, subject to certain conditions, transfer Contract Values from one Subaccount to another Subaccount. (See " Transfer of Contract
Values" on page    .)

         If the Owner has not made any annuity payment option selection at the Annuity Date, the Contract Value will be applied to purchase Option 2 fixed basis annuity payments and Option 2 variable basis annuity payments, in proportion to the amount of Contract Value in the Guaranteed Account and the Variable Account, respectively.

         The annuity payment options are:

         Option 1:      Life Income.  The Company  will make  annuity  payments
                        during the lifetime of the Annuitant.

         Option 2:       Life Income with 10 Years of Payments  Guaranteed.  The
                         Company will make monthly annuity payments during the lifetime of the Annuitant. If, at the death of the Annuitant, payments have been made for less than 10 years, payments will be continued during the remainder of the period to the Beneficiary.

         Option 3:       Joint and Last Survivor  Income.  The Company will make
                         annuity payments for as long as either the Annuitant or a Contingent Annuitant is alive. In the event that the Contract is issued in connection with an IRA, the payments in this Option will be made only to the Owner as Annuitant and the Owner's spouse.

         The annuity payment options are more fully explained in the Statement of Additional Information. The Company may also offer additional options at its own discretion.

Annuity Payments

         If the Contract Value applied to annuity payment options is less than $2,000, the Company reserves the right to pay the amount in a lump sum in lieu of annuity payments. The Company makes all other annuity payments monthly. However, if the total monthly annuity payment would be less than $100 the Company reserves the right to make payments semi-annually or annually.

         If fixed annuity payments are selected, the amount of each fixed payment is determined by multiplying the Contract Value allocated to purchase fixed annuity payments by the factor shown in the annuity table specified in the Contract for the option selected, divided by 1,000.

         If variable annuity payments are selected, the Annuitant receives the value of a fixed number of Annuity Units each month. The actual dollar amount of variable annuity payments is dependent upon: (i) the Contract Value at the time of annuitization; (ii) the annuity table specified in the Contract; (iii) the Annuity Option selected; (iv) the investment performance of the Subaccount selected; and (v) the pro-rata portion of the Contract Maintenance charge.

         The annuity tables contained in the Contract are based on a 5% assumed investment rate. If the actual net investment rate exceeds 5%, payments will increase. Conversely, if the actual rate is less than 5%, variable annuity payments will decrease.


                                  DEATH BENEFIT
Prior to the Annuity Date

         In the event of Your death prior to the Annuity Date, a death benefit is payable to the Beneficiary. The value of the death benefit will be determined as of the date We receive proof of death in a form acceptable to Us. If there has been a change of Owner, the death benefit will equal the Contract Value. Otherwise, We will pay the death benefit equal to the greatest of: (a) the total of all Premium, less withdrawals and surrenders; (b) the Contract Value; (c) the greatest of the Contract Value at the sixth Contract Anniversary or at the Contract Anniversary every six years thereafter, plus any Premium paid and less any surrenders subsequent to that Contract Anniversary.

         The Beneficiary may elect the death benefit to be paid as follows: (a) payment of the entire death benefit within 5 years of the date of the Owner's death; or (b) payment over the lifetime of the designated Beneficiary with distribution beginning within 1 year of the date of death of the Owner; or (c) if the designated Beneficiary is Your spouse, he/she can continue the contract in his/her own name.

         If no payment option is elected, a single sum settlement will be made at the end of the sixty (60) day period following receipt of proof of death.

After the Annuity Date

         If the Owner is a person other than the Annuitant, and if the Owner's death occurs on or after the Annuity Date, no death benefit will be payable under this contract, except that any guaranteed payments remaining unpaid will continue to be paid to the Annuitant pursuant to the Annuity Option in force at the date of the Owner's death.

Accidental Death Benefit

     If an Accidental Death Benefit has been elected, the cost of this benefit will be equal on an annual basis to 0.10% of the average daily net assets in the Variable Account.

         The Accidental Death Benefit, if any, is equal to the lesser of the Contract Value as of the date the death benefit is determined or $250,000. The Accidental Death Benefit is payable if the death of the primary Owner occurs prior to the Contract Anniversary next following his 75th birthday as a result of an Injury. The death must also occur before the Annuity Date and within 365 days of the date of the accident which caused the Injury. The Accidental Death Benefit is paid to the Beneficiary.

         The Accidental Death Benefit will not be paid for any death caused by or resulting (in whole or in part) from the following:

         (a)      suicide   or   attempted   suicide   while   sane  or  insane;
                  intentionally self-inflicted injuries;

         (b) sickness, disease or bacterial infection of any kind, except pyogenic infections which occur as a result of an injury or bacterial infections which result from the accidental ingestion of contaminated substances;

         (c)      hernia;

         (d) injury sustained as a consequence of riding in, including boarding or alighting from, any vehicle or device used for aerial navigation except if the Owner is a passenger on any aircraft licensed for the transportation of passengers;

         (e)      declared or undeclared war or any act thereof; or

         (f)      service in the military, naval or air service of any country.

Death of the Annuitant

         If the Annuitant is a person other than the Owner, and if the Annuitant dies before the Annuity Date, a new Annuitant may be named by the Owner. If no new Annuitant is named within sixty (60) days of Our receipt of proof of the Annuitant's death, the Owner will be deemed the new Annuitant. If an Annuitant dies after the Annuity Date, the remaining payments, if any, will be as specified in the Annuity Option elected. We will require proof of the Annuitant's death. Death benefits, if any, will be paid to the designated Beneficiary at least as rapidly as under the method of distribution in effect at the Annuitant's death.


                        DISTRIBUTIONS UNDER THE CONTRACT

Withdrawals

     The Owner may withdraw Contract Values prior to the Annuity Date. Any withdrawal is subject to the following conditions:

         (a)      the Company must receive a written request;

         (b)      the amount requested must be at least $500;

         (c)      any applicable Surrender Charge will be deducted;

         (d) the Contract Value will be reduced by the sum of the amount requested plus the amount of any applicable Surrender Charge;

         (e) the Company will deduct the amount requested plus any Surrender Charge from each Subaccount of the Variable Account and from the Guaranteed Account either as specified or in the proportion that each Subaccount and the Guaranteed Account bears to the Contract Value; and

         We reserve the right to consider any withdrawal request that would reduce the Value of the Accumulation Account to less than $2,000 to be a request for Surrender. In this event, the Surrender Value will be paid to You and the Contract will terminate.

         Each withdrawal is subject to Federal income taxes on the taxable portion. Unless otherwise directed by You, We must withhold federal income taxes from each withdrawal. In addition, a 10% penalty tax may be assessed on withdrawals if You are under age 59 1/2. This includes withdrawals under the Systematic Withdrawal program (described below) and withdrawals You may make to pay fees to Your investment advisor, if any.

Systematic Withdrawal

         The systematic withdrawal program involves making regularly scheduled withdrawals from Your value in the Contract. In order to initiate the program, your total Contract Value must be at least $24,000. The program allows You to prearrange the withdrawal of a specified dollar amount of at least $200 per withdrawal, on a monthly or quarterly payment basis. A maximum of 10% of the Contract Value may be withdrawn in a Contract Year. Surrender Charges are not imposed on withdrawals under this program. If you elect this program Surrender Charges will be imposed on any withdrawal, other than withdrawals made under Your systematic withdrawal program, when the withdrawal is from Premium paid in the last six years. You may not elect this program if you have taken a prior withdrawal during the same Contract Year. (See "Withdrawals" on page , and
"Surrender Charges" on page    .

         Systematic withdrawals will begin on the first scheduled withdrawal date selected by You following the date We process Your request. If the day You designate is not a Valuation Date, the withdrawal will be made on the following Valuation Date. In the event that Your value in a specified Subaccount or the Guaranteed Account is not sufficient to deduct a withdrawal or if Your request for systematic withdrawal does not specify the Guaranteed Account or from which Subaccounts withdrawals are to be deducted, withdrawals will be deducted proportionally based on Your value in each Subaccount and the Guaranteed Account.

         All parties to the Contract are cautioned that the rights of any person to implement the systematic withdrawal program under Qualified Contracts may be subject to the terms and conditions of the retirement plan, regardless of the terms and conditions of the Qualified Contract issued in connection with such a
retirement plan. (See "Federal Tax Matters" on page    .)

         The systematic withdrawal program may be canceled at any time by written request or automatically by Us should the Contract Value fall below $1,000. In the event the systematic withdrawal program is canceled, the Owner may not elect to participate in such program until the next Contract Anniversary.

         An Owner may change once per Contract Year the amount or frequency of withdrawals on a systematic basis.

         The Free Withdrawal Amount (see "Charges and Deductions - Deduction for Surrender Charge" on page ) is not available while an Owner is receiving systematic withdrawals. An Owner will be entitled to the free withdrawal amount on and after the Contract Anniversary next following the termination of the systematic withdrawal program.

         Implementation of the systematic withdrawal program may subject an Owner to adverse tax consequences, including a 10% tax penalty. (See "Taxes - Taxation of Annuities in General" on page for a discussion of the tax consequences of withdrawals.)

THE COMPANY RESERVES THE RIGHT TO DISCONTINUE THIS PROGRAM AT ANY TIME.

Surrender

     Prior to the Annuity Date you may Surrender the Contract for the Surrender Value by withdrawing the entire Contract Value. You must submit a written request for Surrender and return the Contract to Us. The Surrender Value will be based on the Contract Value at the end of the Valuation Period during which the Surrender request is received as described below. The Contract may not be surrendered after the Annuity Date.

Surrender Value

         The Surrender Value of the Contract varies each day depending on the investment results of the Subaccounts selected by the Owner. Contract Value in the Guaranteed Account may be subject to a Market Value Adjustment. (See "Market Value Adjustment", Appendix .) The Surrender Value will be the Contract Value, subject to any applicable Market Value Adjustment, as of the date the Company receives Your surrender request, reduced by the following: (1) any applicable taxes not previously deducted; (2) any applicable portion of the Contract Maintenance Charge; and (3) any applicable Surrender Charge.

Payment of Withdrawals and Surrender Values

     Payments of Withdrawals and Surrender Values will ordinarily be sent to the Owner within seven (7) days of receipt of the written request, but see the Deferment of Payment discussion below. (Also see Statement of Additional Information - "Delay of Payments.")

         The Company reserves the right to ensure that an Owner's check or other form of Premium has been cleared for payment prior to processing any withdrawal or redemption request occurring shortly after a Premium payment.

         If, at the time You make a request for a Withdrawal or a Surrender, You have not provided Us with a written election not to have Federal income taxes withheld, We must by law withhold such taxes from the taxable portion of Your payment and remit that amount to the IRS. Mandatory withholding rules apply to distributions from qualified plans and Code section 403(b) annuities. Additionally, the Code provides that a 10% penalty tax may be imposed on certain early Withdrawals and Surrenders. (See "Federal Tax Matters" on page , and
"Qualified Contracts" on page    .)

Deferral of Payment

         Payment of any Withdrawal, Surrender, or lump sum death proceeds from the Variable Account will usually occur within seven days. We may be permitted to defer such payment if: (1) the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted; (2) an emergency exists as defined by the SEC or the SEC requires that trading be restricted; (3) the SEC permits a delay for protection of Owners; or (4) the check used to pay any Premium has not cleared through the banking system (this may take up to 15 days).

         We may defer payment of any Withdrawal or Surrender from the Guaranteed Account for up to six months from the date we receive Your written request.


                                      TAXES

Introduction

         The Contracts are designed to accumulate Contract Values for retirement plans which, except for IRAs and 403(b) Plans, are generally not tax-qualified plans ("Qualified Plans"). The ultimate effect of Federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefits to the Owner, Annuitant or Beneficiary depend on the Company's tax status and upon the tax status of the individual concerned. Accordingly, each potential Owner should consult a competent tax adviser regarding the tax consequences of purchasing a Contract.

         The following discussion is general in nature and is not intended as tax advice. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion is based upon the Company's understanding of the Federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of the Federal income tax laws, the Treasury Regulations, or the current interpretations by the Internal

Revenue Service (the "Service"). For a discussion of Federal income taxes as they relate to the Fund, please see the accompanying Prospectus for the Fund.

Company Tax Status

         The Company is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). Since the Variable Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the Contract Value. Under existing Federal income tax law, the Variable Account's investment income, including realized net capital gains, is not taxed to the Company. The Company reserves the right to make a deduction for taxes from the assets of the Variable Account should they be imposed with respect to such items in the future.

Taxation of Annuities in General - Non-Qualified Plans

         Code Section 72 governs the taxation of annuities. In general, an Owner is not taxed on increases in value under a Contract until some form of withdrawal or distribution is made under the Contract. However, under certain circumstances, the increase in value may be subject to tax currently. (See "Contracts Owned by Non-Natural Persons," and " Diversification Standards" on page____.)

         Withdrawals prior to the Annuity Date

                  Code Section 72 provides that a total or partial withdrawal from a Contract prior to the Annuity Date will be treated as taxable income to the extent the amounts held under the Contract on the date of the withdrawal exceed the "investment in the contract," as that term is defined under the Code. The "investment in the contract" can generally be described as the cost of the Contract. It generally constitutes the sum of all purchase payments made for the contract less any amounts received under the Contract that are excluded from gross income. The taxable portion is taxed as ordinary income. For purposes of this rule, a pledge or assignment of a Contract is treated as a payment received on account of a partial withdrawal of a Contract.

         Withdrawals on or after the Annuity Date

                  Upon receipt of a lump sum payment or an annuity payment under the Contract, the recipient is taxed on the portion of the payment that exceeds the investment in the Contract. Ordinarily, the taxable portion of payments under the Contract will be taxed as ordinary income.

                  For fixed annuity payments, the taxable portion of each payment is generally determined by using a formula known as the "exclusion ratio", which establishes the ratio that the investment in the Contract bears to the total expected amount of annuity payments for the term of the Contract. That ratio is then applied to each payment to determine the nontaxable portion of the payment. The remaining portion of each payment is taxed as ordinary income. For variable annuity payments, the taxable portion is determined by a formula which establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the Contract by the total number of expected periodic payments. The remaining portion of each payment is taxed as ordinary income.

                  The Company is obligated to withhold Federal income taxes from certain payments unless the recipient elects otherwise. Prior to the first payment, the Company will notify the payee of the right to elect out of withholding and will furnish a form on which the election may be made. The payee must properly notify the Company of that election in advance of the payment in order to avoid withholding.

         Penalty Tax on Certain Withdrawals

                  With respect to amounts withdrawn or distributed before the taxpayer reaches age 59 1/2, a 10% penalty tax is imposed upon the portion of such amount which is includable in gross income. However, the penalty tax will not apply to withdrawals: (i) made on or after the death of the Owner (or where the Owner is not an individual, the death of the "primary annuitant", who is defined as the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract); (ii) attributable to the taxpayer's becoming totally disabled within the meaning of Code
         Section 72(m)(7); (iii) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (iv) allocable to investment in the Contract before August 14, 1982; (v) under a qualified funding asset (as defined in Code Section 130(d));
         (vi) under an immediate annuity contract; or (vii) that are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

                  If the penalty tax does not apply to a withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year in which the modification occurs will be increased by an amount equal to the tax that would have been imposed but for item (iii) above as determined under Treasury Regulations, plus interest for the deferral period. The foregoing rule applies if the modification takes place: (a) before the close of the period which is five years from the date of the first payment and after the taxpayer attains age 59 1/2; or (b) before the taxpayer reaches age 59 1/2.

         Assignments

                  Any assignment or pledge of the Contract as collateral for a loan may result in a taxable event and the excess of the Contract Value over total Premium will be taxed to the assignor as ordinary income. Please consult your tax adviser prior to making an assignment of the Contract.

         Distribution-at-Death Rules

                  In order to be treated as an annuity contract for Federal income tax purposes, a Contract must generally provide for the following two distribution rules: (i) if the Owner dies on or after the Annuity Date, and before the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as quickly as the method in effect on the Owner's death; and
         (ii) if a Owner dies before the Annuity Date, the entire interest must generally be distributed within five years after the date of death. To the extent such interest is payable to a designated Beneficiary, however, such interest may be annuitized over the life of that Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, so long as distributions commence within one year after the date of death. If the Beneficiary is the spouse of the Owner, the Contract may be continued unchanged in the name of the spouse as Owner.

                  If the Owner is not an individual, the "primary annuitant" (as defined under the Code) is considered the Owner. In addition, when the Owner is not an individual, a change in the primary annuitant is treated as the death of the Owner.

         Gifts of Contracts

                  Any transfer of a Contract prior to the Annuity Date for less than full and adequate consideration will generally trigger tax on the gain in the Contract. The transferee will receive a step-up in basis for the amount included in the transferor's income. This provision, however, does not apply to those transfers between spouses or incident to a divorce which are governed by Code Section 1041(a).

         Contracts Owned by Non-Natural Persons

                  If the Contract is held by a non-natural person (for example, a corporation or trust) the Contract is generally not treated as an annuity contract for Federal income tax purposes, and the income on the Contract (generally the excess of the Contract Value over the purchase payments) is includable in income each year. The rule does not apply where the non-natural person is only the nominal owner such as a trust or other entity acting as an agent for a natural person. The rule also does not apply when the Contract is acquired by the estate of a decedent, when the Contract is held under certain qualified plans, when the Contract is a qualified funding asset for structured settlements, when the Contract is purchased on behalf of an employee upon termination of a qualified plan, and in the case of an immediate annuity.

         Section 1035 Exchanges

                  Code Section 1035 provides that no gain or loss shall be recognized on the exchange of an annuity contract for another annuity contract. A replacement contract obtained in a tax-free exchange of contracts succeeds to the status of the surrendered contract. Special rules and procedures apply to Code Section 1035 transactions. Prospective owners wishing to take advantage of Code Section 1035 should consult their tax advisers.


         Multiple Contracts

                  Annuity contracts that are issued by the Company (or affiliate) to the same Owner during any calendar year will be treated as one annuity contract in determining the amount includable in the taxpayer's gross income. Thus, any amount received under any such contract prior to the contract's annuity starting date will be taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts. The Treasury has broad regulatory authority to prevent avoidance of the purposes of this aggregation rule. It is possible that, under this authority, Treasury may apply this rule to amounts that are paid as annuities (on or after the starting date) under annuity contracts issued by the same company to the same Owner during any calendar year period. In this case, annuity payments could be fully taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts and regardless of whether any amount would otherwise have been excluded from income. Owners should consult a tax adviser before purchasing more than one Contract or other annuity contracts.

Diversification Standards

         To comply with the diversification  regulations  promulgated under Code
Section 817(h) (the "Diversification Regulations"), after a start-up period, each Subaccount is required to diversify its investments. The Diversification Regulations generally require that on the last day of each quarter of a calendar year no more than 55% of the value of the assets of a Subaccount is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. A "look-through" rule applies so that an investment in the Fund is not treated as one investment but is treated as an investment in a pro-rata portion of each underlying asset of the Fund. All securities of the same issuer are treated as a single investment. In the case of government securities, each Government agency or instrumentality is treated as a separate issuer.

         In connection with the issuance of the Diversification Regulations, Treasury announced that such regulations do not provide guidance concerning the extent to which Owners may direct their investments to particular divisions of a separate account. It is possible that if and when additional regulations or IRS pronouncements are issued, the Contract may need to be modified to comply with such rules. For these reasons, the Company reserves the right to modify the Contract, as necessary, to prevent the Owner from being considered the owner of the assets of the Variable Account.

         The Company intends to comply with the Diversification Regulations to assure that the Contracts continue to be treated as annuity contracts for Federal income tax purposes.

Qualified Plans

         The Contracts may be used to create an IRA. The Contracts are also available for use in connection with a previously established 403(b) Plan. No attempt is made herein to provide more than general information about the use of the Contracts with IRAs or 403(b) Plans. The information herein is not intended as tax advice. A prospective Owner considering use of the Contract to create an IRA or in connection with a 403(b) Plan should first consult a competent tax adviser with regard to the suitability of the Contract as an investment vehicle for their qualified plan.

         A Contract may be used as the investment medium for several types of retirement plans. Under amendments to the Internal Revenue Code which became effective in 1993, distributions from a qualified plan (other than non-taxable distributions representing a return of capital, distributions meeting the minimum distribution requirement, distributions for the life or life expectancy of the recipient(s) or distributions that are made over a period of more than 10 years) are eligible for tax-free rollover within 60 days of the date of distribution, but are also subject to federal income tax withholding at a 20% rate unless paid directly to another qualified plan. If the recipient is unable to take full advantage of the tax-free rollover provisions, there may be taxable income, and the imposition of a 10% penalty if the recipient is under age 59 1/2. We make no attempt to provide more than general information about use of Qualified Contracts with the various types of retirement plans. Owners and participants under retirement plans as well as Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Contracts may be subject to the terms and conditions of the retirement plan, regardless of the terms and conditions of the Qualified Contract issued in connection with such a retirement plan. Purchasers of Qualified Contracts for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of a Qualified Contract for their retirement plan.

Individual Retirement Annuities

         Section 408 of the Code permits eligible individuals to contribute to an IRA. Contracts issued in connection with an IRA are subject to limitations on eligibility, maximum contributions, and time of distribution. Distributions from certain retirement plans qualifying for federal tax advantages may be rolled over into an IRA. Sales of the Contracts for use with IRAs are subject to special requirements imposed by the Service, including the requirement that informational disclosure be given to each person desiring to establish an IRA. The IRAs offered by this Prospectus are not available in all states.

403(b) Plans

         Code Section 403(b)(11) imposes certain restrictions on an Owner's ability to make partial withdrawals from Code Section 403(b) Contracts, if attributable to Premium paid under a salary reduction agreement. Specifically, Code Section 403(b)(11) allows an Owner to make a surrender or partial withdrawal only (a) when the employee attains age 59 1/2, separates from service, dies, or becomes disabled (as defined in the Code), or (b) in the case of hardship. In the case of hardship, only an amount equal to the purchase payments may be withdrawn. In addition, under Code Section 403(b) the employer must comply with certain non-discrimination requirements. Owners should consult their employers to determine whether the employer has complied with these rules. The 403(b) Plan offered by this Prospectus is not available in all states.

                                TABLE OF CONTENTS

                                                              PAGE
General Information...............................................
         The Company..............................................
         Independent Accountants..................................
         Legal Counsel............................................
         Distributor..............................................
         Calculation of Performance Related Information...........
         Delay of Payments........................................
         Transfers................................................
Method of Determining Contract Values.............................

Annuity Provisions................................................
         Annuity Benefits.........................................
         Annuity Options..........................................
         Variable Annuity Payment Values..........................
         Annuity Unit.............................................
         Net Investment Factor....................................
         Additional Provisions....................................

Financial Statements..............................................

                                    APPENDIX

GUARANTEED ACCOUNT OPTION

         Under this Guaranteed Account option, Contract Values are held in the Company's General Account. The General Account includes all of Our assets, except those assets segregated in Our separate accounts. Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 nor is the General Account registered as an investment company under the Investment Company Act of 1940. The Company understands that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus relating to the Guaranteed Account portion of the Contract. Disclosures regarding the Guaranteed Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

         During the Accumulation Period the Owner may allocate amounts to the Guaranteed Account. The initial Premium will be invested in the Guaranteed Account if selected by the Owner at the time of application. Additional Premium will be allocated in accordance with the selection made in the application or the most recent instruction received at the Company Office. If the Owner elects to withdraw amounts from the Guaranteed Account, such withdrawal, except as otherwise provided in this Appendix, will be subject to the same conditions as imposed on withdrawals from the Variable Account. The Company reserves the right to delay any payment from the Guaranteed Account for up to six (6) months from the date it receives such request at its Office.

GUARANTEE PERIODS

         The period(s) for which a guaranteed interest rate is credited is called a Guarantee Period. Guarantee Periods may be offered or withdrawn at the Company's discretion. The initial guarantee period(s) and the guaranteed interest rate(s) applicable to the initial Premium are as shown in the Contract. At least 15 days but no more than 75 days prior to the expiration of a Guarantee Period, the Owner will be mailed a notice of the guaranteed interest rate applicable to a renewal of the Guarantee Period. At the expiration of any Guarantee Period applicable to any portion of the Contract Value, that portion of the Contract Value will be automatically renewed for another Guarantee Period for the same duration as the expired Guarantee Period and will receive the guaranteed interest rate then in effect for that Guarantee Period, unless other Guarantee Periods or one or more Subaccounts are requested in writing by the Owner. All requests to change a Guarantee Period at the end of an existing Guarantee Period must be received in writing at the Company's Office within 30 days prior to the end of that Guarantee Period.

ALLOCATIONS TO THE GUARANTEED ACCOUNT

         The minimum amount that may be allocated to a Guarantee Period, either from the initial or a subsequent Premium, is $3,000. Amounts invested in the Guaranteed Account are credited with interest on a daily basis at the then applicable effective guarantee rate. The effective guarantee rate is that rate in effect when the Owner allocates or transfers amounts to the Guaranteed Account. If the Owner has allocated or transferred amounts at different times to the Guaranteed Account, each allocation or transfer may have a unique effective guarantee rate and Guarantee Period associated with that amount. The effective guarantee rate will not be changed more than once per year and the minimum rate will not be less than 3%.

GUARANTEED ACCOUNT TRANSFERS

         During the accumulation period the Owner may transfer, by written request or telephone authorization, Contract Values to or from a subaccount of the Variable Account to or from a Guarantee Period of the Guaranteed Account at any time, subject to the conditions set out under Transfer of Contract Values Section.

         Prior to the end of a Guarantee Period the Owner may specify the subaccount(s) of the Variable Account or the applicable Guarantee Period of the Guaranteed Account to which the Owner wants the amounts from the Guaranteed Account transferred at the end of the Guarantee Period. If the Owner does not notify us prior to the end of the Guarantee Period, we will reapply that amount to a new Guarantee Period of the same duration, provided it is available. If a new Guarantee Period of the same duration is not available, that portion of Your Contract Value shall be transferred to the

Guarantee Period next shortest in duration. The amount so applied is then subject to the same conditions as the original Guarantee Period, including the condition that the amount may not be transferred until the end of that Guarantee Period. In the event of a non-specified renewal, there is a grace period of 30 days within which the Owner can have transferred amounts reapplied. The effective guarantee rate applicable to the new Guarantee Period may be different from the effective guaranteed rate applicable to the original Guarantee Period. These transfers will be handled at no charge to the Owner.

MARKET VALUE ADJUSTMENT

         Unless accomplished on the expiration date of a Guarantee Period or during the grace period, a transfer, withdrawal, surrender or annuitization of amounts allocated to the Guaranteed Account may be subject to a Market Value Adjustment. The adjusted value is determined by multiplying the amount to be transferred, withdrawn, surrendered or annuitized from a Guarantee Period by the following formula:

         .75 x (A-B) x [N/12], where:

         A= The guaranteed interest rate applicable to a Guarantee Period for that portion of proceeds being transferred, withdrawn, surrendered or annuitized.

         B= The guaranteed interest rate currently available for the same length of Guarantee Period as that remaining in the period applicable to that portion of proceeds being transferred, withdrawn, surrendered or annuitized. If no such Guarantee Period is then offered, the guaranteed interest rate will be calculated by straight line interpolation of the guaranteed interest rates of available Guarantee Periods.

         N= The number of complete and partial months remaining to the end of the Guarantee Period applicable to that portion of proceeds being transferred, withdrawn, surrendered or annuitized.

         The Market Value Adjustment is not applicable on the date a Guarantee Period expires; however, a Withdrawal or Surrender on such date may remain subject to Surrender Charges. Applicable Surrender Charges will be applied after any Market Value Adjustment to Guaranteed Account values.

MINIMUM SURRENDER VALUE

         The minimum  Surrender  Value for amounts  allocated to the  Guaranteed
Account equals the amounts so allocated less withdrawals, with interest compounded annually at the rate of 3%, reduced by any applicable Surrender Charge.

                                     PART B

                                     PART B
                       STATEMENT OF ADDITIONAL INFORMATION


                       DEFERRED VARIABLE ANNUITY CONTRACTS



                                    issued by



                               VARIABLE ACCOUNT I



                                       and



                           AIG LIFE INSURANCE COMPANY



          THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE DEFERRED VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

          THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS DATED ________, 1996 CALL OR WRITE: AIG Life Insurance Company; Attention: Variable Products, One Alico Plaza, Wilmington, Delaware 19801, 1-800-340-2765.

DATE OF STATEMENT OF ADDITIONAL INFORMATION:  ___________, 1996

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

                                                                      Page
General Information.......................................................
         The Company......................................................
         Independent Accountants..........................................
         Legal Counsel....................................................
         Distributor......................................................
         Calculation of Performance Related Information...................
         Delay of Payments................................................
         Transfers........................................................

Method of Determining Contract Values.....................................

Annuity Provisions........................................................

Annuity Benefits..........................................................
         Annuity Options..................................................
         Variable Annuity Payment Values..................................
         Annuity Unit.....................................................
         Net Investment Factor............................................
         Additional Provisions............................................

Financial Statements......................................................

                               GENERAL INFORMATION


The Company

          A description of AIG Life Insurance Company (the "Company"), and its ownership is contained in the Prospectus. The Company will provide for the safekeeping of the assets of Variable Account I (the "Variable Account").

Independent Accountants

          The audited financial statements of the Company have been
audited  by  Coopers  and  Lybrand,   L.L.P.,   independent   certified   public
accountants, whose offices are located in Philadelphia, Pennsylvania.

Legal Counsel

          Legal matters relating to the Federal securities laws in connection with the Contracts described herein and in the Prospectus are being passed upon by the law firm of Jorden Burt Berenson & Johnson LLP, Washington, D.C..

Distributor

          AIG Equity Sales Corp. ("AESC"), a wholly owned subsidiary of American International Group, Inc. and an affiliate of the Company, acts as the distributor. The offering is on a continuous basis. Commissions in the amount of $________ were paid during 1995, none of which were retained by the Distributor.

Calculation Of Performance Related Information

          A.  Yield  and  Effective  Yield   Quotations  for  the  Money  Market
Subaccount

          The yield quotation for the Money Market Subaccount to be set forth in the Prospectus will be for the seven days ended on the date of the most recent balance sheet of the Variable Account included in the registration statement, and will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting figure carried to at least the nearest hundredth of one percent.

          Any effective yield quotation for the Money Market Subaccount to be set forth in the Prospectus will be for the seven days ended on the date of the most recent balance sheet of the Variable Account included in the registration statement, and will be carried at least to the nearest hundredth of one percent, and will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7 and subtracting 1 from the result, according to the following formula:

          EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1)365/7]-1.

          For purposes of the yield and effective yield computations, the hypothetical charge reflects all deductions that are charged to all Owner accounts in proportion to the length of the base period. For any fees that vary with the size of the account, the account size is assumed to be the Money Market Subaccount's mean account size. The yield and effective yield quotations do not reflect the Surrender Charge that may be assessed at the time of withdrawal in an amount ranging up to 6% of the requested withdrawal amount, with the specific percentage applicable to a particular withdrawal depending on the length of time the purchase payment was held under the Contract and whether withdrawals had been previously made during that Contract Year. (See "Charges and Deductions - Deduction for Surrender Charge" on page of the Prospectus) No deductions or sales loads are assessed upon annuitization under the Contracts. Realized gains and losses from the sale of securities and unrealized appreciation and depreciation of the Money Market Subaccount and the Fund are excluded from the calculation of yield.

B. Total Return Quotations

          The total return quotations for all of the Subaccounts to be set forth in the Prospectus will be average annual total return quotations for the one, five, and ten year periods (or, where a Subaccount has been in existence for a period of less than one, five or ten years, for such lesser period) ended on the date of the most recent balance sheet of the Variable Account and for the period from the date monies were first placed into the Subaccounts until the aforesaid date. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                          P(1+T)^n = ERV

                  Where:   P = a hypothetical initial payment of $1,000

                                    T = average annual total return

                                    n = number of years

                                    ERV  =   ending   redeemable   value   of  a
                                    hypothetical $1,000 payment made at the beginning of the particular period at the end of the particular period.

          For the purposes of the total return quotations for all of the Subaccounts, the calculations take into effect all fees that are charged to all Owner accounts. For any fees that vary with the size of the account, the account size is assumed to be the respective Subaccount's mean account size. The calculations also assume a total withdrawal as of the end of the particular period.

          Annualized total return for certain Subaccounts as of December 31, 1995, were as follows:

       One Year                                           Inception to Date

    Money Market
    Premier  Growth
    Growth & Income
    International
    Short Term Multi
    Global Bond
    US Gov't  Securities
    Global  Dollar  Gov't
    North American  Gov't
    Utility  Income
    Conservative Investor
    Growth  Investors
    Growth
    Total Return
    World Wide Privatization
    Technology Portfolio




  *Funds were first invested in the Portfolios as listed below:

     Premier Growth Portfolio                               December 7, 1992
     Growth & Income Portfolio                              April 17, 1992
     Short-Term Multi-Market Portfolio                      June 25, 1992
     Global Bond Portfolio                                  May 10, 1993
     Money Market Portfolio                                 May 13, 1993
     International Portfolio                                June 1, 1993
     US Government/High Yield Securities Portfolio          June 14, 1993
     North American Government Income Portfolio             April 8, 1994
     Global Dollar Government Portfolio                     May 26, 1994
     Utility Income Portfolio                               June 15, 1994
     Conservative Investors Portfolio                       September 8, 1994
     Growth Investors Portfolio                             October 12, 1994
     Growth Portfolio                                       August 12, 1994
     Total Return Portfolio                                 September 12, 1994
     Worldwide Privatization Portfolio                      October 17, 1994
     Technology Portfolio                                   January 2, 1996

C. Yield Quotations for the Short-Term Multi-Market, U.S. Government/High Grade Securities and Global Bond Subaccounts

     The yield quotations for the Short-Term Multi-Market, U.S. Government/High Grade Securities and Global Bond Subaccounts that will be set forth in the Prospectus will be based on the thirty-day period ended on the date of the most recent balance sheet of the Variable Account included in the registration statement, and are computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

                  Yield = 2[((a-b)/(cd)+1)^6-1]

   Where: a =   net   investment   income   earned  during  the  period  by  the
                corresponding portfolios of the Fund attributable to shares owned by the Subaccount.

          b =   expenses accrued for the period (net of reimbursements).

          c = the average daily number of Accumulation Units outstanding during the period.

          d = the maximum offering price per Accumulation Unit on the last day of the period.

     For the purposes of the yield quotations for the Short-Term Multi-Market, U.S. Government/High Grade Securities and Global Bond Subaccounts, the calculations take into effect all fees that are charged to all Owner accounts. For any fees that vary with the size of the account, the account size is assumed to be the respective Subaccount's mean account size. The calculations do not take into account the Surrender Charge or any transfer charges.

     A Surrender Charge may be assessed at the time of withdrawal in an amount ranging up to 6% of the requested withdrawal amount, with the specific percentage applicable to a particular withdrawal depending on the length of time the purchase payment was held under the Contract, and whether withdrawals had been previously made during that Contract Year. (See "Charges and Deductions - Deduction for Surrender Charge" on page 17 of the Prospectus) There is currently a transfer charge of $10 per transfer after a specified number of transfers in each Contract Year. (See "Alliance Variable Products Series Fund, Inc., - Transfer of Contract Values" on page 15 of the Prospectus)


              D.     Non - Standardized Performance Data

                     1.     Total Return Quotations

     The total return quotations for all of the Subaccounts to be set forth in the Prospectus will be average annual total return quotations for the one, five, and ten year periods (or, where a Subaccount has been in existence for a period of less than one, five or ten years, for such lesser period) ended on the date of the most recent balance sheet of the Variable Account and for the period from the date monies were first placed into the Subaccounts until the aforesaid date. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                         P(1+T)^n = ERV

               Where:      P = a hypothetical initial payment of $1,000

                           T = average annual total return

                           n = number of years

                          ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the particular period at the end of the particular period.

     For the purposes of the total return quotations, the calculations take into effect all fees that are charged to all Owner accounts. For any fees that vary with the size of the account, the account size is assumed to be the respective Subaccount's mean account size. The calculations do not, however, assume a total withdrawal as of the end of the particular period and, therefore, no Surrender Charge is reflected.

     Annualized total return quotations for certain Subaccounts as of December 31, 1995, were as follows:

                 One Year                      Inception to Date

             Money Market
             Premier  Growth
             Growth & Income
             International
             Short Term Multi  Market
             Global  Bond
             US Gov't  Securities
             Global Dollar Gov't
             North  American  Gov't
             Utility  Income
             Conservative  Investor
             Growth Investors
             Growth
             Total Return
             Worldwide Privatization
             Technology Portfolio                     N/A

     2. The Power of Tax-Deferred Growth

     All current taxes on any income or capital gains are deferred until money is taken out of your account. That way all of your earnings contribute to the growth of your account. And, since all your earnings are automatically reinvested to build your investment base, your account is given yet another opportunity to grow. It's called the Power of Compounding and the following charts illustrate just how powerful it can be.

          The Power of Tax-Deferral $10,000 At 8% Compounded Annually*

                             [Chart to be inserted]

                                        33% TAX APPLIED
     AFTER         33% TAX APPLIED       UPON SURRENDER    TAX DEFERRED

    10 years          $ 16,856              $ 15,782          $ 18,630
    20 years          $ 28,413              $ 26,789          $ 36,059
    30 years          $ 47,893              $ 47,744          $ 66,336
    40 years          $ 80,729              $ 87,637          $125,877
    50 years          $136,078              $163,584          $239,230





* These illustrations are not intended to reflect the return of investments made in your variable annuity contract. The figures are calculated on a fixed interest rate and assume no fluctuation in the value of principal or the impact of any fees or sales charges. Taxes are due on tax-deferred investments whenever money is withdrawn from that investment.

Delay of Payments

     Any payments due under the Contracts will generally be sent to the Owner within seven (7) days of a completed request for payment. However, the Company has reserved the right to postpone any type of payment from the Variable Account for any period when:

    (a) the New York Stock Exchange is closed for other than customary weekends and holidays, or trading on the Exchange is otherwise restricted;

    (b) an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value;

    (c) an order of the Securities and Exchange Commission permits delay for the protection of security holders; or

    (d) the check used to pay any Premium has not cleared through the banking system (this may take up to 15 days).

     The applicable rules of the Securities and Exchange Commission shall govern as to whether the conditions in (a) and (b) exist.


                      METHOD OF DETERMINING CONTRACT VALUES

     The Contract Value will fluctuate in accordance with the investment results of the underlying Portfolio of the Fund held within the Subaccount. In order to determine how these fluctuations affect Contract Values, Accumulation Units are utilized. The value of an Accumulation Unit applicable during any Valuation Period is determined at the end of that period.

     When the first shares of the respective Portfolios of the Fund were purchased for the Subaccounts, the Accumulation Units for the Subaccounts were valued at $10. The value of an Accumulation Unit for a Subaccount on any Valuation Date thereafter is determined by dividing (a) by (b), where:

    (a)    is equal to:

           (i) the total value of the net assets attributable to Accumulation Units in the Subaccount, minus

           (ii) the daily charge for assuming the risk of guaranteeing mortality factors and expense charges which is equal on an annual basis to 1.25% multiplied by the daily net asset value of the Subaccount; minus

           (iii) the daily charge for providing certain administrative functions which is equal on an annual basis to 0.15% multiplied by the daily net asset value of the Subaccount; minus or plus

           (iv) a charge or credit for any tax provision established for the Subaccount. The Company is not currently making any provision for taxes.

    (b) is the total number of Accumulation Units applicable to that Subaccount at the end of the Valuation Period.

     The resulting value of each Subaccount Accumulation Unit is multiplied by the respective number of Subaccount Accumulation Units for a Contract. The Contract Value of the Variable Account is the sum of all Subaccount values for the Contract.

     An Accumulation Unit may increase or decrease in value from Valuation Date to Valuation Date.



                               ANNUITY PROVISIONS

Annuity Benefits

     A description of the Annuity Benefits and Annuity Options is provided in the prospectus

Variable Annuity Payment Values

     A Variable Annuity is an annuity with payments which (1) are not predetermined as to dollar amount and (2) will vary in amount with the net investment results of the applicable Subaccount(s) of the Variable Account. At the Annuity Date the Contract Value in each Subaccount will be applied to the applicable Annuity Tables contained in the Contract. The Annuity Table used will depend upon the payment option chosen. The same Contract Value amount applied to each payment option may produce a different initial annuity payment. If, as of the Annuity Date, the then current annuity rates applicable to this class of contracts will provide a larger income than that guaranteed for the same form of annuity under the Contracts described herein, the larger amount will be paid.

     The first annuity payment for each Subaccount is determined by multiplying the amount of the ContractValue allocated to that Subaccount by the factor shown in the table for the option selected, divided by 1000.

     The dollar amount of Subaccount annuity payments after the first is determined as follows:

    (a)         The dollar  amount of the first  annuity
                payment  is divided by the value for the
                Subaccount   Annuity   Unit  as  of  the
                Annuity  Date.   This   establishes  the
                number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity payment period, subject to any transfers.

    (b) The fixed number of Annuity Units is multiplied by the Annuity Unit value for the Valuation Period 14 days prior to the date of payment.

     The total dollar amount of each Variable Annuity payment is the sum of all Subaccount variable annuity payments less the pro-rata amount of the annual Administrative Charge.


Annuity Unit

     The value of an Annuity Unit for each Subaccount was arbitrarily set initially at $10. This was done when the first Fund shares were purchased. The Subaccount Annuity Unit value at the end of any subsequent Valuation Period is determined by multiplying the Subaccount Annuity Unit value for the immediately preceding Valuation Period by the quotient of (a) and (b) where:

    (a) is the net investment factor for the Valuation Period for which the Subaccount Annuity Unit value is being determined; and

    (b) is the assumed investment factor for such Valuation Period. The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed investment rate of 5%.

Net Investment Factor

     The net investment factor is used to determine how investment results of the Fund affect the Subaccount Annuity Unit value from one Valuation Period to the next. The net investment factor for each Subaccount for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

    (a)     is equal to:

            (i) the net asset value per share of the Fund held in the Subaccount determined at the end of that Valuation Period; plus

           (ii) the per share amount of any dividend or capital gain distribution made by the Fund held in the Subaccount if the "ex-dividend" date occurs during that same Valuation Period; plus or minus

           (iii) a per share charge or credit, which is determined by the Company, for changes in tax reserves resulting from investment operations of the Subaccount.

    (b)    is equal to:

           (i)         the net  asset  value  per  share of the Fund held in the
                       Subaccount   determined  as  of  the  end  of  the  prior
                       Valuation Period; plus or minus

           (ii) the per share charge or credit for any change in tax reserves for the prior Valuation Period.

    (c)    is equal to:

           (i) the percentage factor representing the Mortality and Expense Risk Charge, plus

           (ii)        the   percentage    factor    representing    the   daily
                       Administrative Charge.

The net investment factor may be greater or less than the assumed investment factor; therefore, the Subaccount Annuity Unit value may increase or decrease from Valuation Period to Valuation Period.


Additional Provisions

     The Company may require proof of the age of the Annuitant before making any life annuity payment provided for by the Contract. If the age of the Annuitant has been misstated the Company will compute the amount payable based on the correct age. If annuity payments have begun, any underpayments that may have been made will be paid infull with the next annuity payment, including interest at the annual rate of 5%. Any overpayments, including interest at the annual rate of 5%, unless repaid to the Company in one sum, will be deducted from future annuity payments until the Company is repaid in full.

     If a Contract provision requires that a person be alive, the Company may require due proof that the person is alive before the Company acts under that provision.

     The  Company  will  give  the  payee  under  an  annuity  payment  option a

     You may assign this Contract prior to the Annuity Date. A written request, dated and signed by you must be sent to our Administrative Office. A duly executed copy of any assignment must be filed with our Administrative Office. We are not responsible for the validity of any assignment.


                              FINANCIAL STATEMENTS

     The financial statements of the Company and the Variable Account included herein shall be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.

                                   PROSPECTUS
                                       for


                              INDIVIDUAL AND GROUP
                       SINGLE PREMIUM AND FLEXIBLE PREMIUM
                                    DEFERRED
                           VARIABLE ANNUITY CONTRACTS

                                    issued by

                               VARIABLE ACCOUNT I

                                       and

                           AIG LIFE INSURANCE COMPANY
                                 One Alico Plaza
                                 600 King Street
                           Wilmington, Delaware 19801


         This Prospectus sets forth the information a prospective investor ought to know before investing.

         The Individual Deferred Variable Annuity Contracts (the "Individual Contracts") and Group Deferred Variable Annuity Contracts ("Group Contracts") (collectively, the "Contracts") described in this Prospectus provide for accumulation of Contract Values and payment of monthly annuity payments. The Contracts may be used in retirement plans which do not qualify for federal tax advantages ("Non-Qualified Contracts") or in connection with retirement plans which may qualify as Individual Retirement Annuities ("IRA") under Section 408 of the Internal Revenue Code of 1986, as amended (the "Code") or Section 403(b) of the Code ("403(b) Plans"). The Contracts will not be available in connection with retirement plans designed by AIG Life Insurance Company (the "Company") which qualify for the federal tax advantages available under Sections 401 and 457 of the Code. Purchasers intending to use the Contracts in connection with an IRA or 403(b) Plan should seek competent tax advice.

         Premiums allocated among the Subaccounts of Variable Account I (the "Variable Account") will be invested in shares of corresponding portfolios as selected by the Owner from the following 17 choices: the Conservative Investors Portfolio, Growth Investors Portfolio, Growth Portfolio, or Growth and Income Portfolio of the ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.; the High Income Portfolio, Growth Portfolio, Money Market Portfolio, Overseas Portfolio, Asset Manager Portfolio, or Investment Grade Bond Portfolio of the FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS FUNDS; the Zero Coupon Portfolio of the DREYFUS VARIABLE INVESTMENT FUND; the Gold and Natural Resources Portfolio or Worldwide Balanced Portfolio, of the VAN ECK WORLDWIDE INSURANCE TRUST; the DREYFUS STOCK INDEX FUND; or the Short-Term Retirement

Portfolio, Medium-Term Retirement Portfolio or the Long-Term
Retirement Portfolio of the TOMORROW FUNDS RETIREMENT TRUST.

         Additional information about the Contracts and the Variable Account is contained in the "Statement of Additional Information" which is available upon request at no charge by calling or writing AIG Life Insurance Company; Attention Variable Products, One Alico Plaza, Wilmington, Delaware 19801, 1-800-340-2765 or call the service office at 1-800-255-8402. The Statement of Additional Information dated _________, 1996, has been filed with the Securities and Exchange Commission and is hereby incorporated by reference. The Table of Contents for the Statement of Additional Information can be found on page ___ of this Prospectus.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR YOUR FUTURE REFERENCE.

     THE CONTRACTS OFFERED BY THIS PROSPECTUS ARE NOT AVAILABLE IN ALL STATES. Date of Prospectus: ____________, 1996

                                 TABLE CONTENTS
                                                                           PAGE

Definitions....................................................................
Highlights.....................................................................
Summary of Expenses............................................................
Condensed Financial Information................................................
         Calculation of Performance Data.......................................
The Company....................................................................
The Variable Account...........................................................
The Funds......................................................................

The Contract
         Parties to the Contract...............................................
         How to Purchase a Contract............................................
         Discount Purchase Programs............................................
         Distributor...........................................................
         Administration of the Contracts.......................................
         Premium and Allocation to Your Investment Options.....................
         Right to Examine Contract Period......................................
         Unit Value and Contract Value.........................................
         Transfers.............................................................
         Dollar Cost Averaging.................................................

Charges and Deductions.........................................................

Annuity Benefits...............................................................

Death Benefit..................................................................

Distributions Under the Contract...............................................

Taxes..........................................................................

Appendix - General Account Option..............................................
         Guaranteed Account....................................................
         Guarantee Periods.....................................................
         Market Value Adjustment...............................................

Table of Contents of the Statement of Additional Information...................

                                   DEFINITIONS

Accumulation Unit - An accounting unit of measure used to calculate the Contract Value prior to the Annuity Date.

Administrative Office - The Annuity Service Office of the Company: c/o Delaware Valley Financial Services, Inc., 300 Berwyn Park, P.O. Box 3031, Berwyn, PA 19312-0031.

Annuitant - The person designated by the Owner upon whose continuation of life any annuity payment involving life contingencies depends.

Annuity Date - The date on which annuity payments are to commence.

Annuity Option - An arrangement under which annuity payments are made under this Contract.

Annuity Unit - An accounting unit of measure used to calculate annuity payments after the Annuity Date.

Contract Anniversary - An anniversary of the Effective Date of the Contract.

Contract Value - The dollar value as of any Valuation Date of all amounts accumulated under this Contract.

Contract Year - Each period of twelve (12) months commencing with the Effective Date.


Effective Date - The date on which the first Contract Year begins.

Guaranteed Account - A part of our General Account, which earns a Guaranteed Rate of interest.

Market Value Adjustment - An adjustment applied as a result of a transfer or surrender of an amount allocated to the Guaranteed Account which occurs on a date prior to the end of an applicable Guarantee Period.

Owner - The person named in the Contract Schedule, unless changed, and who has all rights under the Contract.

Premium - Purchase payments for the Contract are referred to as Premium.

Premium Year - Any period of twelve (12) months commencing with the date a Premium payment is made and ending on the same date in each succeeding twelve
(12) month period thereafter.

Surrender Charge - Contingent deferred sales charges are referred to as Surrender Charges.

Valuation Date - Each day that We and the New York Stock Exchange are open for trading.

Valuation Period - The period between the close of business on any Valuation Date and the close of business for the next succeeding Valuation Date.

We, Our, Us - AIG Life Insurance Company.

You, Your - The Owner of this Contract.

                                   HIGHLIGHTS

This Prospectus describes the Individual Contracts or Group Contracts (collectively, the "Contracts") and a segregated investment account of AIG Life Insurance Company (the "Company") which account has been designated Variable Account I (the "Variable Account"). The Contracts are designed to assist in financial planning by providing for the accumulation of capital on a tax-deferred basis for retirement and other long-term purposes, and providing for the payment of monthly annuity income. Contracts may be purchased by qualified retirement plans or with the intent to qualify for special Federal income tax treatment ("Qualified Contracts"), or as an Individual Retirement Annuity ("IRA"). The Contract may also be purchased for retirement plans, deferred compensation plans and other purposes which do not qualify for such special Federal income tax treatment ("Non-Qualified Contracts").
(See "Taxes" on page ___.)

A Contract is purchased with a minimum initial premium of $5,000 for Non-qualified Contracts and $2,000 for a Qualified Contract. If you choose a flexible premium Contract, additional premium is permitted at any time, subject to certain limitations. (See "Premium and Allocation to Your Investment Options" on page ___.) You, as the Owner of the Contract, may allocate your premium so that it accumulates on a variable basis, a fixed basis or a combination of both.

Premium allocated among the Subaccounts of the Variable Account will accumulate on a variable basis and will be invested in shares of one or more of the following 17 underlying portfolios: the Conservative Investors Portfolio, Growth Investors Portfolio, Growth Portfolio, or Growth and Income Portfolio of the ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. ("Alliance Funds"); the High Income Portfolio, Growth Portfolio, Money Market Portfolio, Overseas Portfolio, Asset Manager Portfolio, or Investment Grade Bond Portfolio of the FIDELITY
INVESTMENTS VARIABLE INSURANCE PRODUCTS FUNDS ("Fidelity Funds"); the Zero Coupon Portfolio of the DREYFUS VARIABLE INVESTMENT FUND ("Dreyfus Fund"); the Gold and Natural Resources Portfolio or Worldwide Balanced Portfolio, of the VAN ECK WORLDWIDE INSURANCE TRUST ("Van Eck Funds"); the DREYFUS STOCK INDEX FUND; or the Short-Term Retirement Portfolio, Medium- Term Retirement Portfolio or the Long-Term Retirement Portfolio of the TOMORROW FUNDS RETIREMENT TRUST ("Tomorrow Funds"). Your value in any one of these Subaccounts will vary according to the investment performance of the underlying portfolio chosen by you. You bear the entire investment risk for all premium allocated to the Separate Account.

The Company does not deduct Sales Charges from any premium received. However, the Contracts provide for a Surrender Charge (contingent deferred sales charge) that may be assessed in the event that an Owner surrenders all or a portion of the Contract

Value within six contract years following payment of any premium. The maximum Surrender Charge is 6% of premium to which the charge is applicable for flexible premium contracts and 6% of the Contract Value for single premium contracts. (See "Summary of Expenses" on page ____, and "Charges and Deductions - Deduction for Surrender Charge" on page .) Withdrawals and Surrenders from the Guaranteed Account may be subject to a Market Value Adjustment (See "Market Value Adjustment," Appendix , page ___.)

A penalty free withdrawal is available. Generally, there is no Surrender Charge imposed on the greater of the Contract Value less premiums paid or the portion of the withdrawal that does not exceed 10% of premium otherwise subject to the Surrender Charge. (See "Withdrawals" on page ___.)

Surrenders and Withdrawals may be taxable and subject to a penalty tax. (See "Taxes" beginning on page ___.)

The Company deducts daily a Mortality and Expense Risk Charge which is equal on an annual basis to 1.25% of the average daily net asset value of the Variable Account. There are no Mortality and Expense Risk Charges deducted for amounts in the Guaranteed Account. (See "Charges and Deductions - Deduction for Mortality and Expense Risk Charge" on page ___.)

The Company deducts daily an Administrative Charge which is equal on an annual basis to 0.15% of the average daily net asset value of the Variable Account. The Administrative Charge is not assessed to the Guaranteed Account. In addition, the Company deducts, from the Contract Value, an annual Contract Maintenance Fee which is $30 per year. The Contract Maintenance Fee is waived if the Contract Value is greater than $50,000 on the date of the charge. These Charges are designed to reimburse the Company for administrative expenses relating to maintenance of the Contract and the Variable Account. (See "Charges and Deductions - Deduction for Administrative Charge and Contract Maintenance Fee" on page ___.)

There are deductions and expenses paid out of the assets of each of the Funds which are described in the accompanying Prospectuses for the Funds.

The Owner may return the Contract within ten (10) days (the "Right to Examine Contract Period") after it is received by returning it to the Company's Administrative Office. The return of the Contract by mail will be effective when the postmark is affixed to a properly addressed and postage prepaid envelope. The Company will refund the Contract Value. In the case of Contracts issued in connection with an IRA the Company will refund the greater of the Premium less any withdrawals, or the Contract Value. However, if the laws of a state require that the Company refund, during the Right to Examine Contract Period, an amount equal to the premium paid less any withdrawals, the Company will refund such an amount.


                                                           FEE TABLE

Contract Owner Transaction Expenses

                  All Subaccounts

    Sales Load Imposed on Purchases.............................................................................................None

    Surrender Charge (as a percentage of amount surrendered):

Single Premium Contracts                                      Flexible Premium Contracts

Contract Year 1                                               Premium Year 1                                                      6%
Contract Year 2                                               Premium Year 2                                                      5%
Contract Year 3                                               Premium Year 3                                                      4%
Contract Year 4                                               Premium Year 4                                                      3%
Contract Year 5                                               Premium Year 5                                                      2%
Contract Year 6                                               Premium Year 6                                                      1%
Contract Year 7 and thereafter                                Premium Year 7 and thereafter                                     None

    Exchange Fee:
         First 12 Per Contract Year.............................................................................................None
         Thereafter.............................................................................................................$ 10

Annual Contract Fee.............................................................................................................$ 30

Separate Account Expenses
(as a percentage of average account value)
    Mortality and Expense Risk Fees............................................................................................1.25%
    Account Fees and Expenses..................................................................................................0.15%
Total Separate Account Annual Expenses.........................................................................................1.40%


                                                SUMMARY OF EXPENSES

Annual Fund Expenses After Expense Reimbursements*

                                                                                              Total
                                                      Management           Other              Portfolio
                                                      Fee                  Expenses           Expenses

ALLIANCE
Conservative Investors                                0.00                 0.95               0.95*
Growth Investors                                      0.00                 0.95               0.95*
Growth                                                0.00                 0.95               0.95*
Growth and Income                                     0.62                 0.28               0.90*


Expenses on a hypothetical $1,000 policy, assuming 5% growth:

If you Surrender:                           1 Year             3 Years             5 Years             10 Years
ALLIANCE
Conservative Investors                      80                 114                 150                 276
Growth Investors                            80                 114                 150                 276
Growth                                      80                 114                 150                 276
Growth and Income                           79                 113                 147                 271

If you Annuitize or
you do not Surrender:                       1 Year             3 Years             5 Years             10 Years
ALLIANCE
Premier Growth                              25                 75                  129                 276
Growth & Income                             25                 75                  129                 276
Short Term Multi-Market                     25                 75                  129                 276
All Others                                  24                 74                  127                 271


Annual Fund Expenses After Expense Reimbursements

                                                                                   Total
                                            Management         Other               Portfolio
                                            Fee                Expenses            Expenses

DREYFUS
Zero Coupon 2000                            0.00               0.00                0.00


Expenses on a hypothetical $1,000 policy, assuming 5% growth:

If you Surrender:                                              1 Year              3 Years
DREYFUS
Zero Coupon 2000                                               71                  86

If you Annuitize or you do not Surrender:
DREYFUS
Zero Coupon 2000                                               15                  46


Annual Fund Expenses After Expense Reimbursements

                                                                                   Total
                                            Management         Other               Portfolio
                                            Fee                Expenses            Expenses

DREYFUS STOCK
INDEX FUND                                  0.30               0.10                0.40*


Expenses on a hypothetical $1,000 policy, assuming 5% growth:

If you Surrender:                                              1 Years             3 Years
DREYFUS STOCK
INDEX FUND                                                     75                  98

If you Annuitize or you do not Surrender:
DREYFUS STOCK
INDEX FUND                                                     19                  58


Annual Fund Expenses After Expense Reimbursements

                                                                                   Total
                                            Management         Other               Portfolio
                                            Fee                Expenses            Expenses

FIDELITY
Asset Manager                               0.72               0.08                0.80
Growth                                      0.62               0.03                0.69
High Income                                 0.61               0.10                0.71
Overseas                                    0.77               0.15                0.92
Money Market                                0.20               0.07                0.27
Investment Grade Bond                       0.46               0.21                0.67


Expenses on a hypothetical $1,000 policy, assuming 5% growth:


If you Surrender:                           1 Year             3 Years
FIDELITY
Asset Manager                               78                 110
Growth                                      77                 106
High Income                                 78                 107
Overseas                                    80                 113
Money Market                                73                 94
Investment Grade Bond                       77                 106

If you Annuitize or
you do not Surrender:                       1 Year             3 Years
FIDELITY
Asset Manager                               23                 71
Growth                                      22                 67
High Income                                 22                 68
Overseas                                    24                 74
Money Market                                18                 54
Investment Grade Bond                       22                 67


Annual Fund Expenses After Expense Reimbursements

                                                                                   Total
                                            Management         Other               Portfolio
                                            Fee                Expenses            Expenses
VAN ECK
Worldwide Balance                           0.00               0.00                0.00*
Gold and Natural Resources                  0.96               0.00                0.96*


Expenses on a hypothetical $1,000 policy, assuming 5% growth:

If you Surrender:                           1 Year             3 Years
VAN ECK
Worldwide Balance                           71                 86
Gold and Natural Resources                  80                 114

If you Annuitize or
you do not Surrender:                       1 Year             3 Years
VAN ECK
Worldwide Balance                           15                 46
Gold and Natural Resources                  25                 75


Annual Fund Expenses After Expense Reimbursements

                                                                                   Total
                                            Management         Other               Portfolio
                                            Fee                Expenses            Expenses

TOMORROW FUNDS
Short-Term Retirement                       0.00               1.50                1.50
Medium-Term Retirement                      0.00               1.50                1.50
Long-Term Retirement                        0.00               1.50                1.50


Expenses on a hypothetical $1,000 policy, assuming 5% growth:

If you Surrender:                           1 Year             3 Years
TOMORROW FUNDS
Short-Term Retirement
Medium-Term Retirement
Long-Term Retirement

If you Annuitize or
you do not Surrender:                       1 Year             3 Years
TOMORROW FUNDS
Short-Term Retirement
Medium-Term Retirement
Long-Term Retirement

         The purpose of the table set forth above is to assist the Contract Owner in understanding the various costs and expenses that a Contract Owner will bear directly or indirectly. The table reflects expenses of the Variable Account as well as the Funds. The Annual Administrative Charge for purposes of the Expense Table, above, was based upon the assessment of a $30 charge on a Contract Value of $5,000. (See "Charges and Deductions" on page ___ of this Prospectus and each Fund's Prospectus for further information.)

         No deduction will be made for any premium or other taxes levied by any State unless imposed by the State where you reside. Premium taxes currently imposed by certain states on the Contracts range from 0% to 3.5% of premiums paid. (See "Charges and Deductions - Deduction for Premium and Other Taxes" on page ___.)

         "Other Expenses" are based upon the expenses outlined under the section discussing the management of the Fund in each Fund's attached Prospectus.

         *Fund operating expenses for the Growth and Income Portfolio, before reimbursement by the Fund's investment adviser, for the period ending December 31, 1995, were 0.91%. Fund operating expenses for the following Portfolios, before reimbursement by the relevant Fund's investment adviser, for the period ending December 31, 1995, were estimated to be: 20.35% for the Conservative Investors; 41.62% for the Growth Investors; 4.19% for the Growth; 0.71% for the High Income, 0.69% for the Growth; 0.27% for the Money Market; 0.92% for the Overseas; 0.80% for the Asset Manager; 0.67% for the Investment Grade Bond; 0.00% for the Zero Coupon; 0.40% for the Dreyfus Stock Index; 0.96% for the Gold and Natural Resources; and 78.40% for the Worldwide Balanced Portfolios, of the average daily net assets. Fund operating expenses for the following Portfolios, before reimbursement by the relevant Fund's investment adviser, are estimated, for the period ending December 31, 1996, to be ___% for the Short-Term Retirement, ___% for the Medium-Term Retirement and ___% for the Long-Term Retirement Portfolios, of the average daily net assets.

         The Example should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown.


                                          CONDENSED FINANCIAL INFORMATION
                                             ACCUMULATION UNIT VALUES*

                                                                            1995             1994              1993             1992

CONSERVATIVE INVESTORS
      Accumulation Unit Value                                               995             10.00
        Beginning of Period                                                                   N/A               N/A
        End of Period                                                                       10.02               N/A              N/A
      Accum Units o/s @ end of period                                                   62,868.02               N/A              N/A

GROWTH INVESTORS
      Accumulation Unit Value                                                               10.00               N/A              N/A
        Beginning of Period                                                                  9.81               N/A              N/A
        End of Period                                                                   29,492.78               N/A              N/A

GROWTH
      Accumulation Unit Value
        Beginning of Period                                                                 10.00               N/A              N/A
        End of Period                                                                       10.48               N/A              N/A
      Accum Units o/s @ end of period                                                  467,688.06               N/A              N/A


GROWTH & INCOME
      Accumulation Unit Value
        Beginning of Period                                                                 11.88             10.78            10.00
        End of Period                                                                       11.67             11.88            10.78
      Accum Units o/s @ end of period                                                  438,680.32         28,041.82           800.00

*Funds were first invested in the Portfolios as listed below:

      Conservative Investors Portfolio            September 8,1994
      Growth Investors Portfolio                  October 12, 1994
      Growth (Alliance) Portfolio                  August 12, 1994
      Growth and Income Portfolio                   April 17, 1992

      No  financial  information  has been  provided  for the Zero  Coupon  2000
Portfolio, Dreyfus Stock Index Portfolio, Money Market Portfolio, Growth (Fidelity) Portfolio, Overseas Portfolio, Asset Manager Portfolio, Investment Grade Bond Portfolio, High Income Portfolio, Worldwide Balance Portfolio, Gold and Natural Resources Portfolio, Short-Term Retirement Portfolio, Medium-Term Retirement Portfolio or Long-Term Retirement Portfolio, because, for the fiscal year ended December 31, 1995, the Variable Account had not commenced operations with respect to such Portfolios.

Calculation of Performance Data

      The Company may, from time to time, advertise certain performance related information concerning one or more of the Subaccounts, including information as to total return and yield. Performance information about a Subaccount is based on the

Subaccount's past performance only and is not intended as an indication of future performance.

      When the Company advertises the average annual total return of a Subaccount, it will usually be calculated for one, five, and ten year periods or, where a Subaccount has been in existence for a period less than one, five or ten years, for such lesser period. Average annual total return is measured by comparing the value of the investment in a Subaccount at the beginning of the relevant period to the value of the investment at the end of the period (assuming the deduction of any Surrender Charge which would be payable if the account were redeemed at the end of the period) and calculating the average annual compounded rate of return necessary to produce the value of the investment at the end of the period. The Company may simultaneously present returns that do not assume a surrender and, therefore, do not deduct the Surrender Charge.

      When the Company advertises the yield of a Subaccount it will be calculated based upon a given 30-day period. The yield is determined by dividing the net investment income earned per Accumulation Unit during the period by the value of an Accumulation Unit on the last day of the period.

      When the Company advertises the performance of the Money Market Subaccount it may advertise in addition to the total return either the yield or the effective yield. The yield of the Money Market Subaccount refers to the income generated by an investment in that Subaccount over a seven-day period. The income is then annualized (i.e., the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment). The effective yield is calculated similarly but when annualized the income earned by an investment in the Money Market Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment during a 52-week period.

      Total return at the Variable Account level is reduced by all contract charges: sales charges, mortality and expense risk charges, and the administrative charges, and is therefore lower than the total return at a Fund level, which has no comparable charges. Likewise, yield and effective yield at the Variable Account level take into account all recurring charges (except sales charges), and are therefore lower than the yield and effective yield at a Fund level, which has no comparable charges. Performance information for a Subaccount may be compared to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, indices measuring corporate bond and government security prices as prepared by Lehman Brothers, Inc. and Salomon Brothers or other indices measuring performance of a pertinent group of securities so that investors may compare a Subaccount's results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other ratings services, companies, publications, or persons who rank separate accounts or other investment products on overall performance or other criteria;
(iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract; and (iv) indices or averages of alternative financial products available to prospective investors, including the Bank Rate Monitor which monitors average returns of various bank instruments.

Financial Data

      Financial Statements of the Company and the Variable Account may be found in the Statement of Additional Information.


                                   THE COMPANY

      The Company is a stock life insurance company domiciled in Delaware. The Company provides a full range of life insurance and annuity plans. The Company is a subsidiary of American International Group, Inc. ("AIG"), which serves as the holding company for a number of companies engaged in the international insurance business, both life and general, in over 130 countries and jurisdictions around the world.

                              THE VARIABLE ACCOUNT

      The Company authorized the organization of the Variable Account in 1986. The Variable Account is maintained pursuant to Delaware insurance law. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. The Variable Account meets the definition of a "Separate Account" under Federal securities laws. The SEC does not supervise the management or the investment practices of the Variable Account.

      The Company owns the assets in the Variable Account and obligations under the Contract are general corporate obligations. The Variable Account and each Subaccount, however, are separate from the Company's other assets including those of the General Account and from any other separate accounts. The assets of the Variable Account, equal to the reserves and other contract liabilities with respect to the Variable Account, are not chargeable with liabilities arising out of any other business the Company may conduct. Investment income, as well as both realized and unrealized gains and losses are, in accordance with the Contracts, credited to or charged against the Variable Account without regard to income, gains or losses arising out of any other business of the Company. As a result, the investment performance of each Subaccount and the Variable Account is entirely independent of the investment performance of the General Account and of any other separate account maintained by the Company.

      The Variable Account is divided into Subaccounts, with the assets of each Subaccount invested in shares of a corresponding portfolio of the available Funds. The Company may, from time to time, add additional portfolios of a Fund, and, when appropriate, additional funds to act as the funding vehicles for the Contracts. If deemed to be in the best interests of persons having voting rights under the Contract, the Variable Account may be operated as a management company under the Investment Company Act of 1940, may be deregistered under such Act in the event such registration is no longer required, or may be combined with one or more other separate accounts. The Company may offer other variable annuity contracts which also invest in Variable Account I, and are described in other prospectuses.


                                    THE FUNDS

      Alliance Funds, Fidelity Funds, Dreyfus Funds, Van Eck Funds and Tomorrow Funds (collectively, the "Funds") are each registered with the SEC as a diversified open-end management investment company under the 1940 Act. Each is made up of different series funds or Portfolios ("Portfolios"). The Dreyfus Stock Index Fund (also a "Fund" herein) is an open-end, non-diversified management investment company. A summary of the investment objectives for each portfolio is contained in the description of the Funds below. More detailed information, including the advisory fee of each portfolio and other charges assessed by each Fund, may be found in the relevant Fund prospectus, which contains a discussion of the risks involved in investing in such Fund. The prospectuses for each Fund are included with this Prospectus. The investment objectives of the portfolios are as follows:

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

Conservative Investors Portfolio

      This portfolio seeks the highest total return without undue risk to principal by investing in a diversified mix of publicly traded equity and fixed-income securities.

Growth Investors Portfolio

      This portfolio  seeks the highest total reaturn  available with reasonable
risk  by  investing  in  a  diversified   mix  of  publicly  traded  equity  and
fixed-income securities.

Growth Portfolio

      This portfolio seeks the long term growth of capital by investing primarily in comon stocks and other equity securities.

Growth and Income Portfolio

      This portfolio seeks to balance the objectives of reasonable current income and opportunities for appreciation through investments primarily in dividend-paying common stocks of good quality.

      Alliance Variable Products Series Fund, Inc., is managed by Alliance Capital Management L.P., ("Alliance"). The fund also includes other portfolios which are not available for use by the Separate Account. More detailed information regarding management of the funds, investment objectives, investment advisory fees and other charges, may be found in the current Alliance Fund prospectus which contains a discussion of the risks involved in investing. The Alliance Fund prospectus is included with this Prospectus.

DREYFUS VARIABLE INVESTMENT FUND

Zero Coupon 2000 Portfolio

      This portfolio seeks to provide as high an investment return as is consistent with the preservation of capital. This portfolio invests primarily in debt obligations of the U.S. Treasury that have been stripped of their unmatured interest coupons, interest coupons that have been stripped from debt obligations issued by the U.S. Treasury, receipts and certificates for such stripped debt obligations, and stripped coupons and zero coupon securities issued by domestic corporations. This portfolio's assets will consist primarily of portfolio securities which will mature on or about December 31, 2000, at which time the portfolio will be liquidated. Prior to December 31, 2000, you will be offered the opportunity to exchange your investment to another Subaccount. The Dreyfus Corporation serves as this portfolio's investment adviser.

DREYFUS STOCK INDEX FUND

      This Fund seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. In anticipation of taking a market position, the Fund is permitted to purchase and sell stock index futures. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation. Wells Fargo Nikko Investment Advisers ("WFNIA") serves as the index fund manager of the Dreyfus Stock Index Fund.

FIDELITY INVESTMENT VARIABLE INSURANCE PRODUCTS FUNDS

Growth Portfolio

      This portfolio seeks to aggressively achieve capital appreciation through investments primarily in common stock.

High Income Portfolio

      This portfolio seeks to obtain a high level of current income by investing primarily in high-yielding, high-risk, lower-rated, fixed-income securities (commonly referred to as "junk bonds"), while also considering growth of capital. The potential for high yield is accompanied by higher risk. For a more detailed discussion of the investment risks associated with such securities, please refer to the Fidelity Fund's attached prospectus.

Overseas Portfolio

      This portfolio seeks the long-term growth of capital primarily through investments in securities of companies and economies outside the United States.

Money Market Portfolio

      This portfolio seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity. The portfolio will invest only in high quality U.S. dollar-denominated money market securities of domestic and foreign issuers. An investment in the Money Market Portfolio is neither insured nor guaranteed by the U.S. government, and there can be no assurance that the portfolio will maintain a stable $1.00 share price.

Asset Manager Portfolio

      This portfolio seeks to provide a high total return with reduced risk over the long term by allocating its assets among stocks, bonds and short-term income instruments.

Investment Grade Bond Portfolio

      This  portfolio  seeks as high a level of current  income as is consistent with the preservation of capital by investing in a broad range of investment-grade fixed-income securities. The portfolio will maintain a dollar-weighted average portfolio maturity of ten years or less.

      Fidelity Management & Research Company ("FMR") is the investment advisor for the Variable Insurance Products Funds. FMR has entered into a sub-advisory agreement with FRM Texas, Inc., on behalf of the Money Market Portfolio. On behalf of the Overseas Portfolio, FMR has entered into sub-advisory agreements with Fidelity Management & Research (U.K.) Inc., (FMR U.K.), Fidelity Management & Research (Far East) Inc. (FMR Far East), and Fidelity International Investment Advisors (FIIA). FMR U.K. and FMR Far East also are sub-advisors to the Asset Manager Portfolio. Fidelity Funds include other portfolios which are not available under this Prospectus as funding vehicles for the Contracts. More detailed information regarding management of the funds, investment objectives, investment advisory fees and other charges assesed by the Fidelity Funds, are contained in the prospectuses of the Fidelity Funds, included with this Prospectus.

VAN ECK WORLDWIDE INSURANCE TRUST

Worldwide Balanced Fund

      This portfolio seeks long term capital appreciation together with current income by investing its assets in the United States and other countries throughout the world, and by allocating its assets among equity securities, fixed-income securities and short-term instruments.

Gold and Natural Resources Fund

      This portfolio seeks long-term capital appreciation by investing in equity and debt securities of companies engaged in the exploration, development, production and distribution of gold and other natural resources, such as strategic and other metals, minerals, forest products, oil, natural gas and coal. Current income is not an investment objective.

      Van Eck Associates Corporation is the investment advisor and manager of Van Eck Funds. Van Eck Associates Corporation has entered into sub-advisory agreements to provide investment advice for certain portfolios of the Van Eck Funds. Fiduciary International Inc. ("FII") serves as a sub-advisor to the Worldwide Balanced Fund. Van Eck Funds include other portfolios which are not available under this prospectus as funding vehicles for the Contracts. More detailed information regarding management of the funds, investment objectives, investment advisory fees and other charges assessed by the Van Eck Funds, are contained in the relevant Fund prospectus included with this Prospectus.

TOMORROW FUNDS RETIREMENT TRUST

Short-Term Retirement Fund

      This portfolio seeks to satisfy the retirement goals of investors who are currently between 51 and 65 years of age and with an average remaining life expectancy in the range of 20-30 years.

Medium-Term Retirement Fund

      This portfolio seeks to satisfy the retirement goals of investors who are currently between 36 and 50 years of age and with an average remaining life expectancy in the range of 35-50 years.

Long-Term Retirement Fund

      This portfolio seeks to satisfy the retirement goals of investors who are currently between 22 and 35 years of age and with an average remaining life expectancy in the range of 50 years or more.

      Each Tomorrow Funds portfolio invests its assets, in varying amonts, in equity and fixed-income securities of all types. The amount of assets allocated to equity securities is currently invested, in varying amounts, among large capitalization stocks, medium capitalization stocks, small capitalization stocks and, indirectly through other investment companies, foreign securities. Typically, the longer the average life expectancy of the target class of investors in a Tomorrow Funds portfolio, the greater the allocation of assets of that portfolio to securities with higher growth potential and, correspondingly, more risk, such as small capitalization stocks. Conversely, the shorter the average life expectancy of the target class of investors in a Tomorrow Funds portfolio, the greater the emphasis on current income and capital preservation of assets and, therefore, the greater the allocation of assets of that portfolio to fixed-income securities. Each Tomorrow Funds portfolio will be managed more conservatively as the average age of its target class of investors increases.

      Weiss, Peck & Greer, L.L.C. is the investment adviser for the Tomorrow Funds portfolios. Tomorrow Funds include other portfolios which are not available under this Prospectus as funding vehicles for the Contracts. More detailed information regarding management of the funds, investment objectives, investment advisory fees and other charges assesed by the Tomorrow Funds, are contained in the prospectuses of the Tomorrow Funds, included with this Prospectus.

There is no assurance that any of the portfolios will achieve their stated objectives.

Voting Rights

      As previously stated, all of the assets held in the Subaccounts of the Variable Account will be invested in shares of a corresponding portfolio of the relevant Fund. Based on the Company's view of present applicable law, we will vote the portfolio shares held in the Variable Account at meetings of shareholders in accordance with instructions received from Owners having a voting interest in the portfolio. However, if the 1940 Act or its regulations are amended, or if our interpretation of present law changes to permit us to vote the portfolio shares in our own right, we may elect to do so.

      Prior to the Annuity Date, the Owner holds a voting interest in each portfolio in which there is value in the corresponding Subaccount. The number of portfolio shares which are attributable to the Owner is determined by dividing the corresponding value in a particular Subaccount by the net asset value of one portfolio share. The number of votes which an Owner will have a right to cast will be determined as of the record date established by each portfolio.

      We will solicit voting instructions by mail prior to the shareholder meetings. An Owner having a voting interest in a Subaccount will be sent proxy material, reports and other materials as provided by the relevant Fund, relating to the appropriate portfolios. The Company will vote shares in accordance with instructions received from the Owner having a voting interest. At the meeting, the Company will vote shares for which it has received no instructions and any shares not attributable to Owners in the same proportion as it votes shares for which it has received instructions from Owners.

      The voting rights relate only to amounts invested in the Variable Account. There are no voting rights with respect to funds allocated to the Guaranteed Account.

      Shares of the Funds may be sold to separate accounts of life insurance companies. The shares of the Funds will be sold to separate accounts of the Company and its affiliate, American International Life Assurance Company of New York, as well as to separate accounts of other affiliated or unaffiliated life insurance companies to fund variable annuity contracts and variable life insurance policies. It is conceivable that, in the future, it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Funds simultaneously. Although neither the Company nor the Funds currently foresee any such disadvantages, either to variable life insurance policyowners or to variable annuity Owners, each Fund's Board of Directors will monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto.

If a material irreconcilable conflict were to occur, each Fund will take whatever steps it deems necessary, at its expense, to remedy or eliminate the irreconcilable material conflict. If such a conflict were to occur, one or more insurance company separate accounts might withdraw its investments in such Fund. This might force such Fund to sell securities at disadvantageous prices.

Substitution of Shares

      If the shares of a Fund (or any portfolio within a Fund) should no longer be available for investment by the Variable Account or if, in the judgment of the Company, further investment in such shares should become inappropriate in view of the purpose of the Contracts, the Company may substitute shares of another mutual fund (or portfolio within the fund) for Fund shares already purchased or to be purchased in the future under the Contracts. No substitution of securities may take place without any required prior approval of the Securities and Exchange Commission and under such requirements as it may impose.


                                  THE CONTRACT

      The Contract described in this Prospectus is a deferred variable annuity. Single premium Contracts do not permit the payment of additional premiums after the Contract Date. Flexible premium Contracts permit the payment of additional Premiums at any time.

Parties to the Contract

      Owner
      -----

                  As the purchaser of the Contract, You may exercise all rights and privileges provided in the Contract, subject to any rights that You, as Owner, may convey to an irrevocable beneficiary. As Owner, You will also be the Annuitant, unless You name in writing some other person as Annuitant.

      Annuitant
      ---------

                  The Annuitant is the person who receives annuity payments and upon the continuance of whose life these payments are based. You may designate someone other than yourself as Annuitant. If the Annuitant is a person other than the Owner, and the Annuitant dies before the Annuity Date, You will become the Annuitant unless you designate someone else as the new Annuitant.

      Beneficiary
      -----------

                  The Beneficiary You designate will receive the death proceeds if You die prior to the Annuity Date. If no Beneficiary is living at that time, the death proceeds are payable to Your estate. If the Annuitant dies after the Annuity Date, the Beneficiary will receive any remaining guaranteed payments under an Annuity Option. If no Beneficiary is living at that time, the remaining guaranteed payments are payable to Your estate.

      Change of Annuitant and Beneficiary
      -----------------------------------

                  Prior to the Annuity Date, You may change the Annuitant and Beneficiary by making a written request to Our Administrative Office. After the Annuity Date only a change of Beneficiary may be made. Once We have accepted Your written request, any change will become effective on the date You signed it. However, any change will be subject to any payment or other action taken by Us before We record the change. If the Owner is not a natural person, under current Federal tax law, the Contract may be subject to unintended and adverse tax consequences. For possible tax considerations of these changes, see FEDERAL TAX MATTERS, page .

How to Purchase a Contract

      At the time of application, the Purchaser must pay at least the minimum Premium required and provide instructions regarding the allocation of the Premium among the Subaccounts. Acceptance of the Premium and form of application is subject to Our requirements and We reserve the right to reject any Premium. If the application and Premium are accepted in the form received, the Premium will be credited and allocated to the Subaccounts within two business days of its receipt. The date the Premium is credited to the Contract is the Effective Date.

      If within five days of the receipt of the initial Premium We have not received sufficient information to issue a Contract, You will be contacted. The reason for the delay will be explained to You. If You consent We will retain the Premium until the necessary requirements are fulfilled. Otherwise, the Premium will be immediately refunded to You.

Discount Purchase Programs

      Purchases made by officers, directors and employees of either the Company, an affiliate of the Company or any individual, firm or company that has executed the necessary agreements to sell the Contracts and members of each of their immediate families will not be subject to the Surrender Charge. Such purchases include retirement accounts and must be for accounts in the name of the individual or qualifying family member.

Distributor

      AIG Equity Sales Corp. ("AESC"), 80 Pine Street, New York, New York, acts as the distributor of the Contracts. AESC is a wholly-owned subsidiary of AIG, and an affiliate of the Company. Commissions not to exceed 6% of Premiums will be paid to entities which sell the Contract. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature and similar services.

      Under the Glass-Steagall Act and other laws, certain banking institutions may be prohibited from distributing variable annuity contracts. If a bank were to be prohibited from performing certain agency or administrative services and receiving fees from AESC, Owners who purchased Contracts through the bank would be permitted to retain their Contracts and alternate means for servicing those Owners would be sought. It is not expected, however, that Owners would suffer any loss of services or adverse financial consequences as a result of any of these occurrences.

Administration of the Contracts

      While the Company has primary responsibility for all administration of the Contracts and the Variable Account, it has retained the services of Delaware Valley Financial Services, Inc. ("DVFS") pursuant to an administrative agreement. Such administrative services include issuance of the Contracts and maintenance of Owner's records. DVFS serves as the administrator to various insurance companies offering variable contracts.

Premium and Allocation to Your Investment Options

      The initial Premium must be at least $5,000 for Non-Qualified Contracts and $2,000 for a Contract purchased in connection with an IRA or 403(b) Plan. If you chose a Flexible Premium Contract, You may make additional payments of Premium prior to the Annuity Date, in amounts of at least $1000. There is no maximum limit on the additional Premiums You may pay or on the numbers of payments; however, the Company reserves the right to reject any Premium on any Contract. You specify at the time of issue or subsequently how the remaining amount, known as Additional Premium will be allocated.

      Except for any Contract issued as an IRA, the initial Premium is allocated among the Subaccounts and Guaranteed Account on the Effective Date. For IRAs the initial Premium will be allocated to the Money Market Subaccount until the end of the Right to Examine Contract Period, after which Your value in the Money Market

Subaccount will then be reallocated among the Subaccounts and Guaranteed Account in accordance with Your allocation instructions. (See "Right to Examine Contract
Period" on Page , and "Individual Retirement Annuities" on page    .)

      Your allocation instructions will specify what percentage of Your initial Premium is to be credited to each Subaccount and to the Guaranteed Account. Allocation instructions must be expressed in whole percentages of not less than 10%. Allocations for additional Premium will be made on the same basis as the initial Premium unless We receive a written notice with new instructions. Additional Premium will be credited to the Contract Value and allocated at the close of the first Valuation Date on or after which the Additional Premium is received at Our Administrative Office.

      ALL PREMIUM TO QUALIFIED CONTRACTS MUST COMPLY WITH THE APPLICABLE PROVISIONS IN THE CODE AND THE APPLICABLE PROVISIONS OF YOUR RETIREMENT PLAN. ADDITIONAL PREMIUM COMMINGLED IN AN IRA WITH A ROLLOVER CONTRIBUTION FROM OTHER RETIREMENT PLANS MAY RESULT IN UNFAVORABLE TAX CONSEQUENCES. YOU SHOULD SEEK LEGAL COUNSEL AND TAX ADVICE REGARDING THE SUITABILITY OF THE CONTRACT FOR YOUR
SITUATION. (SEE "FEDERAL TAX MATTERS" ON PAGE    .)

Right to Examine Contract Period

      The Contract provides a 10 day Right to Examine Contract Period giving You the opportunity to cancel the Contract. You must return the Contract with written notice to Us. If We receive the Contract and Your written notice within 10 days after it is received by You, the Contract will be voided. With the exception of Contracts issued in connection with an IRA, in those states whose laws do not require that We assume the risk of market loss during the Right to Examine Contract Period, should You decide to cancel Your Contract, the amount to be returned to You will be the Contract Value (on the day We receive the Contract) plus any charges deducted for State Taxes, without imposition of the Surrender Charge. The amount returned to you may be more or less than the initial Premium. (See "Charges and Deductions" on page
  .) For Contracts issued in those states that require we return the premium, we will do so. In the case of Contracts issued in connection with an IRA, the Company will refund the greater of the Premium, less any withdrawals, or the Contract Value.

      State laws governing the duration of the Right to Examine Contract Period may vary from state to state. We will comply with the laws of the state in which the Owner resides at the time the Contract is applied for. Federal laws governing IRAs require a minimum seven day right of revocation. We provide 10 days from the date the Contract was mailed or otherwise delivered to you. (See
"Individual Retirement Annuities" on page    .)

Unit Value and Contract Value

      After the deduction of certain charges and expenses, amounts which You allocate to a Subaccount of the Variable Account are used to purchase Accumulation Units in that Subaccount, not shares of the Portfolio in which that Subaccount invests. The number of Accumulation Units you purchase will be determined by dividing the amount allocated to each Subaccount by the Unit Value of the Subaccount for the Valuation Period during which the amount was allocated.

      The Unit Value for each Subaccount will vary from one Valuation Period to the next, based on the investment experience of the Portfolio in which the Subaccount invests and the deduction of certain charges and expenses. The Statement of Additional Information contains a detailed explanation of how Accumulation Units are valued.

      Your value in any given Subaccount is determined by multiplying the Unit Value for the Subaccount by the number of Units You own. Your value within the Variable Account is the sum of your values in all the Subaccounts. The total value of your Contract, known as the Contract Value, equals your Value in the Variable Account plus Your value in the Guaranteed Account.

Transfers

      Prior to the Annuity Date, You may make Transfers among the Subaccounts and into and out of the Guaranteed Account subject to certain rules.

      At the present time there is no limit on the number of transfers which can be made among the Subaccounts and the Guaranteed Account in any one Contract Year. We reserve the right to limit the number of transfers to 12 per Contract Year. There are no fees for the first 12 transfers in any one Contract Year. For each transfer in excess of 12 within one Contract Year, We impose a transfer fee of $10. A transfer fee, if any, is deducted from the amount transferred. Transfers of Contract Value in the Guaranteed Account may be subject to a Market Value Adjustment. (See Appendix , "Guaranteed Account Transfers," page___.)

      Transfers may be made by written request or by telephone as described in the Contract or specifically authorized in writing. The Company will undertake reasonable procedures to confirm that instructions communicated by telephone are genuine. All calls will be recorded. All transfers will be confirmed in writing to the Owner. The Company is not liable for any loss, cost, or expense for action on telephone instructions which are believed to be genuine in accordance with these procedures.

      After the Annuity Date, the Owner may transfer the Contract Value allocated to the Variable Account among the Subaccounts. However, the Company reserves the right to refuse any more than one transfer per month. The transfer fee is the same as before the Annuity Date. This transfer fee, if any, will be deducted from the next annuity payment after the transfer. If following the transfer, the Annuity Units remaining in the Subaccount would generate a monthly annuity payment of less than $100, the Company will transfer the entire amount in the Subaccount.

      Once the transfer is effected, the Company will recompute the number of Annuity Units for each Subaccount. The number of Annuity Units for each Subaccount will remain the same for the remainder of the payment period unless the Owner requests another change.

      The minimum amount which may be transferred at any one time is the lesser of $1,000 or the value of the Subaccount or Guarantee Period from which the transfer is made. However, the minimum amount for transfers under our Dollar Cost Averaging program is $100 per Subaccount. (See "Dollar Cost Averaging") For additional limitations regarding transfers out of the Guaranteed Account, see "The Guaranteed Account" in the Appendix, page ____.)

Dollar Cost Averaging

      The Company currently offers an option under which Owners may dollar cost average their allocations in the Subaccounts under the contract by authorizing the Company to make periodic allocations of Contract Value from any one Subaccount to one or more of the other Subaccounts. Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities gets averaged over time and possibly over various market cycles. The option will result in the allocation of Contract Value to one or more Subaccounts, and these amounts will be credited at the Accumulation Unit value as of the end of the Valuation Dates on which the exchanges are effected. Amounts periodically transferred under this option are not included in the 12 transfers per Contract Year discussed under "Transfers" on page ___. Since the value of Accumulation Units will vary, the amounts allocated to a Subaccount will result in the crediting of a greater number of units when the Accumulation Unit value is low and a lesser number of units when the Accumulation Unit value is high. Similarly, the amounts exchanged from a Subaccount will result in a debiting of a greater number of units when the Subaccount's Accumulation Unit value is low and a lesser number of units when the Accumulation Unit value is high. Dollar cost averaging does not guarantee profits, nor does it assure that an Owner will not have losses.

      A Dollar Cost Averaging Request form is available from the Administrative Office upon request. On the form, the Owner must designate whether Contract Value is to be exchanged on the basis of a specific dollar amount, a fixed period or earnings only, the Subaccount or Subaccounts to and from which the transfers will be made, the desired frequency of the transfers, which may be on a monthly, quarterly, semiannual, or annual basis, and the length of time during which the transfers shall continue or the total amount to be exchanged over time. The Owner may specify that such transfers be made on any day of any month with the exception of the 29th, 30th or 31st of a month.

      To elect the Dollar Cost Averaging Option, the Owner's Contract Value must be at least $12,000 ($2,000 for a Contract funding a Qualified Plan), and a Dollar Cost Averaging Request in proper form must be received by the Company. The Dollar Cost Averaging Request form will not be considered complete until the Contract Value is at least the required amount. An Owner may not have in effect at the same time Dollar Cost Averaging and Asset Rebalancing Options.

      The Dollar Cost Averaging Option may be canceled at any time by written request or if the Accumulation Unit value is less than $5,000, or such lower amount as the Company may determine.

Asset Rebalancing Option

      The Company currently offers an option under which Owners may authorize the Company to automatically exchange Contract Value each quarter to maintain a particular percentage allocation among the Subaccounts as selected by the Owner. The Contract Value allocated to each Subaccount will grow or decline in value at different rates during the quarter, and Asset Rebalancing automatically reallocates the Contract Value in the Subaccounts each quarter to the allocation selected by the Owner. Asset Rebalancing is intended to exchange Contract Value from those Subaccounts that have increased in value to those Subaccounts that have declined in value. Over time, this method of investing may help an Owner buy low and sell high,although there can be no assurance of this. This investment method does not guarantee profits, nor does it assure that an Owner will not have losses.

      To elect the Asset Rebalancing Option, the Contract Value in the Contract must be at least $12,000 ($2,000 for a Contract funding a Qualified Plan) and an Asset Rebalancing Request in proper form must be received by the Company. An Owner may not have in effect at the same time Dollar Cost Averaging and Asset Rebalancing Options. An Asset Rebalancing Request form is available upon request. On the form, the Owner must indicate the applicable Subaccounts and the percentage of Contract Value which should be allocated to each of the applicable Subaccounts each quarter under the Asset Rebalancing Option. If the Asset Rebalancing Option is elected, all Contract Value allocated to the Subaccounts must be included in the Asset Rebalancing Option.

      This option will result in the transfer of Contract Value to one or more of the Subaccounts on the date specified by the Owner or, if no date is specified, on the date of the Company's receipt of the Asset Rebalancing Request in proper form and on each quarterly anniversary of the applicable date thereafter. The amounts transferred will be credited to the Accumulation Unit Value as of the end of the Valuation Dates on which the transfers are effected. Amounts periodically transferred under this option are not included in the 12 transfers per Contract Year discussed under "Transfers" on page ____.

      An Owner may instruct the Company at any time to terminate this option by written request. Once terminated, this option may not be reselected during the same Contract Year.


                             CHARGES AND DEDUCTIONS

      Various charges and deductions are made from Premium, the Contract Value and the Variable Account. These charges and deductions are as follows:

Deduction for Premium and Other State Taxes

      We do not deduct premium taxes unless assessed by the state of residence of the Owner. Any premium or other taxes levied by any governmental entity with respect to the Contracts will be charged at Our discretion against either Premium or Contract Value. Premium taxes currently imposed by certain states on the Contracts range typically from 0% to 3.5% of premiums paid. Some states assess premium taxes at the time Premium is received; others assess premium taxes at the time of annuitization. Premium taxes are subject to being changed or amended by state legislatures, administrative interpretations or judicial acts.

      The Company will also deduct from any amount payable under the Contracts any income taxes a governmental authority requires the Company to withhold with respect to that amount.

Deduction for Mortality and Expense Risk Charge

      The Company deducts for each Valuation Period a Mortality and Expense Risk Charge which is equal on an annual basis to 1.25% of the average daily net asset value of the Variable Account. The mortality risks assumed by the Company arise from its contractual obligation to make annuity payments after the Annuity Date for the life of the Annuitant, to waive the Surrender Charge in the event of the death of the Owner prior to the Annuity Date and to provide the death benefit. The expense risk assumed by the Company is that the costs of administering the Contracts and the Variable Account will exceed the amount received from Administrative and Contract Maintenance Charges.

      If the Mortality and Expense Risk Charge is insufficient to cover the actual costs, the loss will be borne by the Company. Conversely, if the amount deducted proves more than sufficient, the excess will be profit to the Company. The Mortality and Expense Risk Charge is guaranteed by the Company and cannot be increased. The Mortality and Expense Risk Charge is deducted during the Accumulation Period and after the Annuity Date.

      The Company currently offers annuity payment options that are based on a life contingency. (See "Annuity Period - Annuity Options" on page .) The Company in its discretion may offer additional payment options which are not based on a life contingency. If this should occur and if a Owner should elect a payment option not based on a life contingency, the Mortality and Expense Risk Charge is still deducted but the Owner receives no benefit from that portion of the charge attributable to mortality risk.

Deduction for Accidental Death Benefit

      If the owner has elected the Accidental Death Benefit, the Company deducts for each Valuation Period, an Accidental Death Benefit Charge equal on an annual basis to 0.10% of the average daily net asset value in the Variable Acccount.


Deduction for Surrender (Deferred Sales) Charges

      In the event that an Owner makes a withdrawal from or surrenders Contract Value in excess of the Free Withdrawal Amount, a Surrender Charge may be imposed. The Free Withdrawal Amount for a single premium Contract is equal to 10% of the Contract Value at the time of the withdrawal. The Free Withdrawal Amount for a flexible premium Contract is equal to the greater of the Contract Value less premiums paid or the portion of the withdrawal that does not exceed 10% of the total Premium otherwise subject to the Surrender Charge paid to the time of withdrawal, less any prior withdrawals; however, the Surrender Charge applies only to Premium received by the Company within six (6) years of the date of the withdrawal.

      The Surrender Charge will vary in amount depending upon the time which has elapsed since the date Premium was received. In calculating the Surrender Charge, Premium is allocated to the amount surrendered on a first-in, first out basis. The amount of any withdrawal which exceeds the Free Withdrawal Amount will be subject to the following charges:

                                                                                                  Applicable Deferred
                                                                                                      Sales Charge
Single Premium Contracts                    Flexible Premium Contracts                                 Percentage
------------------------                    --------------------------                                 ----------

     Contract Year 1                            Premium Year 1                                           6%
     Contract Year 2                            Premium Year 2                                           5%
     Contract Year 3                            Premium Year 3                                           4%
     Contract Year 4                            Premium Year 4                                           3%
     Contract Year 5                            Premium Year 5                                           2%
     Contract Year 6                            Premium Year 6                                           1%
     Contract Year 7                            Premium Year 7
          and thereafter                            and thereafter                                       None

      No Surrender Charge is imposed against: (1) Transfers of Contract Value under Dollar Cost Averaging, Asset Rebalancing, or Systematic Withdrawal options; (2) Contract Value upon Annuitization; (3) a Death Benefit.

      The Surrender Charge is intended to reimburse the Company for expenses incurred which are related to Contract sales. The Company does not expect the proceeds from the Surrender Charge to cover all distribution costs. To the extent such charge is insufficient to cover all distribution costs, the Company may use any of its corporate assets, including potential profit which may arise from the Mortality and Expense Risk Charge, to make up any difference.

      Certain restrictions on surrenders are imposed on Contracts issued in connection with retirement plans which qualify under Code Section 403(b) (a
"403(b) Plan"). (See "Taxes - 403(b) Plans" on page    .)

Deduction for Administrative Charges

      The Company deducts for each Valuation Period a daily Administrative Charge which is equal on an annual basis to .15% of the average daily net asset value of the Variable Account. This charge is intended to reimburse Us for administrative expenses, both during the accumulation period and following the Annuity Date. We do not expect to recover an amount in excess of our accumulated expenses through the deduction of the Administrative Charge.

Deduction for Contract Maintenance Charge

      The Company also deducts an annual Contract Maintenance Charge of $30 per year, from the Contract Value on each Contract Anniversary. The Contract Maintenance Fee is waived if the Contract Value is greater than $50,000 on the date of deduction of the charge. These charges are designed to reimburse the Company for the costs it incurs relating to maintenance of the Contract, the Variable Account, and the Guaranteed Account. If the Contract is surrendered, we will deduct the Contract Maintenance Charge at the time of surrender, pro-rata, for the current Contract Year. The deduction will be made proportionally based on your value in each Subaccount and the Guaranteed Account. After the Annuity Date, the Contract Maintenance Charge is deducted on a pro-rata basis from each annuity income payment and is guaranteed to remain at the same amount as at the Annuity Date. This charge is not expected to result in a profit to the Company.

Deduction for Income Taxes

      The Company deducts from the Contract Value and/or the Variable Account any Federal income taxes resulting from the operation of the Variable Account. The Company does not currently anticipate incurring any Federal income taxes.

Other Expenses

      There are deductions from and expenses paid out of the assets of the Funds which are described in the accompanying Prospectuses for each Fund.

Group and Group Sponsored Arrangements

      In certain instances, we may reduce the Surrender Charge and the Administrative Charge or change the minimum premium requirements for the sale of Contracts to certain groups, including those in which a trustee or an employer, for example, purchases Contracts covering a group of individuals on a group basis.

      Our costs for sales, administration, and mortality generally vary with the size and stability of the group among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or similar arrangement must meet certain requirements, including our requirements for size and number of years in existence. Group or group sponsored arrangements that have been set up solely to buy Contracts or that have been in existence less than six months will not qualify for reduced charges.

      We will make any reductions according to our rules in effect when an application or enrollment form for a Contract is approved. We may change these rules from time to time. Any variation in the Surrender Charge or Administrative Charge will reflect differences in costs or services and will not be unfairly discriminatory.


                                ANNUITY BENEFITS

Annuitization

      Annuitization is an election you make to apply the Contract Value to an Annuity Option in order to provide a series of annuity payments. The date the Annuity Option becomes effective is the Annuity Date.

Annuity Date

      The latest Annuity Date is: the later of (a) the first day of the calendar month following the later of the Annuitant's 90th birthday; or (b) such earlier date as may be set by applicable law.

      The Owner may designate an earlier date or may change the Annuity Date by making a written request at least thirty (30) days prior to the Annuity Date being changed. However, any Annuity Date must be no later than the date defined above; and, the first day of a calendar month.

      Without the approval of the Company, the new Annuity Date cannot be earlier than one year after the Effective Date. In addition, for Qualified Contracts, certain provisions of your retirement plan or the Code may further restrict your choice of an Annuity Date. (See "Federal Tax Matters," page ____).

Annuity Options

      The Owner may choose annuity payments which are fixed, or which are based on the Variable Account, or a combination of the two. The Owner may, upon at least 30 days prior written notice to us, at any time prior to the Annuity Date, select or change an Annuity Option. If the Owner elects annuity payments which are based on the Variable Account, the amount of the payments will be variable. The amount of the annuity payment based on the value of a Subaccount is determined through a calculation described in the Statement of Additional Information, under the caption "Annuity Provisions". The Owner may not transfer Contract Values between the Guaranteed Account and the Variable Account after the Annuity Date, but may, subject to certain conditions, transfer Contract Values from one Subaccount to another Subaccount. (See " Transfer of Contract Values" on page .)

      If the Owner has not made any annuity payment option selection at the Annuity Date, the Contract Value will be applied to purchase Option 2 fixed basis annuity payments and Option 2 variable basis annuity payments, in proportion to the amount of Contract Value in the Guaranteed Account and the Variable Account, respectively.

      The annuity payment options are:

      Option 1: Life Income. The Company will make annuity payments during the lifetime of the Annuitant.

      Option 2: Life Income with 10 Years of Payments Guaranteed. The Company will make monthly annuity payments during the lifetime of the Annuitant. If, at the death of the Annuitant, payments have been made for less than 10 years, payments will be continued during the remainder of the period to the Beneficiary.

      Option 3: Joint and Last Survivor Income. The Company will make annuity payments for as long as either the Annuitant or a Contingent Annuitant is alive. In the event that the Contract is issued in connection with an IRA, the payments in this Option will be made only to the Owner as Annuitant and the Owner's spouse.

      The annuity payment options are more fully explained in the Statement of Additional Information. The Company may also offer additional options at its own discretion.

Annuity Payments

      If the Contract Value applied to annuity payment options is less than $2,000, the Company reserves the right to pay the amount in a lump sum in lieu of annuity payments. The Company makes all other annuity payments monthly. However, if the total monthly annuity payment would be less than $100 the Company reserves the right to make payments semi-annually or annually.

       If fixed annuity payments are selected, the amount of each fixed payment is determined by multiplying the Contract Value allocated to purchase fixed annuity payments by the factor shown in the annuity table specified in the Contract for the option selected, divided by 1,000.

       If variable annuity payments are selected, the Annuitant receives the value of a fixed number of Annuity Units each month. The actual dollar amount of variable annuity payments is dependent upon: (i) the Contract Value at the time of annuitization; (ii) the annuity table specified in the Contract; (iii) the Annuity Option selected; (iv) the investment performance of the Subaccount selected; and (v) the pro-rata portion of the Contract Maintenance charge.

       The annuity tables contained in the Contract are based on a 5% assumed investment rate. If the actual net investment rate exceeds 5%, payments will increase. Conversely, if the actual rate is less than 5%, variable annuity payments will decrease.


                                  DEATH BENEFIT

Prior to the Annuity Date

       In the event of Your death prior to the Annuity Date, a death benefit is payable to the Beneficiary. The value of the death benefit will be determined as of the date We receive proof of death in a form acceptable to Us. If there has been a change of Owner, the death benefit will equal the Contract Value. Otherwise, We will pay the death benefit equal to the greatest of: (a) the total of all Premium, less withdrawals and surrenders; (b) the Contract Value; (c) the greatest of the Contract Value at the sixth Contract Anniversary or at the Contract Anniversary every six years thereafter, plus any Premium paid and less any surrenders subsequent to that Contract Anniversary.

       The Beneficiary may elect the death benefit to be paid as follows: (a) payment of the entire death benefit within 5 years of the date of the Owner's death; or (b) payment over the lifetime of the designated Beneficiary with distribution beginning within 1 year of the date of death of the Owner; or (c) if the designated Beneficiary is Your spouse, he/she can continue the contract in his/her own name.

       If no payment option is elected, a single sum settlement will be made at the end of the sixty (60) day period following receipt of proof of death.

After the Annuity Date

       If the Owner is a person other than the Annuitant, and if the Owner's death occurs on or after the Annuity Date, no death benefit will be payable under this contract, except that any guaranteed payments remaining unpaid will continue to be paid to the Annuitant pursuant to the Annuity Option in force at the date of the Owner's death.

Accidental Death Benefit

       If an Accidental Death Benefit has been elected, the cost of this benefit will be equal on an annual basis to 0.10% of the average daily net assets in the Variable Account.

       The Accidental Death Benefit, if any, is equal to the lesser of the Contract Value as of the date the death benefit is determined or $250,000. The Accidental Death Benefit is payable if the death of the primary Owner occurs prior to the Contract Anniversary next following his 75th birthday as a result of an Injury. The death must also occur before the Annuity Date and within 365 days of the date of the accident which caused the Injury. The Accidental Death Benefit is paid to the Beneficiary.

       The Accidental Death Benefit will not be paid for any death caused by or resulting (in whole or in part) from the following:

       (a) suicide or attempted suicide while sane or insane; intentionally self-inflicted injuries;

       (b) sickness, disease or bacterial infection of any kind, except pyogenic infections which occur as a result of an injury or bacterial infections which result from the accidental ingestion of contaminated substances;

       (c)  hernia;

       (d) injury sustained as a consequence of riding in, including boarding or alighting from, any vehicle or device used for aerial navigation except if the Owner is a passenger on any aircraft licensed for the transportation of passengers;

       (e)  declared or undeclared war or any act thereof; or

       (f)  service in the military, naval or air service of any country.

Death of the Annuitant

       If the Annuitant is a person other than the Owner, and if the Annuitant dies before the Annuity Date, a new Annuitant may be named by the Owner. If no new Annuitant is named within sixty (60) days of Our receipt of proof of the Annuitant's death, the Owner will be deemed the new Annuitant. If an Annuitant dies after the Annuity Date, the remaining payments, if any, will be as specified in the Annuity Option elected. We will require proof of the Annuitant's death. Death benefits, if any, will be paid to the designated Beneficiary at least as rapidly as under the method of distribution in effect at the Annuitant's death.

                        DISTRIBUTIONS UNDER THE CONTRACT

Withdrawals

       The Owner may withdraw Contract Values prior to the Annuity Date. Any withdrawal is subject to the following conditions:

       (a)  the Company must receive a written request;

       (b)  the amount requested must be at least $500;

       (c)  any applicable Surrender Charge will be deducted;

       (d) the Contract Value will be reduced by the sum of the amount requested plus the amount of any applicable Surrender Charge;

       (e) the Company will deduct the amount requested plus any Surrender Charge from each Subaccount of the Variable Account and from the Guaranteed Account either as specified or in the proportion that each Subaccount and the Guaranteed Account bears to the Contract Value; and

       We reserve the right to consider any withdrawal request that would reduce the Value of the Accumulation Account to less than $2,000 to be a request for Surrender. In this event, the Surrender Value will be paid to You and the Contract will terminate.

       Each withdrawal is subject to Federal income taxes on the taxable portion. Unless otherwise directed by You, We must withhold federal income taxes from each withdrawal. In addition, a 10% penalty tax may be assessed on withdrawals if You are under age 59 1/2. This includes withdrawals under the Systematic Withdrawal program (described below) and withdrawals You may make to pay fees to Your investment advisor, if any.

Systematic Withdrawal

       The systematic withdrawal program involves making regularly scheduled withdrawals from Your value in the Contract. In order to initiate the program, your total Contract Value must be at least $24,000. The program allows You to prearrange the withdrawal of a specified dollar amount of at least $200 per withdrawal, on a monthly or quarterly payment basis. A maximum of 10% of the Contract Value may be withdrawn in a Contract Year. Surrender Charges are not imposed on withdrawals under this program. If you elect this program Surrender Charges will be imposed on any withdrawal, other than withdrawals made under Your systematic withdrawal program, when the withdrawal is from Premium paid in the last six years. You may not elect this program if you have taken a prior withdrawal during the same Contract Year. (See "Withdrawals" on page ___, and "Surrender Charges" on page ___.)

       Systematic withdrawals will begin on the first scheduled withdrawal date selected by You following the date We process Your request. If the day You designate is not a Valuation Date, the withdrawal will be made on the following Valuation Date. In the event that Your value in a specified Subaccount or the Guaranteed Account is not sufficient to deduct a withdrawal or if Your request for systematic withdrawal does not specify the Guaranteed Account or from which Subaccounts withdrawals are to be deducted, withdrawals will be deducted proportionally based on Your value in each Subaccount and the Guaranteed Account.

       All parties to the Contract are cautioned that the rights of any person to implement the systematic withdrawal program under Qualified Contracts may be subject to the terms and conditions of the retirement plan, regardless of the terms and conditions of the Qualified Contract issued in connection with such a retirement plan. (See "Federal Tax Matters" on page .)

       The systematic withdrawal program may be canceled at any time by written request or automatically by Us should the Contract Value fall below $1,000. In the event the systematic withdrawal program is canceled, the Owner may not elect to participate in such program until the next Contract Anniversary.

       An Owner may change once per Contract Year the amount or frequency of withdrawals on a systematic basis.

       The Free Withdrawal Amount (see "Charges and Deductions - Deduction for Surrender Charge" on page ) is not available while an Owner is receiving systematic withdrawals. An Owner will be entitled to the free withdrawal amount on and after the Contract Anniversary next following the termination of the systematic withdrawal program.

       Implementation of the systematic withdrawal program may subject an Owner to adverse tax consequences, including a 10% tax penalty. (See "Taxes Taxation of Annuities in General" on page for a discussion of the tax consequences of withdrawals.)

The Company reserves the right to discontinue this program at any time.

Surrender

       Prior to the Annuity Date you may Surrender the Contract for the Surrender Value by withdrawing the entire Contract Value. You must submit a written request for Surrender and return the Contract to Us. The Surrender Value will be based on the Contract Value at the end of the Valuation Period during which the Surrender request is received as described below. The Contract may not be surrendered after the Annuity Date.

Surrender Value

       The Surrender Value of the Contract varies each day depending on the investment results of the Subaccounts selected by the Owner. Contract Value in the Guaranteed Account may be subject to a Market Value Adjustment. (See "Market Value Adjustment", Appendix .) The Surrender Value will be the Contract Value, subject to any applicable Market Value Adjustment, as of the date the Company receives Your surrender request, reduced by the following: (1) any applicable taxes not previously deducted; (2) any applicable portion of the Contract Maintenance Charge; and (3) any applicable Surrender Charge.

Payment of Withdrawals and Surrender Values

       Payments of Withdrawals and Surrender Values will ordinarily be sent to the Owner within seven (7) days of receipt of the written request, but see the Deferment of Payment discussion below. (Also see Statement of Additional Information - "Delay of Payments.")

       The Company reserves the right to ensure that an Owner's check or other form of Premium has been cleared for payment prior to processing any withdrawal or redemption request occurring shortly after a Premium payment.

       If, at the time You make a request for a Withdrawal or a Surrender, You have not provided Us with a written election not to have Federal income taxes withheld, We must by law withhold such taxes from the taxable portion of Your payment and remit that amount to the IRS. Mandatory withholding rules apply to distributions from qualified plans and Code section 403(b) annuities. Additionally, the Code provides that a 10% penalty tax may be imposed on certain early Withdrawals and Surrenders. (See "Federal Tax Matters" on page ___, and "Qualified Contracts" on page ___.)

Deferral of Payment

       Payment of any Withdrawal, Surrender, or lump sum death proceeds from the Variable Account will usually occur within seven days. We may be permitted to defer such payment if: (1) the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;
(2) an emergency exists as defined by the SEC or the SEC requires that trading be restricted; (3) the SEC permits a delay for protection of Owners; or (4) the check used to pay any Premium has not cleared through the banking system (this may take up to 15 days).

       We may defer payment of any Withdrawal or Surrender from the Guaranteed Account for up to six months from the date we receive Your written request.

                                      TAXES

Introduction

       The Contracts are designed to accumulate Contract Values for retirement plans which, except for IRAs and 403(b) Plans, are generally not tax-qualified plans ("Qualified Plans"). The ultimate effect of Federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefits to the Owner, Annuitant or Beneficiary depend on the Company's tax status and upon the tax status of the individual concerned. Accordingly, each potential Owner should consult a competent tax adviser regarding the tax consequences of purchasing a Contract.

       The following discussion is general in nature and is not intended as tax advice. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion is based upon the Company's understanding of the Federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of the Federal income tax laws, the Treasury Regulations, or the current interpretations by the Internal Revenue Service (the "Service"). For a discussion of Federal income taxes as they relate to the Funds, please see the accompanying relevant Fund Prospectus.

Company Tax Status

       The Company is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). Since the Variable Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the Contract Value. Under existing Federal income tax law, the Variable Account's investment income, including realized net capital gains, is not taxed to the Company. The Company reserves the right to make a deduction for taxes from the assets of the Variable Account should they be imposed with respect to such items in the future.

Taxation of Annuities in General - Non-Qualified Plans

       Code Section 72 governs the taxation of annuities. In general, an Owner is not taxed on increases in value under a Contract until some form of withdrawal or distribution is made under the Contract. However, under certain circumstances, the increase in value may be subject to tax currently. (See "Contracts Owned by Non-Natural Persons," and "Diversification Standards".)

       Withdrawals prior to the Annuity Date

          Code Section 72 provides that a total or partial withdrawal from a Contract prior to the Annuity Date will be treated as taxable income to the extent the amounts held under the Contract on the date of withdrawal exceed the "investment in the contract," as that term is defined under the Code. The "investment in the contract" can generally be described as the cost of the Contract. It generally constitutes the sum of all purchase payments made for the contract less any amounts received under the Contract that are excluded from gross income. The taxable portion is taxed as ordinary income. For purposes of this rule, a pledge or assignment of a Contract is treated as a payment received on account of a partial withdrawal of a Contract.

       Withdrawals on or after the Annuity Date

          Upon receipt of a lump sum payment or an annuity payment under the Contract, the recipient is taxed on the portion of the payment that exceeds the investment in the Contract. Ordinarily, the taxable portion of payments under the Contract will be taxed as ordinary income.

          For fixed annuity payments, the taxable portion of each payment is generally determined by using a formula known as the "exclusion ratio", which establishes the ratio that the investment in the Contract bears to the total expected amount of annuity payments for the term of the Contract. That ratio is then applied to each payment to determine the nontaxable portion of the payment. The remaining portion of each payment is taxed as ordinary income. For variable annuity payments, the taxable portion is determined by a formula which establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the Contract by the total number of expected periodic payments. The remaining portion of each payment is taxed as ordinary income.

          The Company is obligated to withhold Federal income taxes from certain payments unless the recipient elects otherwise. Prior to the first payment, the Company will notify the payee of the right to elect out of withholding and will furnish a form on which the election may be made. The payee must properly notify the Company of that election in advance of the payment in order to avoid withholding.

       Penalty Tax on Certain Withdrawals

          With respect to amounts withdrawn or distributed before the taxpayer reaches age 59 1/2, a 10% penalty tax is imposed upon the portion of such amount which is includable in gross income. However, the penalty tax will not apply to withdrawals: (i) made on or after the death of the Owner (or where the Owner is not an individual, the death of the "primary annuitant", who is defined as the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract); (ii) attributable to the taxpayer's becoming totally disabled within the meaning of Code Section 72(m)(7); (iii) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (iv) allocable to investment in the Contract before August 14, 1982; (v) under a qualified funding asset (as defined in Code
       Section 130(d)); (vi) under an immediate annuity contract; or (vii) that are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

          If the penalty tax does not apply to a withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year in which the modification occurs will be increased by an amount equal to the tax that would have been imposed but for item
       (iii) above as determined under Treasury Regulations, plus interest for the deferral period. The foregoing rule applies if the modification takes place: (a) before the close of the period which is five years from the date of the first payment and after the taxpayer attains age 59 1/2; or
       (b) before the taxpayer reaches age 59 1/2.

       Assignments

          Any assignment or pledge of the Contract as collateral for a loan may result in a taxable event and the excess of the Contract Value over total Premium will be taxed to the assignor as ordinary income. Please consult your tax adviser prior to making an assignment of the Contract.

       Distribution-at-Death Rules

          In order to be treated as an annuity contract for Federal income tax purposes, a Contract must generally provide for the following two distribution rules: (i) if the Owner dies on or after the Annuity Date, and before the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as quickly as the method in effect on the Owner's death; and (ii) if a Owner dies before the Annuity Date, the entire interest must generally be distributed within five years after the date of death. To the extent such interest is payable to a designated Beneficiary, however, such interest may be annuitized over the life of that Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, so long as distributions commence within one year after the date of death. If the Beneficiary is the spouse of the Owner, the Contract may be continued unchanged in the name of the spouse as Owner.

          If the Owner is not an individual, the "primary annuitant" (as defined under the Code) is considered the Owner. In addition, when the Owner is not an individual, a change in the primary annuitant is treated as the death of the Owner.

       Gifts of Contracts

          Any transfer of a Contract prior to the Annuity Date for less than full and adequate consideration will generally trigger tax on the gain in the Contract. The transferee will receive a step-up in basis for the amount included in the transferor's income. This provision, however, does not apply to those transfers between spouses or incident to a divorce which are governed by Code Section 1041(a).

       Contracts Owned by Non-Natural Persons

          If the Contract is held by a non-natural person (for example, a corporation or trust) the Contract is generally not treated as an annuity contract for Federal income tax purposes, and the income on the Contract (generally the excess of the Contract Value over the purchase payments) is includable in income each year. The rule does not apply where the non-natural person is only the nominal owner such as a trust or other entity acting as an agent for a natural person. The rule also does not apply when the Contract is acquired by the estate of a decedent, when the Contract is held under certain qualified plans, when the Contract is a qualified funding asset for structured settlements, when the Contract is purchased on behalf of an employee upon termination of a qualified plan, and in the case of an immediate annuity.

       Section 1035 Exchanges

          Code Section 1035 provides that no gain or loss shall be recognized on the exchange of an annuity contract for another annuity contract. A replacement contract obtained in a tax-free exchange of contracts succeeds to the status of the surrendered contract. Special rules and procedures apply to Code Section 1035 transactions. Prospective owners wishing to take advantage of Code Section 1035 should consult their tax advisers.

       Multiple Contracts

          Annuity contracts that are issued by the Company (or affiliate) to the same Owner during any calendar year will be treated as one annuity contract in determining the amount includable in the taxpayer's gross income. Thus, any amount received under any such contract prior to the contract's annuity starting date will be taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts. The Treasury has broad regulatory authority to prevent avoidance of the purposes of this aggregation rule. It is possible that, under this authority, Treasury may apply this rule to amounts that are paid as annuities (on or after the starting date) under annuity contracts issued by the same company to the same Owner during any calendar year period. In this case, annuity payments could be fully taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts and regardless of whether any amount would otherwise have been excluded from income. Owners should consult a tax adviser before purchasing more than one Contract or other annuity contracts.

Diversification Standards

       To comply with the  diversification  regulations  promulgated  under Code
Section 817(h) (the "Diversification Regulations"), after a start-up period, each Subaccount is required to diversify its investments. The Diversification Regulations generally require that on the last day of each quarter of a calendar year no more than 55% of the value of the assets of a Subaccount is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. A "look-through" rule applies so that an investment in a Fund is not treated as one investment but is treated as an investment in a pro-rata portion of each underlying asset of such Fund. All securities of the same issuer are treated as a single investment. In the case of government securities, each Government agency or instrumentality is treated as a separate issuer.

       In connection with the issuance of the Diversification Regulations, Treasury announced that such regulations do not provide guidance concerning the extent to which Owners may direct their investments to particular divisions of a separate account. It is possible that if and when additional regulations or IRS pronouncements are issued, the Contract may need to be modified to comply with such rules. For these reasons, the Company reserves the right to modify the Contract, as necessary, to prevent the Owner from being considered the owner of the assets of the Variable Account.

       The Company intends to comply with the Diversification Regulations to assure that the Contracts continue to be treated as annuity contracts for Federal income tax purposes.

Qualified Plans

       The Contracts may be used to create an IRA. The Contracts are also available for use in connection with a previously established 403(b) Plan. No attempt is made herein to provide more than general information about the use of the Contracts with IRAs or 403(b) Plans. The information herein is not intended as tax advice. A prospective Owner considering use of the Contract to create an IRA or in connection with a 403(b) Plan should first consult a competent tax adviser with regard to the suitability of the Contract as an investment vehicle for their qualified plan.

       A Contract may be used as the investment medium for several types of retirement plans. Under amendments to the Internal Revenue Code which became effective in 1993, distributions from a qualified plan (other than non-taxable distributions representing a return of capital, distributions meeting the minimum distribution requirement, distributions for the life or life expectancy of the recipient(s) or distributions that are made over a period of more than 10 years) are eligible for tax-free rollover within 60 days of the date of distribution, but are also subject to federal income tax withholding at a 20% rate unless paid directly to another qualified plan. If the recipient is unable to take full advantage of the tax-free rollover provisions, there may be taxable income, and the imposition of a 10% penalty if the recipient is under age 59 1/2. We make no attempt to provide more than general information about use of Qualified Contracts with the various types of retirement plans. Owners and participants under retirement plans as well as Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Contracts may be subject to the terms and conditions of the retirement plan, regardless of the terms and conditions of the Qualified Contract issued in connection with such a retirement plan. Purchasers of Qualified Contracts for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of a Qualified Contract for their retirement plan.

Individual Retirement Annuities

       Section 408 of the Code permits eligible individuals to contribute to an IRA. Contracts issued in connection with an IRA are subject to limitations on eligibility, maximum contributions, and time of distribution. Distributions from certain retirement plans qualifying for federal tax advantages may be rolled over into an IRA. Sales of the Contracts for use with IRAs are subject to special requirements imposed by the Service, including the requirement that informational disclosure be given to each person desiring to establish an IRA. The IRAs offered by this Prospectus are not available in all states.

403(b) Plans

       Code Section 403(b)(11) imposes certain restrictions on an Owner's ability to make partial withdrawals from Code Section 403(b) Contracts, if attributable to Premium paid under a salary reduction agreement. Specifically, Code Section 403(b)(11) allows an Owner to make a surrender or partial withdrawal only (a) when the employee attains age 59 1/2, separates from service, dies, or becomes disabled (as defined in the Code), or (b) in the case of hardship. In the case of hardship, only an amount equal to the purchase payments may be withdrawn. In addition, under Code Section 403(b) the employer must comply with certain non-discrimination requirements. Owners should consult their employers to determine whether the employer has complied with these rules. The 403(b) Plan offered by this Prospectus is not available in all states.

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

                                                                           Page
                                                                           ----

General Information............................................................
       The Company.............................................................
       Independent Accountants.................................................
       Legal Counsel...........................................................
       Distributor.............................................................
       Calculation of Performance Related Information..........................
       Delay of Payments.......................................................
       Transfers...............................................................
Method of Determining Contract Values..........................................
Annuity Provisions.............................................................
Annuity Benefits...............................................................
       Annuity Options.........................................................
       Variable Annuity Payment Values.........................................
       Annuity Unit............................................................
       Net Investment Factor...................................................
       Additional Provisions...................................................
Financial Statements...........................................................

                                    APPENDIX

GUARANTEED ACCOUNT OPTION

       Under this Guaranteed Account option, Contract Values are held in the Company's General Account. The General Account includes all of Our assets, except those assets segregated in Our separate accounts. Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 nor is the General Account registered as an investment company under the Investment Company Act of 1940. The Company understands that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus relating to the Guaranteed Account portion of the Contract. Disclosures regarding the Guaranteed Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

       During the Accumulation Period the Owner may allocate amounts to the Guaranteed Account. The initial Premium will be invested in the Guaranteed Account if selected by the Owner at the time of application. Additional Premium will be allocated in accordance with the selection made in the application or the most recent instruction received at the Company Office. If the Owner elects to withdraw amounts from the Guaranteed Account, such withdrawal, except as otherwise provided in this Appendix, will be subject to the same conditions as imposed on withdrawals from the Variable Account. The Company reserves the right to delay any payment from the Guaranteed Account for up to six (6) months from the date it receives such request at its Office.

GUARANTEE PERIODS

       The period(s) for which a guaranteed interest rate is credited is called a Guarantee Period. Guarantee Periods may be offered or withdrawn at the Company's discretion. The initial guarantee period(s) and the guaranteed interest rate(s) applicable to the initial Premium are as shown in the Contract. At least 15 days but no more than 75 days prior to the expiration of a Guarantee Period, the Owner will be mailed a notice of the guaranteed interest rate applicable to a renewal of the Guarantee Period. At the expiration of any Guarantee Period applicable to any portion of the Contract Value, that portion of the Contract Value will be automatically renewed for another Guarantee Period for the same duration as the expired Guarantee Period and will receive the guaranteed interest rate then in effect for that Guarantee Period, unless other Guarantee Periods or one or more Subaccounts are requested in writing by the Owner. All requests to change a Guarantee Period at the end of an existing Guarantee Period must be received in writing at the Company's Office within 30 days prior to the end of that Guarantee Period.

ALLOCATIONS TO THE GUARANTEED ACCOUNT

       The minimum amount that may be allocated to a Guarantee Period, either from the initial or a subsequent Premium, is $3,000. Amounts invested in the Guaranteed Account are credited with interest on a daily basis at the then applicable effective guarantee rate. The effective guarantee rate is that rate in effect when the Owner allocates or transfers amounts to the Guaranteed Account. If the Owner has allocated or transferred amounts at different times to the Guaranteed Account, each allocation or transfer may have a unique effective guarantee rate and Guarantee Period associated with that amount. The effective guarantee rate will not be changed more than once per year and the minimum rate will not be less than 3%.

GUARANTEED ACCOUNT TRANSFERS

       During the accumulation period the Owner may transfer, by written request or telephone authorization, Contract Values to or from a subaccount of the Variable Account to or from a Guarantee Period of the Guaranteed Account at any time, subject to the conditions set out under Transfer of Contract Values Section.

       Prior to the end of a Guarantee Period the Owner may specify the Subaccount(s) of the Variable Account or the applicable Guarantee Period of the Guaranteed Account to which the Owner wants the amounts from the Guaranteed Account transferred at the end of the Guarantee Period. If the Owner does not notify us prior to the end of the Guarantee Period, we will reapply that amount to a new Guarantee Period of the same duration, provided it is available. If a new Guarantee Period of the same duration is not available, that portion of Your Contract Value shall be transferred to the Guarantee Period next shortest in duration. The amount so applied is then subject to the same conditions as the original Guarantee Period, including the condition that the amount may not be transferred until the end of that Guarantee Period. In the event of a non-specified renewal, there is a grace period of 30 days within which the Owner can have transferred amounts reapplied. The effective guarantee rate applicable to the new Guarantee Period may be different from the effective guaranteed rate applicable to the original Guarantee Period. These transfers will be handled at no charge to the Owner.

MARKET VALUE ADJUSTMENT

       Unless accomplished on the expiration date of a Guarantee Period or during the grace period, a transfer, withdrawal, surrender or annuitization of amounts allocated to the Guaranteed Account may be subject to a Market Value Adjustment. The adjusted value is determined by multiplying the amount to be transferred, withdrawn, surrendered or annuitized from a Guarantee Period by the following formula:

       .75 x (A-B) x [N/12], where:

       A =     The guaranteed interest rate applicable to a Guarantee Period for
               that   portion  of   proceeds   being   transferred,   withdrawn,
               surrendered or annuitized.

       B = The guaranteed interest rate currently available for the same length of Guarantee Period as that remaining in the period applicable to that portion of proceeds being transferred, withdrawn, surrendered or annuitized. If no such Guarantee Period is then offered, the guaranteed interest rate will be calculated by straight line interpolation of the guaranteed interest rates of available Guarantee Periods.

       N = The number of complete and partial months remaining to the end of the Guarantee Period applicable to that portion of proceeds being transferred, withdrawn, surrendered or annuitized.

       The Market Value Adjustment is not applicable on the date a Guarantee Period expires; however, a Withdrawal or Surrender on such date may remain subject to Surrender Charges. Applicable Surrender Charges will be applied after any Market Value Adjustment to Guaranteed Account values.

MINIMUM SURRENDER VALUE

       The minimum Surrender Value for amounts allocated to the Guaranteed Account equals the amounts so allocated less withdrawals, with interest compounded annually at the rate of 3%, reduced by any applicable Surrender Charge.

                                     PART B

                                     PART B
                       STATEMENT OF ADDITIONAL INFORMATION


                       DEFERRED VARIABLE ANNUITY CONTRACTS



                                    issued by



                               VARIABLE ACCOUNT I



                                       and



                           AIG LIFE INSURANCE COMPANY



       THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE DEFERRED VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

       THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS DATED ________, 1996 CALL OR WRITE: AIG Life Insurance Company; Attention: Variable Products, One Alico Plaza, Wilmington, Delaware 19801, 1-800-340-2765.

DATE OF STATEMENT OF ADDITIONAL INFORMATION:  ___________ ___, 1996

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----

General Information.............................................................
       The Company..............................................................
       Independent Accountants..................................................
       Legal Counsel............................................................
       Distributor..............................................................
       Calculation of Performance Related Information...........................
       Delay of Payments........................................................
       Transfers................................................................
Method of Determining Contract Values...........................................
Annuity Provisions..............................................................
       Annuity Benefits.........................................................
       Annuity Options..........................................................
       Variable Annuity Payment Values..........................................
       Annuity Unit.............................................................
       Net Investment Factor....................................................
       Additional Provisions....................................................
Financial Statements............................................................

                               GENERAL INFORMATION


The Company

       A description of AIG Life Insurance Company (the "Company"), and its ownership is contained in the Prospectus. The Company will provide for the safekeeping of the assets of Variable Account I (the "Variable Account").

Independent Accountants

       The audited financial statements of the Company have been audited by Coopers and Lybrand, L.L.P., independent certified public accountants, whose offices are located in Philadelphia, Pennsylvania.

Legal Counsel

       Legal matters relating to the Federal securities laws in connection with the Contracts described herein and in the Prospectus are being passed upon by the law firm of Jorden Burt Berenson & Johnson LLP, Washington, D.C..

Distributor

       AIG Equity Sales Corp. ("AESC"), a wholly owned subsidiary of American International Group, Inc. and an affiliate of the Company, acts as the distributor. The offering is on a continuous basis. Commissions in the amount of $________ were paid during 1995, none of which were retained by the Distributor.

Calculation Of Performance Related Information

          A.   Yield  and  Effective  Yield  Quotations  for  the  Money  Market
               Subaccount

       The yield quotation for the Money Market Subaccount to be set forth in the Prospectus will be for the seven days ended on the date of the most recent balance sheet of the Variable Account included in the registration statement, and will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting figure carried to at least the nearest hundredth of one percent.

       Any effective yield quotation for the Money Market Subaccount to be set forth in the Prospectus will be for the seven days ended on the date of the most recent balance sheet of the Variable Account included in the registration statement, and will be carried at least to the nearest hundredth of one percent, and will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7 and subtracting 1 from the result, according to the following formula:

          EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1)365/7]-1.

       For purposes of the yield and effective yield computations, the hypothetical charge reflects all deductions that are charged to all Owner accounts in proportion to the length of the base period. For any fees that vary with the size of the account, the account size is assumed to be the Money Market Subaccount's mean account size. The yield and effective yield quotations do not reflect the Surrender Charge that may be assessed at the time of withdrawal in an amount ranging up to 6% of the requested withdrawal amount, with the specific percentage applicable to a particular withdrawal depending on the length of time the purchase payment was held under the Contract and whether withdrawals had been previously made during that Contract Year. (See "Charges and Deductions - Deduction for Surrender Charge" on page of the Prospectus) No deductions or sales loads are assessed upon annuitization under the Contracts. Realized gains and losses from the sale of securities and unrealized appreciation and depreciation of the Money Market Subaccount and the Fund are excluded from the calculation of yield.

       B. Total Return Quotations

       The total return quotations for all of the Subaccounts to be set forth in the Prospectus will be average annual total return quotations for the one, five, and ten year periods (or, where a Subaccount has been in existence for a period of less than one, five or ten years, for such lesser period) ended on the date of the most recent balance sheet of the Variable Account and for the period from the date monies were first placed into the Subaccounts until the aforesaid date. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                 P(1+T)^n = ERV

          Where:           P = a hypothetical initial payment of $1,000

                           T = average annual total return

                           n = number of years

                           ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the particular period at the end of the particular period.

       For the purposes of the total return quotations for all of the Subaccounts, the calculations take into effect all fees that are charged to all Owner accounts. For any fees that vary with the size of the account, the account size is assumed to be the respective Subaccount's mean account size. The calculations also assume a total withdrawal as of the end of the particular period.

       No standardized or non-standardized total return quotations have been provided for the Zero Coupon 2000, Dreyfus Stock Index, Money Market, Growth, Overseas, Asset Manager, Investment Grade Bond, High Income, Worldwide Balance, Gold and Natural Resources, Short-Term Retirement, Medium-Term Retirement, or Long-Term Retirement Portfolios, because, for the fiscal year ending December 31, 1995, such portfolios were not yet in operation.

       Annualized total return for certain Subaccounts as of December 31, 1995, were as follows:

                                           One Year            Inception to Date
                                           --------            -----------------

       Conservative Investors
       Growth Investors
       Growth
       Growth and Income

       *Funds were first invested in the Portfolios as listed below:
          Conservative Investors
          Growth Investors
          Growth
          Growth and Income


       C. Yield Quotations for each Subaccount other than the Money Market Subaccount

       The yield quotations for each Subaccount other than the Money Market Subaccount will be based on a thirty-day period. The computation is made by dividing the net investment income per Accumulation Unit earned during the period by the Unit Value on the last day of the period, according to the following formula:

                         Yield = 2[((a-b)/(cd)+1)^6-1]

        Where:      a =       net investment  income earned during the period by
                              the   corresponding   portfolios   of  the   Funds
                              attributable to shares owned by the Subaccount.

                    b =       expenses   accrued   for   the   period   (net  of
                              reimbursements).

                    c = the average daily number of Accumulation Units outstanding during the period.

                    d = the maximum offering price per Accumulation Unit on the last day of the period.

       For the purposes of the yield quotations for the Subaccounts, the calculations take into effect all fees that are charged to all Owner accounts. For any fees that vary with the size of the account, the account size is assumed to be the respective Subaccount's mean account size. The calculations do not take into account the Deferred Sales Charge or any transfer charges.

       A Surrender Charge may be assessed at the time of withdrawal in an amount ranging up to 6% of the requested withdrawal amount, with the specific percentage applicable to a particular withdrawal depending on the length of time the purchase payment was held under the Contract, and whether withdrawals had been previously made during that Contract Year. (See "Charges and Deductions - Deduction for Surrender Charge" on page ___ of the Prospectus) There is currently a transfer charge of $10 per transfer after a specified number of transfers in each Contract Year. (See Transfer of Contract Values" on page 15 of the Prospectus)

       D. Non - Standardized Performance Data

       1. Total Return Quotations

       The total return quotations for all of the Subaccounts to be set forth in the Prospectus will be average annual total return quotations for the one, five, and ten year periods (or, where a Subaccount has been in existence for a period of less than one, five or ten years, for such lesser period) ended on the date of the most recent balance sheet of the Variable Account and for the period from the date monies were first placed into the Subaccounts until the aforesaid date. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                   P(1+T)^n = ERV

               Where:    P = a hypothetical initial payment of $1,000

                         T = average annual total return

                         n = number of years

                         ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the particular period at the end of the particular period.

       For the purposes of the total return quotations, the calculations take into effect all fees that are charged to all Owner accounts. For any fees that vary with the size of the account, the account size is assumed to be the respective Subaccount's mean account size. The calculations do not, however, assume a total withdrawal as of the end of the particular period and, therefore, no Surrender Charge is reflected.

       Annualized total return quotations for certain Subaccounts as of December 31, 1995, were as follows:

                                           One Year           Inception to Date
                                           --------           -----------------

         Conservative Investors
         Growth Investors
         Growth
         Growth and Income


       2. The Power of Tax-Deferred Growth

       All current taxes on any income or capital gains are deferred until money is taken out of your account. That way all of your earnings contribute to the growth of your account. And, since all your earnings are automatically reinvested to build your investment base, your account is given yet another opportunity to grow. It's called the Power of Compounding and the following charts illustrate just how powerful it can be.

       The Power of Tax-Deferral $10,000 At 8% Compounded Annually* [Chart to be inserted]

                                                         33% TAX APPLIED
         AFTER             33% TAX APPLIED                UPON SURRENDER                TAX DEFERRED

         10 years              $ 16,856                       $ 15,782                     $ 18,630
         20 years              $ 28,413                       $ 26,789                     $ 36,059
         30 years              $ 47,893                       $ 47,744                     $ 66,336
         40 years              $ 80,729                       $ 87,637                     $125,877
         50 years              $136,078                       $163,584                     $239,230

* These illustrations are not intended to reflect the return of investments made in your variable annuity contract. The figures are calculated on a fixed interest rate and assume no fluctuation in the value of principal or the impact of any fees or sales charges. Taxes are due on tax-deferred investments whenever money is withdrawn from that investment.

Delay of Payments

       Any payments due under the Contracts will generally be sent to the Owner within seven (7) days of a completed request for payment. However, the

Company has reserved the right to postpone any type of payment from the Variable Account for any period when:

     (a) the New York Stock Exchange is closed for other than customary weekends and holidays, or trading on the Exchange is otherwise restricted;

     (b) an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value;

     (c) an order of the Securities and Exchange Commission permits delay for the protection of security holders; or

     (d) the check used to pay any Premium has not cleared through the banking system (this may take up to 15 days).

       The applicable rules of the Securities and Exchange Commission shall govern as to whether the conditions in (a) and (b) exist.


                      METHOD OF DETERMINING CONTRACT VALUES

       The Contract Value will fluctuate in accordance with the investment results of the underlying Portfolio of the Fund held within the Subaccount. In order to determine how these fluctuations affect Contract Values, Accumulation Units are utilized. The value of an Accumulation Unit applicable during any Valuation Period is determined at the end of that period.

       When the first shares of the respective Portfolios of the Funds were purchased for the Subaccounts, the Accumulation Units for the Subaccounts were valued at $10. The value of an Accumulation Unit for a Subaccount on any Valuation Date thereafter is determined by dividing (a) by (b), where:

     (a)  is equal to:

          (i) the total value of the net assets attributable to Accumulation Units in the Subaccount, minus

         (ii) the daily charge for assuming the risk of guaranteeing mortality factors and expense charges which is equal on an annual basis to 1.25% multiplied by the daily net asset value of the Subaccount; minus

        (iii) the daily charge for providing certain administrative functions which is equal on an annual basis to 0.15% multiplied by the daily net asset value of the Subaccount; minus or plus

          (iv) a charge or credit for any tax provision established for the Subaccount. The Company is not currently making any provision for taxes.

     (b)  is  the  total  number  of  Accumulation   Units  applicable  to  that
          Subaccount at the end of the Valuation Period.

       The resulting value of each Subaccount Accumulation Unit is multiplied by the respective number of Subaccount Accumulation Units for a Contract. The Contract Value of the Variable Account is the sum of all Subaccount values for the Contract.

       An Accumulation Unit may increase or decrease in value from Valuation Date to Valuation Date.


                               ANNUITY PROVISIONS

Annuity Benefits

       A description of the Annuity Benefits and Annuity Options is provided in the prospectus

Variable Annuity Payment Values

       A Variable Annuity is an annuity with payments which (1) are not predetermined as to dollar amount and (2) will vary in amount with the net investment results of the applicable Subaccount(s) of the Variable Account. At the Annuity Date the Contract Value in each Subaccount will be applied to the applicable Annuity Tables contained in the Contract. The Annuity Table used will depend upon the payment option chosen. The same Contract Value amount applied to each payment option may produce a different initial annuity payment. If, as of the Annuity Date, the then current annuity rates applicable to this class of contracts will provide a larger income than that guaranteed for the same form of annuity under the Contracts described herein, the larger amount will be paid.

       The  first  annuity   payment  for  each   Subaccount  is  determined  by
multiplying the amount of the Contract Value allocated to that Subaccount by the factor shown in the table for the option selected, divided by 1000.

       The dollar amount of Subaccount annuity payments after the first is determined as follows:

          (a) The dollar amount of the first annuity payment is divided by the value for the Subaccount Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity payment period, subject to any transfers.

          (b) The fixed number of Annuity Units is multiplied by the Annuity Unit value for the Valuation Period 14 days prior to the date of payment.

       The total dollar amount of each Variable Annuity payment is the sum of all Subaccount variable annuity payments less the pro-rata amount of the annual Administrative Charge.

Annuity Unit

       The value of an Annuity Unit for each Subaccount was arbitrarily set initially at $10. This was done when the first Fund shares were purchased. The Subaccount Annuity Unit value at the end of any subsequent Valuation Period is determined by multiplying the Subaccount Annuity Unit value for the immediately preceding Valuation Period by the quotient of (a) and (b) where:

     (a) is the net investment factor for the Valuation Period for which the Subaccount Annuity Unit value is being determined; and

     (b) is the assumed investment factor for such Valuation Period. The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed investment rate of 5%.

Net Investment Factor

       The net investment factor is used to determine how investment results of a Fund affect the Subaccount Annuity Unit value from one Valuation Period to the next. The net investment factor for each Subaccount for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

     (a)  is equal to:

          (i) the net asset value per share of the relevant Fund held in the Subaccount determined at the end of that Valuation Period; plus

         (ii) the per share amount of any dividend or capital gain distribution made by such Fund held in the Subaccount if the "ex-dividend" date occurs during that same Valuation Period; plus or minus

        (iii) a per share charge or credit, which is determined by the Company, for changes in tax reserves resulting from investment operations of the Subaccount.

     (b)  is equal to:

          (i) the net asset value per share of the relevant Fund held in the Subaccount determined as of the end of the prior Valuation Period; plus or minus

         (ii) the per share charge or credit for any change in tax reserves for the prior Valuation Period.

     (c)  is equal to:

          (i) the percentage factor representing the Mortality and Expense Risk Charge, plus

         (ii)  the  percentage  factor  representing  the  daily  Administrative
               Charge.

The net investment factor may be greater or less than the assumed investment factor; therefore, the Subaccount Annuity Unit value may increase or decrease from Valuation Period to Valuation Period.

Additional Provisions

       The Company may require proof of the age of the Annuitant before making any life annuity payment provided for by the Contract. If the age of the Annuitant has been misstated the Company will compute the amount payable based on the correct age. If annuity payments have begun, any underpayments that may have been made will be paid in full with the next annuity payment, including interest at the annual rate of 5%. Any overpayments, including interest at the annual rate of 5%, unless repaid to the Company in one sum, will be deducted from future annuity payments until the Company is repaid in full.

       If a Contract provision requires that a person be alive, the Company may require due proof that the person is alive before the Company acts under that provision.

       The Company will give the payee under an annuity payment option a settlement contract for the payment option.

       You may assign this Contract prior to the Annuity Date. A written request, dated and signed by you must be sent to our Administrative Office. A duly executed copy of any assignment must be filed with our Administrative Office. We are not responsible for the validity of any assignment.

                              FINANCIAL STATEMENTS

       The financial statements of the Company and the Variable Account included herein shall be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.

                           AIG LIFE INSURANCE COMPANY
                                 One Alico Plaza
                           Wilmington, Delaware 19899



                              INDIVIDUAL AND GROUP
                       SINGLE PREMIUM AND FLEXIBLE PREMIUM
                           VARIABLE ANNUITY CONTRACTS



                                    issued by


                               VARIABLE ACCOUNT I

                                       and

                           AIG LIFE INSURANCE COMPANY


     The Individual Deferred Variable Annuity Contracts (the "Individual Contracts") and Group Deferred Variable Annuity Contracts ("Group Contracts") (collectively, the "Contracts") described in this Prospectus provide for accumulation of Contract Values and payment of monthly annuity payments. The Contracts may be used in retirement plans which do not qualify for federal tax advantages ("Non-Qualified Contracts") or in connection with retirement plans which may qualify as Individual Retirement Annuities ("IRA") under Section 408 of the Internal Revenue Code of 1986, as amended (the "Code") or Section 403(b) of the Code ("403(b) Plans"). The Contracts will not be available in connection with retirement plans designed by AIG Life Insurance Company (the "Company") which qualify for the federal tax advantages available under Sections 401 and 457 of the Code. Purchasers intending to use the Contracts in connection with an IRA or 403(b) Plan should seek competent tax advice.


     Purchase payments for the Contracts will be allocated to a segregated investment account of the Company which account has been designated Variable Account I (the "Variable Account"). The Variable Account invests in shares of Alliance Variable Products Series Fund, Inc. (the "Fund"). The Fund has made available sixteen Portfolios: Money Market Portfolio; Short-Term Multi-Market Portfolio; Growth Portfolio; Growth and Income Portfolio; International
Portfolio; U.S. Government/High Grade Securities Portfolio; North American Government Income Portfolio; Global Dollar Government Portfolio; Utility Income Portfolio; Global Bond Portfolio; Premier Growth Portfolio; Total Return Portfolio; Conservative Investors Portfolio; Growth Investors Portfolio; Worldwide Privatization Portfolio; and Technology Portfolio. (See "Alliance Variable Products Series Fund, Inc. on Page __.) The Fund consists of other Portfolios which are not currently available for use by Variable Account I.


     This Prospectus concisely sets forth the information a prospective investor ought to know before investing. Additional information about the Contracts is contained in the "Statement of Additional Information" which is available at no charge. The Statement of Additional Information has been filed with the Securities and Exchange Commission and is hereby incorporated by reference. The Table of Contents of the Statement of Additional Information can be found on page of this Prospectus. For the Statement of Additional Information dated ___________ 1996, call or write AIG Life Insurance Company; Attention: Variable Products, One Alico Plaza, Wilmington, Delaware 19801, 1-800-340-2765.


INQUIRIES: Purchaser inquiries can be made by calling the service office at 1-800-255-8402.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR YOUR FUTURE REFERENCE.

     THE CONTRACTS OFFERED BY THIS PROSPECTUS ARE NOT AVAILABLE IN ALL STATES.


                                             Date of Prospectus: _________, 1996

                                 TABLE CONTENTS

                                                                          PAGE

Definitions...................................................................
Highlights....................................................................
Summary of Expenses...........................................................
Condensed Financial Information...............................................

         Calculation of Performance Data......................................
The Company...................................................................
The Variable Account..........................................................
The Fund......................................................................

         Money Market.........................................................
         Short-Term Multi-Market..............................................
         Growth...............................................................
         Growth and Income....................................................
         International........................................................
         U.S. Government/High Grade Securities................................
         North American Government Income Portfolio...........................
         Global Dollar Government Portfolio...................................
         Utility Income Portfolio.............................................
         Global Bond..........................................................
         Premier Growth.......................................................
         Total Return.........................................................
         Conservative Investors...............................................
         Growth Investors.....................................................
         Worldwide Privatization..............................................
         Technology...........................................................
         Voting Rights........................................................
         Substitution of Shares...............................................
         Allocation of Purchase Payment to Sub-accounts.......................
         Transfer of Contract Values..........................................
         Dollar Cost Averaging................................................

Charges and Deductions........................................................
         Deduction for Premium and Other Taxes................................
         Deduction for Mortality and Expense Risk Charge......................
         Deduction for Deferred Sales Charge..................................
         Deduction for Administrative Charge..................................
         Deduction for Income Taxes...........................................
         Other Expenses.......................................................

Administration of the Contracts...............................................
Rights under the Contracts....................................................
Annuity Period................................................................

         Annuity Benefits.....................................................
         Annuity Date.........................................................
         Annuity Options......................................................
         Annuity Payments.....................................................

                                                                          PAGE

Death Benefit.................................................................
         Death Benefit........................................................
         Death of the Purchaser...............................................

Purchasing a Contract.........................................................
         Application..........................................................
         Purchase Payments....................................................
         Discount Purchase Programs...........................................
         Distributor..........................................................

Contract Value................................................................
Withdrawals...................................................................

         Partial Withdrawal...................................................
         Total Withdrawal.....................................................
         Systematic Withdrawal Program........................................
         Payment of Withdrawals...............................................

Taxes.........................................................................
         Introduction.........................................................
         Company Tax Status...................................................
         Taxation of Annuities In General.....................................
         Diversification Standards............................................
         Qualified Plans......................................................
         Individual Retirement Annuities......................................
         403(b) Plans.........................................................

Appendix - General Account Option.............................................
Table of Contents of the Statement of Additional Information..................

                                   DEFINITIONS

Accumulation Period - The period prior to the Annuity Date.

Accumulation Unit - Accounting unit of measure used to calculate the Contract Value prior to the Annuity Date.

Age - Age means age last birthday.

Annuitant - The person upon whose continuation of life any annuity payment involving life contingencies depends. The Annuitant is named in the application.

Annuity Date - The date at which annuity payments are to begin.

Annuity Unit - Accounting unit of measure used to calculate variable annuity payments.

Beneficiary - The person or persons named in the application who will receive any benefit upon the death of the Owner (or Annuitant as applicable) prior to the Annuity Date.

Contingent Owner - The Contingent Owner, if any, must be the spouse of the Purchaser as named in the application, unless changed.

Contract Anniversary - The same month and date as the Date of Issue in each subsequent year of the Contract or Certificate.

Contract Value - The value of all amounts accumulated under the Contract or Certificate.

Contract Year - Any period of twelve (12) months commencing with the Date of Issue and each Contract or Certificate Anniversary thereafter.

Date of Issue - The date when the initial purchase payment was invested.

Deferred Sales Charge - The sales charge that may be applied against amounts withdrawn prior to the Annuity Date if withdrawal is within six years of a purchase payment.

General Account - All of the Company's assets other than the assets of the Variable Account and any other separate accounts of the Company.

Office - The Annuity Service Office of the Company: c/o Delaware Valley Financial Services, Inc., 300 Berwyn Park, P.O. Box 3031, Berwyn, Pennsylvania 19312-0031.

Owner - The person designated as contract owner or certificate owner in the application, unless changed.


Premium Year - any period of 12 months commencing with the date a Purchase Payment is made and ending on the same date in each succeeding 12 month period thereafter.


Valuation Date - Each day that the New York Stock Exchange is open for trading.

Valuation Period - The period commencing as of the close of the New York Stock Exchange (presently 4 P.M., New York time) on each Valuation Date and ending as of the close of the New York Stock Exchange on the next succeeding Valuation Date.

Variable Account - A separate investment account of the Company, designated Variable Account I, into which purchase payments will be allocated.

                                   HIGHLIGHTS

Purchase payments for the Individual Contracts or Group Contracts (collectively, the "Contracts") will be allocated to a segregated investment account of the Company which account has been designated Variable Account I (the "Variable Account"). The Variable Account invests in shares of the Fund. (See Alliance
Variable Product Series Fund, Inc." on page    .)


The Contracts provide that in the event that an Owner withdraws all or a portion of the Contract Value within the first six contract years there may be assessed a Deferred Sales Charge. The Deferred Sales Charge is based on a table of charges, of which the maximum charge is currently 6% of premium to which the charge is applicable for flexible premium contracts, and 6% of the Contract Value for single premium Contracts, subject to a maximum of 8.5% of purchase payments. (See "Charges and Deductions - Deduction for Deferred Sales Charge" on
page    .)


Any premium or other taxes levied by any governmental entity with respect to the Contracts will be charged against the purchase payments or Contract Value. Premium taxes currently imposed by certain states on the Contracts range from 0% to 3.5%. The Company will also deduct from any amount payable under the Contracts any income taxes a governmental authority requires the Company to withhold with respect to that amount. (See "Charges and Deductions-Deduction for
Premium and Other Taxes" on page    .)

The Company deducts from the Contract Value and/or the Variable Account any Federal income taxes resulting from the operation of the Variable Account. The Company does not currently anticipate incurring any income taxes. (See "Charges
and Deductions - Deduction for Income Taxes" on page    .)

The Company deducts for each Valuation Period a Mortality and Expense Risk Charge which is equal on an annual basis to 1.25% of the average daily net asset value of the Variable Account. (See "Charges and Deductions - Deduction for
Mortality and Expense Risk Charge" on page    .)

The Company deducts for each Valuation Period an Administrative Charge which is equal on an annual basis to 0.15% of the average daily net asset value of the Variable Account. In addition, the Company deducts an annual Administrative Charge which is currently $30 per year, from the Contract Value. The Administrative Charges are designed to reimburse the Company for administrative expenses relating to maintenance of the Contract and the Variable Account. The Company may increase the annual Administrative Charge to an amount not to exceed $100 per year. (See "Charges and Deductions - Deduction for Administrative
Charge" on page    .)

There are deductions and expenses paid out of the assets of the Fund which are described in the accompanying Prospectus for the Fund.

There is a 10% tax penalty applied to the income portion of any premature distribution from the Contracts. However, the penalty is not imposed on certain distributions including but not limited to amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Annuitant (or Owner, as applicable); (c) if the taxpayer is totally disabled; (d) in a series of substantially equal periodic payments made for the life of the taxpayer or for the joint lives of the taxpayer and his beneficiary; (e) under an immediate annuity; (f) which are allocable to purchase payments made prior to August 14, 1982; (g) under a qualified funding asset (as defined in Code Section 130(d)); or (h) that are purchased by an employer upon termination of certain types of qualified plans and which are held by the employer until the employee separates from service. Withdrawals are deemed to be on a last-in-first-out basis. (See
"Taxes - Taxation of Annuities in General" on page    )

The Owner may return the Contract within twenty (20) days (the "Free Look Period") after it is received by delivering or mailing it to the Company's Office. The return of the Contract by mail will be effective when the postmark is affixed to a properly addressed and postage prepaid envelope. The Company will refund the Contract Value. In the case of Contracts issued in connection with an IRA the Company will refund the greater of the purchase payment, less any withdrawals, or the Contract Value. However, if the laws of a state require that the Company refund, during the Free Look Period, an amount equal to the purchase payment paid less any withdrawals, the Company will refund such an amount.

                               SUMMARY OF EXPENSES

Contract Owner Transaction Expenses

                                                                                                                    All Sub-Accounts

Sales Load Imposed on Purchases                                                                                                 None


    Deferred Sales Charge (as a percentage of amount surrendered):

         Single Premium Contracts                    Flexible Premium Contracts
         ------------------------                    --------------------------

             Contract Year 1                              Premium Year 1                                                          6%
             Contract Year 2                              Premium Year 2                                                          5%
             Contract Year 3                              Premium Year 3                                                          4%
             Contract Year 4                              Premium Year 4                                                          3%
             Contract Year 5                              Premium Year 5                                                          2%
             Contract Year 6                              Premium Year 6                                                          1%
             Contract Year 7 and thereafter               Premium Year 7 and thereafter                                         None


Exchange Fee Currently:

         First 12 Per Contract Year                                                                                             None
         Thereafter                                                                                                             $ 10

Annual Contract Fee                                                                                                             $ 30

Separate Account Expenses
(as a percentage of average account value)

         Mortality and Expense Risk Fees                                                                                       1.25%
         Account Fees and Expenses                                                                                             0.15%

Total Separate Account Annual Expenses                                                                                         1.40%

                                                                                       SHORT
ALLIANCE                          PREMIER                    GROWTH &                  TERM            ALL
                                  GROWTH                     INCOME                   MULTI-MK         OTHERS
Fund Annual Exp
  After Exp. Reimb
         Management Fees            0.55                      0.62                      0.50            0.00
         Other Expenses             0.40                      0.28                      0.44            0.95
                                    ----                      ----                      ----            ----
Total                               0.95                      0.90                      0.94            0.95


Expenses on a hypothetical $1,000 policy, assuming 5% growth:

If you Surrender:
         1 Year                     80                        79                        80                80
         3 Year                    114                       113                       114               114
         5 Year                    150                       147                       149               150
         10 Years                  276                       271                       275               276

If you Annuitize:
         1 Year                     25                        24                        24                25
         3 Year                     75                        74                        75                75
         5 Year                    129                       127                       129               129
         10 Years                  276                       271                       275               276

If you do not Surrender:
         1 Year                     25                        24                        24                25
         3 Year                     75                        74                        75                75
         5 Year                    129                       127                       129               129
         10 Years                  276                       271                       275               276


     The purpose of the table set forth above is to assist the Purchaser in understanding the various costs and expenses that a Owner will bear directly or indirectly. The table reflects expenses of the Variable Account as well as the Fund. (See "Charges and Deductions" on page of this Prospectus and "Management of the Fund" in the Fund Prospectus.)

     Any premium or other taxes levied by any governmental entity with respect to the Contracts will be charged against the purchase payments or Contract Value based on a percentage of premiums paid. Premium taxes currently imposed by certain states on the Contracts range from 0% to 3.5% of premiums paid. (See
"Charges and Deductions - Deduction for Premium and Other Taxes" on page    .)

     "Other Expenses" are based upon the expenses outlined under the section entitled "Management of the Fund" in the Fund Prospectus.

     *Fund operating expenses for each Series before reimbursement by the Fund's investment adviser were estimated to be 4.46% for the Money Market; .99% for the Short-Term Multi-Market; .91% for the Growth and Income; 4.19% for the Growth; 7.26% for the International; 3.73% for the U.S. Government/High Grade Securities; 2.05% for the Global Bond; 4.43% for the North American Government Income; 15.00% for the Global Dollar Government; 15.98% for the Utility Income; 1.40% for the Premier Growth; 19.49% for the Total Return; 20.35% for the Conservative Investors; 41.62% for the Growth Investors; 18.47% for the Worldwide Privatization and 2.55% for the Technology Portfolios, of the average daily net assets.

     In the event that an Owner withdraws all or a portion of the Contract Value in excess of the Free Withdrawal Amount for the first withdrawal in a Contract Year, or makes subsequent withdrawals in a Contract Year, a Deferred Sales Charge may be imposed. The Free Withdrawal Amount is equal to 10% of the Purchase Payment paid, less any prior withdrawals at the time of withdrawal. (See "Charges and Deductions - Deduction for Deferred Sales Charge" on page .)

     THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

                         CONDENSED FINANCIAL INFORMATION

                            ACCUMULATION UNIT VALUES*

                                                 1995                   1994                      1993                      1992
                                                 ----                   ----                      ----                      ----
MONEY MARKET
    Accumulation Unit Value
         Beginning of Period                                           10.08                     10.00                       N/A
         End of Period                                                 10.26                     10.08                       N/A
    Accum Units o/s @ end of period                               431,319.86                  8,487.20                       N/A

GROWTH
    Accumulation Unit Value
         Beginning of Period                                           10.00                       N/A                       N/A
         End of Period                                                 10.48                       N/A                       N/A
    Accum Units o/s @ end of period                               467,688.06                       N/A                       N/A

GROWTH & INCOME
    Accumulation Unit Value
         Beginning of Period                                           11.88                     10.78                     10.00
         End of Period                                                 11.67                     11.88                     10.78
    Accum Units o/s @ end of period                               438,680.32                 28,041.82                    800.00

INTERNATIONAL
    Accumulation Unit Value
         Beginning of Period                                           10.17                     10.00                       N/A
         End of Period                                                 10.71                     10.17                       N/A
    Accum Units o/s @ end of period                               447,407.41                 21,717.14                       N/A

SHORT-TERM MULTI-MARKET
    Accumulation Unit Value
         Beginning of Period                                           10.29                      9.79                     10.00
         End of Period                                                  9.49                     10.29                      9.79
    Accum Units o/s @ end of period                                95,717.60                 14,511.57                  5,161.58

GLOBAL BOND
    Accumulation Unit Value
         Beginning of Period                                           11.00                      9.96                     10.00
         End of Period                                                 10.28                     11.00                      9.96
    Accum Units o/s @ end of period                                85,875.16                 18,846.45                  5,444.00

                                                 1995                   1994                      1993                      1992
                                                 ----                   ----                      ----                      ----
US GOVERNMENT HIGH GRADE
    Accumulation Unit Value
         Beginning of Period                                            9.95                     10.00                       N/A
         End of Period                                                  9.42                      9.95                       N/A
    Accum Units o/s @ end of period                               320,574.64                 41,210.45                       N/A

NORTH AMERICAN GOVERNMENT INCOME
    Accumulation Unit Value
         Beginning of Period                                           10.00                       N/A                       N/A
         End of Period                                                  8.70                       N/A                       N/A
    Accum Units o/s @ end of period                               340,817.36                       N/A                       N/A

UTILITY INCOME
    Accumulation Unit Value
         Beginning of Period                                           10.00                       N/A                       N/A
         End of Period                                                  9.87                       N/A                       N/A
    Accum Units o/s @ end of period                               111,604.02                       N/A                       N/A

GLOBAL DOLLAR GOVERNMENT
    Accumulation Unit Value
         Beginning of Period                                           10.00                       N/A                       N/A
         End of Period                                                  9.74                       N/A                       N/A
    Accum Units o/s @ end of period                                69,320.82                       N/A                       N/A

PREMIER GROWTH
    Accumulation Unit Value
         Beginning of Period                                           11.13                     10.00                     10.00
         End of Period                                                 10.15                     11.13                     10.00
    Accum Units o/s @ end of period                               223,550.22                 35,271.53                   2081.43

TOTAL RETURN
    Accumulation Unit Value
         Beginning of Period                                           10.00                       N/A                       N/A
         End of Period                                                  9.65                       N/A                       N/A
    Accum Units o/s @ end of period                                34,684.53                       N/A                       N/A

CONSERVATIVE INVESTORS
    Accumulation Unit Value
         Beginning of Period                                           10.00                       N/A                       N/A
         End of Period                                                 10.02                       N/A                       N/A
    Accum Units o/s @ end of period                                62,868.02                       N/A                       N/A

GROWTH INVESTORS
    Accumulation Unit Value
         Beginning of Period                                           10.00                       N/A                       N/A
         End of Period                                                  9.81                       N/A                       N/A
    Accum Units o/s @ end of period                                29,492.78                       N/A                       N/A

                                                 1995                   1994                      1993                      1992
                                                 ----                   ----                      ----                      ----
WORLDWIDE PRIVATIZATION
    Accumulation Unit Value
         Beginning of Period                                           10.00                       N/A                       N/A
         End of Period                                                 10.05                       N/A                       N/A
    Accum Units o/s @ end of period                               105,674.08                       N/A                       N/A

TECHNOLOGY
    Accumulation Unit Value
         Beginning of Period                                                                       N/A                       N/A
         End of Period                                                                             N/A                       N/A
    Accum Units o/s @ end of period                                                                N/A                       N/A

TECHNOLOGY

  *Funds were first invested in the Portfolios as listed below:

     Premier Growth Portfolio                                  December 7, 1992
     Growth & Income Portfolio                                 April 17, 1992
     Short-Term Multi-Market Portfolio                         June 25, 1992
     Global Bond Portfolio                                     May 10, 1993
     Money Market Portfolio                                    May 13, 1993
     International Portfolio                                   June 1, 1993
     U.S. Government/High Yield Securities Portfolio           June 14, 1993
     North American Government Income Portfolio                April 11, 1994
     Global Dollar Government Portfolio                        April 20, 1994
     Utility Income Portfolio                                  April 20, 1994
     Conservative Investors Portfolio                          August 24, 1994
     Growth Investors Portfolio                                August 16, 1994
     Growth Portfolio                                          August 16, 1994
     Total Return Portfolio                                    August 26, 1994
     Worldwide Privatization Portfolio                         August 16, 1994
     Technology Portfolio                                      January 2, 1996


Calculation of Performance Data

     The Company may, from time to time, advertise certain performance related information concerning one or more of the Sub-accounts, including information as to total return and yield. Performance information about a Sub-account is based on the Sub-account's past performance only and is not intended as an indication of future performance.

     When the Company advertises the average annual total return of a Sub-account, it will usually be calculated for one, five, and ten year periods or, where a Sub-account has been in existence for a period less than one, five or ten years, for such lesser period. Average annual total return is measured by comparing the value of the investment in a Sub-account at the beginning of the relevant period to the value of the investment at the end of the period (assuming the deduction of any Deferred Sales Charge which would be payable if the account were redeemed at the end of the period) and calculating the average annual compounded rate of return necessary to produce the value of the investment at the end of the period. The Company may simultaneously present returns that do not assume a surrender and, therefore, do not deduct the Deferred Sales Charge.

     When the Company advertises the yield of a Sub-account it will be calculated based upon a 30-day period ended on the date of the most recent balance sheet of the Company included in its registration statement. The yield is determined by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per unit on the last day of the period.

     When the Company advertises the performance of the Money Market Sub-account it may advertise in addition to the total return either the yield or the effective yield. The yield of the Money Market Sub-account refers to the income generated by an investment in that Sub-account over a seven-day period. The income is then annualized (i.e., the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment). The effective yield is calculated similarly but when annualized the income earned by an investment in the Money Market Sub-account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment during a 52-week period.

     Total  return at the  Variable  Account  level is reduced  by all  contract charges: sales charges, mortality and expense risk charges, and the administrative charges, and is therefore lower than the total return at the Fund level, which has no comparable charges. Likewise, yield and effective yield at the Variable Account level take into account all recurring charges (except sales charges), and are therefore lower than the yield and effective yield at the Fund level, which has no comparable charges.


     Performance information for a Sub-account may be compared to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, indices measuring corporate bond and government security prices as prepared by Lehman Brothers, Inc. and Salomon Brothers or other indices measuring performance of a pertinent group of securities so that investors may compare a Sub-account's results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other ratings services, companies, publications, or persons who rank separate accounts or other investment products on overall performance or other criteria;
(iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract; and (iv) indices or averages of alternative financial products available to prospective investors, including the Bank Rate Monitor which monitors average returns of various bank instruments.


Financial Data

     Financial Statements of the Company and the Variable Account may be found in the Statement of Additional Information.

                                   THE COMPANY

     The Company is a stock life insurance company which is organized under the laws of the State of Delaware. The Company provides a full range of life insurance and annuity plans. The Company is a subsidiary of American International Group, Inc., which serves as the holding company for a number of companies engaged in the international insurance business, both life and general, in over 130 countries and jurisdictions around the world.



                              THE VARIABLE ACCOUNT


     The Board of Directors of the Company adopted a resolution to establish the Variable Account pursuant to Delaware insurance law. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940.


     The assets of the Variable Account are the property of the Company. However, the assets of the Variable Account, equal to the reserves and other contract liabilities with respect to the Variable Account, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains and losses, whether or not realized, are, in accordance with the Contracts, credited to or charged against the Variable Account without regard to other income, gains or losses of the Company. The Company's obligations arising under the Contracts are general corporate obligations of the Company. The Variable Account may be subject to liabilities arising from Sub-accounts whose assets are attributable to other variable annuity contracts offered by the Variable Account which are not described in this Prospectus.

     The Variable Account is divided into Sub-accounts, with the assets of each Sub-account invested in one Series of the Fund. The Company may, from time to time, add additional series to the Fund, and, when appropriate, additional mutual funds to act as the funding vehicles for the Contracts.


                                    THE FUND

     Alliance Variable Products Series Fund, Inc., (the "Fund") will act as the funding vehicle for the Contracts offered hereby. The Fund is managed by Alliance Capital Management L.P., (the "Investment Manager"). The Fund is an open-end, diversified management investment company, which is intended to meet differing investment objectives. The Fund has made available the following
Portfolios: Money Market Portfolio; Short-Term Multi-Market Portfolio; Growth Portfolio; Growth and Income Portfolio; International Portfolio; U.S. Government/High Grade Securities Portfolio; Global Bond Portfolio; North American Government Income Portfolio; Global Dollar Government Portfolio; Utility Income Portfolio; Premier Growth Portfolio; Total Return Portfolio; Conservative Investors Portfolio; Growth Investors Portfolio; Worldwide Privatization Portfolio; and Technology Portfolio. The fund includes other portfolios which are not available for use by the Variable Account. The
Investment  Manager has entered into a  sub-advisory  agreement  with AIG Global
Investors, Inc. (the "Sub-Adviser"), a subsidiary of American International Group, Inc. and an affiliate of the Company, to provide investment advice for the Global Bond Portfolio. A summary of investment objectives is contained in the description of the Fund below. More detailed information including the investment advisory fee and other charges assessed by the Fund, may be found in the current Prospectus for the Fund which contains a discussion of the risks involved in investing in the Fund. The Prospectus for the Fund is included with this Prospectus. Additional Prospectuses and the Statement of Additional Information can be obtained by calling the number on the cover page of this Prospectus. Please read both Prospectuses carefully before investing.

     The investment objectives of the are as follows:

Money Market Portfolio

     This Portfolio seeks safety of principal, maintenance of liquidity and maximum current income by investing in a broadly diversified portfolio of money market securities.

Short-Term Multi-Market Portfolio

     This Portfolio seeks the highest level of current income, consistent with what the Investment Manager considers to be prudent investment risk that is available from a portfolio of high-quality debt securities having remaining maturities of not more than three years.

Growth Portfolio

     This Portfolio seeks growth of capital rather than current income. In pursuing its investment objective, the Growth Portfolio will employ aggressive investment policies. Since investments will be made based upon their potential for capital appreciation, current income will be incidental to the objective of capital growth. Because of the risks involved in any investment, the selection of securities on the basis of their appreciation possibilities cannot ensure against possible loss in value. Moreover, to the extent the Portfolio seeks to achieve its objective through such aggressive investment policies, the risk of loss increases. The Portfolio is therefore not intended for investors whose principal objective is assured income or preservation of capital.

Growth and Income Portfolio

     This Portfolio seeks to balance the objectives of reasonable current income and reasonable opportunities for appreciation through investments primarily in dividend-paying common stocks of good quality.

International Portfolio

     This Portfolio seeks to obtain a total return on its assets from long-term growth of capital and from income principally through a broad portfolio of marketable securities of established non-United States companies (or United States companies having their principal activities and interests outside the United States), companies participating in foreign economies with prospects for growth, and foreign government securities.

North American Government Income Portfolio

     This Portfolio seeks the highest level of current income, consistent with what the adviser considers to be prudent investment risk, that is available from a portfolio of debt securities issued or guaranteed by the governments of the United States, Canada and Mexico, their political subdivisions (including Canadian Provinces but excluding the States of the United States), agencies, instrumentalities or authorities. The Portfolio seeks high current yields by investing in government securities denominated in local currency and U.S. Dollars. Normally, the Portfolio expects to maintain at least 25% of its assets in securities denominated in the U.S. Dollar.

Global Dollar Government Portfolio

     This portfolio seeks a high level of current income through investing substantially all of its assets in U.S. and non-U.S. fixed income securities denominated only in U.S. Dollars. As a secondary objective, the Portfolio seeks capital appreciation. Substantially all of the Portfolio's assets will be invested in high yield, high risk securities that are low-rated (i.e., below investment grade), or of comparable quality and unrated, and that are considered to be predominately speculative as regards the issuer's capacity to pay interest and repay principal.

Utility Income Portfolio

     This Portfolio seeks current income and capital appreciation by investing primarily in the equity and fixed-income securities of companies int he "utilities industry." The Portfolio's investment objective and policies are designed to take advantage of the characteristics and historical performance of securities of utilities companies. The utilities industry consists of companies engaged in the manufacture, production, generation, provision, transmission, sale and distribution of gas, electric energy, and communications equipment and services, and in the provision of other utility or utility-related goods and services.

U.S. Government/High Grade Securities Portfolio

     This Portfolio seeks a high level of current income consistent with preservation of capital by investing principally in a portfolio of U.S. Government Securities, and other high grade debt securities.

Global Bond Portfolio

     This Portfolio seeks to provide the highest level of current income consistent with what the Fund's Adviser and Sub-Adviser consider to be prudent investment risk that is available from a multi- currency portfolio of high quality debt securities of varying maturities.

Premier Growth Portfolio

     This Portfolio seeks growth of capital rather than current income. In pursuing its investment objective, the Premier Growth Portfolio will employ aggressive investment policies. Since investments will be made based on their potential for capital appreciation, current income will be incidental to the objective of capital growth. The Portfolio is not intended for investors whose principal objective is assured income or preservation of capital.

Total Return Portfolio

     This Portfolio seeks to achieve a high return through a combination of current income and capital appreciation by investing in a diversified portfolio of common and preferred stocks, senior corporate debt securities, and U.S. Government and Agency obligations, bonds and senior debt securities.

Conservative Investors Portfolio

     This Portfolio seeks the highest total return without, in the view of the Fund's Adviser, undue risk to principal by investing in a diversified mix of publicly traded equity and fixed-income securities.

Growth Investors Portfolio

     This Portfolio seeks the highest total return consistent with what the Fund's Adviser considers to be reasonable risk by investing in a diversified mix of publicly traded equity and fixed-income securities.

Worldwide Privatization Portfolio

     This Portfolio seeks long-term capital appreciation by investing principally in equity securities issued by enterprises that are undergoing, or have undergone, privatization. The balance of the Portfolio's investment portfolio will include equity securities of companies that are believed by the Fund's Adviser to be beneficiaries of the privatization process.

Technology Portfolio

     This Portfolio seeks growth of capital through investment in companies expected to benefit from advances in technology. The Technology Portfolio invests principally in a diversified portfolio of securities of companies which use technology extensively in the development of new or improved products or processes.

     There is no assurance that the investment objectives of the Portfolios will be met.

Voting Rights

     The Fund does not hold regular meetings of shareholders. The Directors of the Fund may call Special Meetings of Shareholders for action by shareholder vote as may be required by the Investment Company Act of 1940 or the Articles of Incorporation of the Fund. In accordance with its view of present applicable law, the Company will vote the shares of the Fund held in the Variable Account at special meetings of the shareholders of the Fund in accordance with instructions received from persons having the voting interest in the Variable Account. The Company will vote shares for which it has not received instructions from Owners and those shares which it owns in the same proportion as it votes shares for which it has received instructions from Owners.

     The number of shares which a person has a right to vote will be determined as of a date to be chosen by the Company not more than sixty (60) days prior to the meeting of the Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to such meeting. The person having such voting rights will be the Owner before the Annuity Date or the death of the Annuitant (or Owner, as applicable), and thereafter, the payee entitled to receive payments under the Contract. During the Annuity Period, voting rights attributable to a Contract will generally decrease as the Contract Value attributable to an Annuitant decreases.

     The voting rights relate only to amounts invested in the Variable Account. There are no voting rights with respect to funds invested in the General Account.

     Shares of the Fund are sold only to separate accounts of life insurance companies. The shares of the Fund will be sold to separate accounts of the Company and its affiliate, American International Life Assurance Company of New York, as well as to separate accounts of other affiliated or unaffiliated life insurance companies to fund variable annuity contracts and/or variable life insurance policies. It is conceivable that, in the future, it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Fund simultaneously. Although neither the Company nor the Fund currently foresees any such disadvantages, either to variable life insurance policyowners or to variable annuity Owners, the Fund's Board of Directors will monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If a material irreconcilable conflict were to occur, the relevant participating life insurance companies will take whatever steps are necessary, at their expense, to remedy or eliminate the irreconcilable material conflict. If such a conflict were to occur, one or more insurance company separate accounts might withdraw its investments in the Fund. This might force the Fund to sell securities at disadvantageous prices.

Substitution Of Shares

     If the shares of the Fund (or any Series within the Fund) should no longer be available for investment by the Variable Account or if, in the judgment of the Company, further investment in such shares should become inappropriate in view of the purpose of the Contracts, the Company may substitute shares of another mutual fund (or Series within the Fund) for Fund shares already purchased or to be purchased in the future by purchase payments under the Contracts. No substitution of securities may take place without any required prior approval of the Securities and Exchange Commission and under such requirements as it may impose.

Allocation Of Purchase Payments to Sub-accounts


     Initial purchase payments are allocated to the Sub-account(s) selected by the Owner in the application except that in those states which require the Company to deduct premium taxes upon receipt of a purchase payment the Company will deduct the premium tax prior to allocating the purchase payment to such Sub-account(s). The selection must specify a percentage for each Sub-account that is a whole number, and must be either 0% or a number equal to or greater than 10%. Subsequent purchase payments under flexible premium Contracts may be made at any time prior to the Annuity Date and will be allocated to the Sub-accounts selected by the Owner. If no selection is made, subsequent purchase payments will be allocated to the Sub-account(s) selected by the Owner according to the most recent selection request received at the Company's Office. At the time of the allocation the purchase payment is divided by the value of the Accumulation Unit for the particular Sub-account for the Valuation Period during which such allocation occurs to determine the number of Accumulation Units attributable to the purchase payment.

     The initial purchase payment under an IRA plan will be allocated to the Money Market Sub-account until the expiration of twenty (20) days from the day the Contract is mailed from the Company's office. Thereafter, the Contract Value shall be reallocated in accordance with instructions specified in the application. In the case of flexible premium Contracts, subsequent purchase payments will be directly allocated to the Sub-account(s) selected by the Owner according to the most recent selection request received at the Company's Office.

Transfer Of Contract Values

     Before the Annuity Date, the Owner may transfer, by written request or telephone authorization, Contract Values from one Sub-account to another Sub-account, subject to the following conditions:

     (a) the amount transferred from any Sub-account must be at least $1,000 (or the entire Sub-account value, if less);

     (b)  if  less  than  $1,000  would  remain  in the  Sub-account  after  the
          transfer,   the  Company  will  transfer  the  entire  amount  in  the
          Sub-account;

     (c) the Company may reject any more than twelve (12) transfer requests per Contract Year;

          and

     (d) The Company will deduct any transfer charge assessed on the transaction. The Company is currently not assessing a transfer fee for the first twelve (12) transfers per Contract Year. The Company is assessing a transfer fee of $10 per transfer thereafter. The Company may increase the transfer fee to an amount not to exceed $30 per transfer. The transfer fee will be deducted from either the
          Sub-account which is the source of the transfer or from the amount transferred if the entire value in the Sub-account is transferred. (See also "Appendix - General Account").

     Transfer by telephone is authorized by and described in the application for the Contract. The Company will undertake reasonable procedures to confirm that instructions communicated by telephone are genuine. All calls will be recorded. All transfers performed by telephone authorization will be confirmed in writing to the Contract Owner. The Company is not liable for any loss, cost, or expense for action on telephone instructions which are believed to be genuine in accordance with these procedures.

     After the Annuity Date, the payee of the annuity payments may transfer the Contract Value allocated to the Variable Account from one Sub-account to another Sub-account. However, the Company reserves the right to refuse any more than one transfer per month. The transfer fee is the same as before the Annuity Date. This transfer fee will be deducted from the next annuity payment after the transfer. If following the transfer, the units remaining in the Sub-account would generate a monthly payment of less than $100, then the Company may transfer the entire amount in the Sub-account.

     Once the transfer is effected, the Company will recompute the number of Annuity Units for each Sub-account. The number of Annuity Units for each Sub-account will remain the same for the remainder of the payment period unless the payee requests another change.

                             CHARGES AND DEDUCTIONS

     Various charges and deductions are made from Contract Values and the Variable Account. These charges and deductions are as follows:

Deduction for Premium and Other Taxes

     Any premium or other taxes levied by any governmental entity with respect to the Contracts will be charged against the purchase payments or Contract Value. Premium taxes currently imposed by certain states on the Contracts range from 0% to 3.5% of premiums paid. Some states assess premium taxes at the time purchase payments are made; others assess premium taxes at the time of annuitization. Premium taxes are subject to being changed or amended by state legislatures, administrative interpretations or judicial acts.

     The Company will also deduct from any amount payable under the Contracts any income taxes a governmental authority requires the Company to withhold with respect to that amount.

Deduction for Mortality and Expense Risk Charge

     The Company deducts for each Valuation Period a Mortality and Expense Risk Charge which is equal on an annual basis to 1.25% of the average daily net asset value of the Variable Account (consisting of approximately .90% for mortality risks and approximately .35% for expense risks). The mortality risks assumed by the Company arise from its contractual obligation to make annuity payments after the Annuity Date for the life of the Annuitant, to waive the Deferred Sales Charge in the event of the death of the Annuitant and to provide the death benefit prior to the Annuity Date. The expense risk assumed by the Company is that the costs of administering the Contracts and the Variable Account will exceed the amount received from any Administrative Charge.

     If the Mortality and Expense Risk Charge is insufficient to cover the actual costs, the loss will be borne by the Company. Conversely, if the amount deducted proves more than sufficient, the excess will be profit to the Company.

     The Mortality and Expense Risk Charge is guaranteed by the Company and cannot be increased.

     The Mortality and Expense Risk Charge is deducted during the Accumulation Period and after the Annuity Date.

     The Company currently offers annuity payment options that are based on a life contingency. (See "Annuity Period - Annuity Options" on page .) It is possible that in the future the Company may offer additional payment options which are not based on a life contingency. If this should occur and if a Owner should elect a payment option not based on a life contingency, the Mortality and Expense Risk Charge is still deducted but the Owner receives no benefit from it.

Deduction for Deferred Sales Charge


     In the  event  that an  Owner  makes a  withdrawal  in  excess  of the Free
Withdrawal Amount for the first withdrawal in a Contract Year, or makes subsequent withdrawals in a Contract Year, other than by way of the Systematic Withdrawal Program (See "Withdrawals-Systematic Withdrawal Program" on page _____), a Deferred Sales Charge may be imposed. The Free Withdrawal Amount for flexible premium Contracts is equal to 10% of the purchase payments paid, less any prior withdrawals at the time of withdrawal; however, the Deferred Sales Charge applies only to those purchase payments received within six (6) years of the date of surrender. (See, however, "Purchasing a Contract - Discount Purchase Programs" on page ____.) The Free Withdrawal Amount for a Single Premium Contract is equal to 10% of the Contract Value at the time of withdrawal.

     The Deferred Sales Charge will vary in amount depending upon the time which has elapsed since the date on which a purchase payment was made. In calculating the Deferred Sales Charge, Premium is allocated to the amount surrendered on a first-in, first out basis. The amount of any withdrawal which exceeds the Free Withdrawal Amount will be subject to the following charges:


                                                                                        Applicable Deferred
                                                                                            Sales Charge
         Single Premium Contracts                    Flexible Premium Contracts              Percentage
         ------------------------                    --------------------------              ----------
         Contract Year 1                             Premium Year 1                                6%
         Contract Year 2                             Premium Year 2                                5%
         Contract Year 3                             Premium Year 3                                4%
         Contract Year 4                             Premium Year 4                                3%
         Contract Year 5                             Premium Year 5                                2%
         Contract Year 6                             Premium Year 6                                1%
         Contract Year 7 and thereafter              Premium Year 7 and thereafter               None



     The aggregate Deferred Sales Charges paid with respect to a Contract shall not exceed 8.5% of the purchase payments for such Contract.

     The Deferred Sales Charge is intended to reimburse the Company for expenses incurred which are related to Contract sales. The Company does not expect the proceeds from the Deferred Sales Charge to cover all distribution costs. To the extent such charge is insufficient to cover all distribution costs, the Company may use any of its corporate assets, including potential profit which may arise from the Mortality and Expense Risk Charge, to make up any difference.

     Certain restrictions on surrenders are imposed on Contracts issued in connection with retirement plans which qualify under Code Section 403(b) (a "403(b) Plan"). (See "Taxes - 403(b) Plans" on page ___.)

Deduction for Administrative Charge

     The Company deducts for each Valuation Period a daily Administrative Charge which is equal on an annual basis to .15% of the average daily net asset value of the Variable Account. The Company also deducts an annual Administrative Charge which is currently $30 per year, from the Contract Value. The Company may increase the annual Administrative Charge to an amount not to exceed $100 per year. The Administrative Charges are designed to reimburse the Company for the costs it incurs relating to maintenance of the Contract and the Variable Account.

     The daily Administrative Charge is deducted during the Accumulation Period and after the Annuity Date.

     Prior to the Annuity Date, the annual Administrative Charge is deducted from the Contract Value on each Contract Anniversary. If the Annuity Date is a date other than a Contract Anniversary, the Company will also deduct a pro-rata portion of the annual Administrative Charge from the Contract Value for the fraction of the Contract Year preceding the Annuity Date.

     The annual Administrative Charge is also deducted in full on the date of any total withdrawal. The annual Administrative Charge will be deducted from each Sub-account of the Variable Account in the proportion that the value of each Sub-account attributable to the Contract bears to the total Contract Value.

     After the Annuity Date, the annual Administrative Charge is deducted on a pro-rata basis from each annuity payment and is guaranteed to remain at the same amount as at the Annuity Date.

Deduction for Income Taxes

     The Company deducts from the Contract Value and/or the Variable Account any Federal income taxes resulting from the operation of the Variable Account. The Company does not currently anticipate incurring any income taxes.

Other Expenses

     There are deductions from and expenses paid out of the assets of the Fund which are described in the accompanying Prospectus for the Fund.

                         ADMINISTRATION OF THE CONTRACTS

     While the Company has primary responsibility for all administration of the Contracts and the Variable Account, it has retained the services of Delaware Valley Financial Services, Inc. ("DVFS") pursuant to an administrative agreement. Such administrative services include issuance of the Contracts and maintenance of Owner's records. DVFS serves as the administrator to various insurance companies offering variable contracts.

                           RIGHTS UNDER THE CONTRACTS

     The Owner has all rights and may receive all benefits under the Contract. The Owner is named in the application. Ownership may be changed prior to the Annuity Date through the submission of written notification of the change to the Company on a form acceptable to the Company. On and after the Annuity Date, the Annuitant and Owner shall be one in the same person , unless otherwise provided for. In the case of Contracts issued in connection with an IRA, the Owner must be the Annuitant.

     The Owner's spouse is the only person eligible to be the Contingent Owner. (See "Death Benefit - Death of the Owner" on page .) Any new choice of Annuitant or Contingent Owner will automatically revoke any prior choices.

     The Owner may, except in the case of a Contract issued in connection with either an IRA or a 403(b) Plan, assign a Contract at any time before the Annuity Date and while the Annuitant is alive. A copy of any assignment must be filed with the Company. The Company is not responsible for the validity of any assignment. If the Contract is assigned, the rights of the Owner and those of any revocable Beneficiary will be subject to the assignment. An assignment will not affect any payments the Company may make or action it may take before it is recorded. Inasmuch as an assignment or change of ownership may be a taxable event, Owners should consult competent tax advisers should they wish to assign their Contracts.

     The Contract may be modified only with the consent of the Owner, except as may be required by applicable law.

                                 ANNUITY PERIOD

Annuity Benefits

     If the Annuitant and Owner are alive on the Annuity Date, the Company will begin making payments to the Annuitant under the annuity option or options the Owner has chosen.

     The Owner may choose or change an annuity payment option by making a written request at least thirty (30) days prior to the Annuity Date.

     The amount of the payments will be determined by applying the Contract Value on the Annuity Date. The amount of the annuity payments will depend on the age of the payee at the time the settlement contract is issued. At the Annuity Date the Contract Value in each Sub-account will be applied to the applicable annuity tables contained in the Contract. The amount of the Sub-account annuity payments are determined through a calculation described in the Section captioned "Annuity Provisions" in the Statement of Additional Information.

Annuity Date

     The Annuity Date for the Annuitant is:

          (a) the first day of the calendar month following the later of the Annuitant's 85th birthday or the 10th Contract Anniversary; or

          (b)  such earlier date as may be set by applicable law.

     The Owner may designate an earlier date in the application or may change the Annuity Date by making a written request at least thirty (30) days prior to the Annuity Date being changed. However, any Annuity Date must be:

          (a)  no later than the date defined in (a) above; and

          (b)  the first day of a calendar month.

Annuity Options

     The Owner may choose to receive annuity payments which are fixed, or which are based on the Variable Account, or a combination of the two. If the Owner elects annuity payments which are based on the Variable Account, the amount of the payments will be variable. The Owner may not transfer Contract Values between the General Account and the Variable Account after the Annuity Date, but may, subject to certain conditions, transfer Contract Values from one Sub-account to another Sub-account. (See "Alliance Variable Products Series
Fund, Inc. - Transfer of Contract Values" on page    .)

     If the Owner has not made any annuity payment option selection at the Annuity Date, the Contract Value will be applied to purchase Option 2 fixed basis annuity payments and Option 2 variable basis annuity payments, in proportion to the amount of Contract Value in the General Account and the Variable Account, respectively.

     The annuity payment options are:

     Option 1: Life Income. The Company will pay an annuity during the lifetime of the payee.

     Option 2: Life Income with 10 Years of Payments Guaranteed. The Company will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for less than 10 years:

     (a) payments will be continued during the remainder of the period to the successor payee;

     (b) the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this Option; or

     (c) the guaranteed period will not in the case of Contracts issued in connection with an IRA exceed the life expectancy of the Annuitant at the time the first payment is due.

     Option 3: Joint and Last Survivor Income. The Company will pay an annuity for as long as either the payee or a designated second person is alive. In the event that the Contract is issued in connection with an IRA, the payments in this Option will be made only to the Annuitant and the Annuitant's spouse.

     The annuity payment options are more fully explained in the Statement of Additional Information. The Company may also offer additional options at its own discretion.

Annuity Payments

     If the Contract Value applied to annuity payment options is less than $2,000, the Company has the right to pay the amount in a lump sum in lieu of annuity payments. The Company makes all other annuity payments monthly. However, if the total monthly annuity payment would be less than $100 the Company has the right to make payments semi-annually or annually.

     If fixed annuity payments are selected, the amount of each fixed payment is determined by multiplying the Contract Value allocated to purchase fixed annuity payments by the factor shown in the annuity table specified in the Contract for the option selected, divided by 1,000.

     If variable annuity payments are selected, the Annuitant receives the value of a fixed number of Annuity Units each month. The actual dollar amount of variable annuity payments is dependent upon: (i) the Contract Value at the time of annuitization; (ii) the annuity table specified in the Contract; (iii) the Annuity Option selected; (iv) the investment performance of the Sub-account selected; and (v) the pro-rata portion of the annual Administrative charge.

     The annuity tables contained in the Contract are based on a 5% assumed investment rate. If the actual net investment rate exceeds 5%, payments will increase. Conversely, if the actual rate is less than 5%, annuity payments will decrease.

                                  DEATH BENEFIT

Death Benefit

     If the Annuitant (or Owner, if applicable) dies before the Annuity Date, the Company will pay a death benefit equal to the greater of: (a) the purchase payments paid less withdrawals; (b) the Contract Value; or, (c) the greatest Contract Value at any sixth contract anniversary increment (i.e., sixth, twelfth, eighteenth, etc.) plus any additional purchase payment paid less any subsequent withdrawals.

     Before the Company will pay any death benefit, the Company will require due proof of death. The Company will determine the value of the death benefit as of the Valuation Period following receipt of due proof of death at the Company's Office. The Company will pay the death benefit to the Beneficiary in accordance with any applicable laws governing the payment of death proceeds.

     Payment of the death benefit may be made in one lump sum or applied under one of the annuity payment options. (See "Annuity Period - Annuity Options" on page .) The Owner may by written request elect that any death benefit of at least $2,000 be received by the Beneficiary under an annuity payment option. (See "Annuity Period - Annuity Options" on page .) If no payment option had been selected by the Owner, the Beneficiary has sixty (60) days in which to make a written request to elect either a lump sum payment or any annuity payment option. Any lump sum payment will be made within seven (7) days after the Company has received due proof of death and the written election of the Beneficiary, unless a delay of payments provision is in effect. (See Statement of Additional Information - "General Information - Delay of Payments.")

Death of the Owner

     If an Owner dies before the Annuity Date, the entire Contract Value must be distributed within five (5) years of the date of death, unless:

     (a) it is payable over the lifetime of a designated Beneficiary with distributions beginning within one (1) year of the date of death; or

     (b) the Contingent Owner, if any, continues the Contract in his or her own name.

     In the case of Contracts issued in connection with an IRA plan, the Beneficiary or Contingent Owner may elect to accelerate these payments. Any method of acceleration chosen must be approved by the Company.

     If the Owner dies after the Annuity Date, distribution will be as provided in the annuity payment option selected.

                              PURCHASING A CONTRACT

Application

     In order to acquire a Contract, an application provided by the Company must be completed and submitted to the Company's Office for acceptance. The Company must also receive the initial purchase payment. Upon acceptance, the Contract is issued to the Owner and the purchase payment is then credited to the Variable Account and converted into Accumulation Units, except in those states where the applicable premium tax is deducted from the purchase payment. (See "Alliance Variable Products Series Fund, Inc. - Allocation of Purchase Payment to Sub-accounts" on page .) If the application for a Contract is in good order, the Company will apply the purchase payment to the Variable Account and credit the Contract with Accumulation Units within two (2) business days of receipt. In addition to the underwriting requirements of the Company, good order means that the Company has received federal funds (monies credited to a bank's account with its regional Federal Reserve Bank). If the application for a Contract is not in good order, the Company will attempt to get it in good order within five (5) business days or the Company will return the application and the purchase payment, unless the prospective owner specifically consents to the Company's retaining them until the application is made complete.

Purchase Payments

     The minimum initial purchase payment is $5,000 for Non-Qualified Contracts and $2,000 for a Contract purchased in connection with an IRA or 403(b) Plan.


     Owners of flexible premium contracts may make additional purchase payments prior to the Annuity Date. The minimum additional purchase payment the Company will accept is $1,000. The Company reserves the right to refuse to accept any additional purchase payments.


Discount Purchase Programs

     Purchases made by officers, directors and employees of either the Company, an affiliate of the Company or any individual, firm or company that has executed the necessary agreements to sell the Contracts and members of each of their immediate families will not be subject to the Deferred Sales Charge. (See "Charges and Deductions - Deduction for Deferred Sales Charge" on page _____.) Such purchases include retirement accounts and must be for accounts in the name of the individual or qualifying family member.

Distributor

     AIG Equity Sales Corp. ("AESC"), formerly known as American International Fund Distributors, Inc., 80 Pine Street, New York, New York, acts as the distributor of the Contracts. AESC is a wholly-owned subsidiary of American International Group, Inc. and an affiliate of the Company.

     Commissions not to exceed 6% of purchase payments will be paid to entities which sell the Contracts. Additional payments may be made for other services not directly related to the sale of the Contracts, including the recruitment and training of personnel, production of promotional literature, and similar services.

     Under the Glass-Steagall Act and other laws, certain banking institutions may be prohibited from distributing variable annuity contracts. If a bank were prohibited from performing certain agency or administrative services and receiving fees from AESC, Owners who purchased Contracts through the bank would be permitted to retain their Contracts and alternate means for servicing those Owners would be sought. It is not expected, however, that Owners would suffer any loss of services or adverse financial consequences as a result of any of these occurrences.

                                 CONTRACT VALUE

     The Contract Value is the sum of the value of all Sub-account Accumulation Units attributable to the Contract and amounts contributed to a guarantee period of the General Account. (See "Appendix-General Account Option"). The value of an Accumulation Unit will vary from Valuation Period to Valuation Period. The value of an Accumulation Unit is determined at the end of the Valuation Period and reflects the investment earnings, or loss, and the deductions for the Valuation Period.

                                   WITHDRAWALS

Partial Withdrawal

     The Owner may partially withdraw Contract Value from the Contract prior to the Annuity Date. Any partial withdrawal is subject to the following conditions:

     (a)  the Company must receive a written request;

     (b)  the amount requested must be at least $500;

     (c)  any applicable Deferred Sales Charge will be deducted;

     (d) the amount withdrawn will be the sum of the amount requested and the amount of any applicable Deferred Sales Charge; and

     (e) the Company will deduct the amount requested plus any Deferred Sales Charge from each Sub-account of the Variable Account either as specified or in the proportion that the Sub-account bears to the total Contract Value.

Systematic Withdrawal Program

     During the Accumulation Period an Owner may at any time elect in writing to take systematic withdrawals from one or more of the Sub-accounts or from a guarantee period of the General Account (See "Appendix-General Account Option") for a period of time not to exceed 12 months. In order to initiate this program, the amount to be systematically withdrawn must be equal to or greater than $200 provided that the Contract Value is equal to or greater than $24,000 and the amount to be withdrawn does not exceed the Free Withdrawal Amount. Systematic withdrawals will be made without the imposition of the Deferred Sales Charge. Systematic withdrawals may occur monthly or quarterly.

     The systematic withdrawal program may be cancelled at any time by written request or automatically should the Contract Value fall below $1,000. In the event the systematic withdrawal program is cancelled, the Owner may not elect to participate in such program until the next Contract Anniversary.

     An Owner may change once per Contract Year the amount or frequency subject to be withdrawn on a systematic basis.

     The systematic withdrawal program is annually renewable, although the limitations set forth above shall continue to apply.

     The Free Withdrawal Amount (see "Charges and Deductions - Deduction for Deferred Sales Charge" on page ) and Dollar Cost Averaging (See Statement of Additional Information-"General Information- Transfers") are not available while a Owner is receiving systematic withdrawals. A Owner will be entitled to the Free Withdrawal Amount and Dollar Cost Averaging on and after the Contract Anniversary next following the termination of the systematic withdrawal program.

     Implementation of the systematic withdrawal program may subject a Owner to adverse tax consequences, including a 10% tax penalty tax. (See "Taxes -
Taxation of Annuities in General" on page ___ for a discussion of the tax consequences of withdrawals.)

Total Withdrawal

     The Owner may withdraw the entire Contract Value prior to the Annuity Date. A total withdrawal will cancel the Contract. The total withdrawal value is equal to the Contract Value next calculated after receipt of the written withdrawal request, less any applicable Deferred Sales Charge, less the annual Administrative Charge and less any applicable premium taxes, and, less any applicable charges assessed to amounts in the General Account. (See "Charges and
Deductions" on page    and "Appendix-General Account Option".)

Payment of Withdrawals

     Any Contract Values withdrawn will be sent to the Owner within seven (7) days of receipt of the written request, unless the Delay of Payments provision is in effect. (See Statement of Additional Information - "General Information - Delay of Payments.") (See "Taxes - Taxation of Annuities in General" on page for a discussion of the tax consequences of withdrawals.)

     The Company reserves the right to ensure that a Owner's check or other form of purchase payment has been cleared for payment prior to processing any withdrawal or redemption request occurring shortly after a purchase payment.

     Certain  restrictions  on  withdrawals  are imposed on Contracts  issued in
connection with 403(b) Plans. (See "Taxes - 403(b) Plans" on page    .)

                                      TAXES

Introduction

     The Contracts are designed to accumulate Contract Values with retirement plans which, except for IRAs and 403(b) Plans, are generally not tax-qualified plans ("Qualified Plans"). The ultimate effect of Federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefits to the Owner, Annuitant or Beneficiary depend on the Company's tax status and upon the tax and employment status of the individual concerned. Accordingly, each potential Owner should consult a competent tax adviser regarding the tax consequences of purchasing a Contract.

     The following discussion is general in nature and is not intended as tax advice. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion is based upon the Company's understanding of the Federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of the Federal income tax laws, the Treasury Regulations, or the current interpretations by the Internal Revenue Service (the "Service"). For a discussion of Federal income taxes as they relate to the Fund, please see the accompanying Prospectus for the Fund.

Company Tax Status

     The Company is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, as amended (the "Code"). Since the Variable Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the Contract Value. Under existing Federal income tax law, the Variable Account's investment income, including realized net capital gains, is not taxed to the Company. The Company reserves the right to make a deduction for taxes from the assets of the Variable Account should they be imposed with respect to such items in the future.

Taxation of Annuities in General - Non-Qualified Plans

     Code Section 72 governs the taxation of annuities. In general, a Owner is not taxed on increases in value under a Contract until some form of withdrawal or distribution is made under the Contract. However, under certain circumstances, the increase in value may be subject to tax currently. (See "Contracts Owned by Non-Natural Persons," and "Diversification Standards".)

     Withdrawals prior to the Annuity Date

          Code Section 72 provides that a total or partial withdrawal from a Contract prior to the Annuity Date will be treated as taxable income to the extent the amounts held under the Contract on the date of withdrawal exceed the "investment in the contract," as that term is defined under the Code. The "investment in the contract" can generally be described as the cost of the Contract. It generally constitutes the sum of all purchase payments made for the contract less any amounts received under the Contract that are excluded from gross income. The taxable portion is taxed as ordinary income. For purposes of this rule, a pledge or assignment of a Contract is treated as a payment received on account of a partial withdrawal of a Contract.

     Withdrawals on or after the Annuity Date

          Upon receipt of a lump sum payment or an annuity payment under the Contract, the recipient is taxed on the portion of the payment that exceeds the investment in the Contract. Ordinarily, the taxable portion of payments under the Contract will be taxed as ordinary income.

          For fixed annuity payments, the taxable portion of each payment is generally determined by using a formula known as the "exclusion ratio", which establishes the ratio that the investment in the Contract bears to the total expected amount of annuity payments for the term of the Contract. That ratio is then applied to each payment to determine the nontaxable portion of the payment. The remaining portion of each payment is taxed as ordinary income. For variable annuity payments, the taxable portion is determined by a formula which establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the Contract by the total number of expected periodic payments. The remaining portion of each payment is taxed as ordinary income.

          The Company is obligated to withhold Federal income taxes from certain payments unless the recipient elects otherwise. Prior to the first payment, the Company will notify the payee of the right to elect out of withholding and will furnish a form on which the election may be made. The payee must properly notify the Company of that election in advance of the payment in order to avoid withholding.

     Penalty Tax on Certain Withdrawals

          With respect to amounts withdrawn or distributed before the taxpayer reaches age 59 1/2, a 10% penalty tax is imposed upon the portion of such amount which is includable in gross income. However, the penalty tax will not apply to withdrawals: (i) made on or after the death of the Owner (or where the Owner is not an individual, the death of the "primary annuitant", who is defined as the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract); (ii) attributable to the taxpayer's becoming totally disabled within the meaning of Code Section 72(m)(7); (iii) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (iv) allocable to investment in the Contract before August 14, 1982; (v) under a qualified funding asset (as defined in Code Section 130(d)); (vi) under an immediate annuity contract; or (vii) that are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

          If the penalty tax does not apply to a withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year in which the modification occurs will be increased by an amount equal to the tax that would have been imposed but for item
     (iii) above as determined under Treasury Regulations, plus interest for the deferral period. The foregoing rule applies if the modification takes place: (a) before the close of the period which is five years from the date of the first payment and after the taxpayer attains age 59 1/2; or (b) before the taxpayer reaches age 59 1/2.

     Assignments

          Any assignment or pledge of the Contract as collateral for a loan may result in a taxable event and the excess of the Contract Value over purchase payments will be taxed to the assignor as ordinary income. Please consult your tax adviser prior to making an assignment of the Contract.

     Distribution-at-Death Rules

          In order to be treated as an annuity contract for Federal income tax purposes, a Contract must generally provide for the following two distribution rules: (i) if the Owner dies on or after the Annuity Date, and before the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as quickly as the method in effect on the Owner's death; and (ii) if a Owner dies before the Annuity Date, the entire interest must generally be distributed within five years after the date of death. To the extent such interest is payable to a designated Beneficiary, however, such interest may be annuitized over the life of that Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, so long as distributions commence within one year after the date of death. If the Beneficiary is the spouse of the Owner, the Contract may be continued unchanged in the name of the spouse as Owner.

          If the Owner is not an individual, the "primary annuitant" (as defined under the Code) is considered the Owner. In addition, when the Owner is not an individual, a change in the primary annuitant is treated as the death of the Owner.

     Gifts of Contracts

          Any transfer of a Contract prior to the Annuity Date for less than full and adequate consideration will generally trigger tax on the gain in the Contract. The transferee will receive a step-up in basis for the amount included in the transferor's income. This provision, however, does not apply to those transfers between spouses or incident to a divorce which are governed by Code Section 1041(a).

     Contracts Owned by Non-Natural Persons

          If the Contract is held by a non-natural person (for example, a corporation or trust) the Contract is generally not treated as an annuity contract for Federal income tax purposes, and the income on the Contract (generally the excess of the Contract Value over the purchase payments) is includable in income each year. The rule does not apply where the non-natural person is only the nominal owner such as a trust or other entity acting as an agent for a natural person. The rule also does not apply when the Contract is acquired by the estate of a decedent, when the Contract is held under certain qualified plans, when the Contract is a qualified funding asset for structured settlements, when the Contract is purchased on behalf of an employee upon termination of a qualified plan, and in the case of an immediate annuity.

     Section 1035 Exchanges

          Code Section 1035 provides that no gain or loss shall be recognized on the exchange of an annuity contract for another annuity contract. A replacement contract obtained in a tax-free exchange of contracts succeeds to the status of the surrendered contract. Special rules and procedures apply to Code Section 1035 transactions. Prospective owners wishing to take advantage of Code Section 1035 should consult their tax advisers.

     Multiple Contracts

          Annuity contracts that are issued by the same company (or affiliate) to the same Owner during any calendar year will be treated as one annuity contract in determining the amount includable in the taxpayer's gross income. Thus, any amount received under any such contract prior to the contract's annuity starting date will be taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts. The Treasury has broad regulatory authority to prevent avoidance of the purposes of this aggregation rule. It is possible that, under this authority, Treasury may apply this rule to amounts that are paid as annuities (on or after the starting date) under annuity contracts issued by the same company to the same Owner during any calendar year period. In this case, annuity payments could be fully taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts and regardless of whether any amount would otherwise have been excluded from income. Owners should consult a tax adviser before purchasing more than one Contract or other annuity contracts.

Diversification Standards

     To comply  with the  diversification  regulations  promulgated  under  Code
Section 817(h) (the "Diversification Regulations"), after a start-up period, each Sub-account is required to diversify its investments. The Diversification Regulations generally require that on the last day of each quarter of a calendar year no more than 55% of the value of the assets of a Sub-account is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. A "look-through" rule applies so that an investment in the Fund is not treated as one investment but is treated as an investment in a pro-rata portion of each underlying asset of the Fund. All securities of the same issuer are treated as a single investment. In the case of government securities, each Government agency or instrumentality is treated as a separate issuer.

     In connection with the issuance of the proposed and temporary version of the Diversification Regulations, Treasury announced that such regulations do not provide guidance concerning the extent to which Owners may direct their investments to particular divisions of a separate account. It is possible that if and when additional regulations or IRS pronouncements are issued, the Contract may need to be modified to comply with such rules. For these reasons, the Company reserves the right to modify the Contract, as necessary, to prevent the Owner from being considered the owner of the assets of the Variable Account.

     The Company intends to comply with the Diversification Regulations to assure that the Contracts continue to be treated as annuity contracts for Federal income tax purposes.

Qualified Plans

     The Contracts may be used to create an IRA. The Contracts are also available for use in connection with a previously established 403(b) Plan. No attempt is made herein to provide more than general information about the use of the Contracts with IRAs or 403(b) Plans. The information herein is not intended as tax advice. A prospective Owner considering use of the Contract to create an IRA or in connection with a 403(b) Plan should first consult a competent tax adviser with regard to the suitability of the Contract as an investment vehicle for their qualified plan.

     While the Contract will not be available in connection with retirement plans designed by the Company which qualify for the federal tax advantages available under Sections 401 and 457 of the Code, a Contract can be used as the investment medium for an individual Owner's separately qualified retirement plan. Under amendments to the Internal Revenue Code which became effective in 1993, distributions from a qualified plan (other than non-taxable distributions representing a return of capital, distributions meeting the minimum distribution requirement, distributions for the life or life expectancy of the recipient(s) or distributions that are made over a period of more than 10 years) are eligible for tax-free rollover within 60 days of the date of distribution, but are also subject to federal income tax withholding at a 20% rate unless paid directly to another qualified plan. If the recipient is unable to take full advantage of the tax-free rollover provisions, there may be taxable income, and the imposition of a 10% penalty if the recipient is under age 59 1/2. A prospective Owner considering use of the Contract in this manner should consult a competent tax adviser with regard to the suitability of the Contract for this purpose and for information concerning the provisions of the Code applicable to qualified plans.

Individual Retirement Annuities

     Section 408 of the Code permits eligible individuals to contribute to an IRA. Contracts issued in connection with an IRA are subject to limitations on eligibility, maximum contributions, and time of distribution. Distributions from certain retirement plans qualifying for federal tax advantages may be rolled over into an IRA. Sales of the Contracts for use with IRAs are subject to special requirements imposed by the Service, including the requirement that informational disclosure be given to each person desiring to establish an IRA. The IRAs offered by this Prospectus are not available in all states.

403(b) Plans

     Code Section 403(b)(11) imposes certain restrictions on a Owner's ability to make partial withdrawals from Code Section 403(b) Contracts, if attributable to purchase payments made under a salary reduction agreement. Specifically, Code
Section 403(b)(11) allows a Owner to make a surrender or partial withdrawal only
(a) when the employee attains age 59 1/2, separates from service, dies, or becomes disabled (as defined in the Code), or (b) in the case of hardship. In the case of hardship, only an amount equal to the purchase payments may be withdrawn. In addition, under Code Section 403(b) the employer must comply with certain non-discrimination requirements. Owners should consult their employers to determine whether the employer has complied with these rules. The 403(b) Plan offered by this Prospectus is not available in all states.

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

                                                                           Page

General Information............................................................
        The Company............................................................
        Independent Accountants................................................
        Legal Counsel..........................................................
        Distributor............................................................
        Calculation of Performance Related Information.........................
        Delay of Payments......................................................
        Transfers..............................................................

Method of Determining Contract Values..........................................
Annuity Provisions.............................................................
Annuity Benefits...............................................................

        Annuity Options........................................................
        Variable Annuity Payment Values........................................
        Annuity Unit...........................................................
        Net Investment Factor..................................................
        Additional Provisions..................................................

Financial Statements...........................................................

                                    APPENDIX

GENERAL ACCOUNT OPTION

     Under the General Account option, Contract Values are held in the Company's General Account. Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 nor is the General Account registered as an investment company under the Investment Company Act of 1940. The Company understands that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus relating to the General Account portion of the Contract. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. The General Account option is not available in all states.


     During the Accumulation Period the Owner may allocate amounts to the General Account. The General Account is an account maintained by us into which all of our assets have been allocated other than the assets of the Variable Account and any other separate accounts we maintain. The initial Purchase Payment will be invested in the General Account in accordance with the selection made by the Owner in the application. In the case of flexible premium contracts, additional Purchase Payments will be allocated to General Account in accordance with the selection made by the Owner in the application or the most recent selection received at the Company Office, unless otherwise specified by the Owner. If the Owner elects to withdrawal amounts from the General Account such withdrawal, except as otherwise provided in this Appendix, will be subject to the same conditions as imposed on withdrawals from the Variable Account. The Company reserves the right to delay any payment from the General Account for up to six (6) months from the date it receives such request at its Office.


INVESTMENTS IN THE GENERAL ACCOUNT


     An allocation of the initial Purchase Payment to a guarantee period must equal the greater of (a) or (b) where: (a) is a percentage that is a whole number, equal to or greater than 10% and (b) is a dollar amount which is equal to or greater than $3,000. Subsequent Purchase Payments under flexible premium Contracts allocated to a guarantee period must be equal to or greater than $3,000. Amounts invested in the General Account are credited with interest on a daily basis at the then applicable effective guarantee rate. The effective guarantee rate is that rate in effect when the Owner allocates or transfers amounts to the General Account. If the Owner has allocated or transferred amounts at different times to the General Account, each allocation or transfer may have a unique effect guarantee rate and guarantee period associated with that amount. We guarantee that the effective guarantee rate will not be changed more than once per year and will not be less than 3%.


GENERAL ACCOUNT TRANSFERS

     During the Accumulation Period the Owner may transfer, by written request or telephone authorization, Contract Values to or from a sub-account of the Variable Account to or from a guarantee period of the General Account at any time, subject to the conditions set out under Transfer of Contract Values Section.

     Prior to the end of a guarantee period the Owner may specify the sub-account(s) of the Variable Account or the applicable guarantee period of the General Account to which the Owner wants the amounts from the General Account transferred at the end of the guarantee period. If the Owner does not notify us prior to the end of the guarantee period, we will apply that amount to a new guarantee period in the General Account, which is then subject to the same conditions as the original guarantee period, including the condition that the amount cannot be transferred out of the General Account until the end of that guarantee period. The effective guarantee rate applicable to the new guarantee period may be different from the effective guarantee rate applicable to the original guarantee period. These transfers will be handled at no charge to the Owner.

MARKET VALUE ADJUSTMENT

     A transfer, withdrawal, payment of a death benefit, or annuitization of amounts allocated to the General Account may be subject to a Market Value Adjustment which will be applied to the amount transferred, withdrawn, paid or annuitized. The Market Value Adjustment is made by multiplying the amount to be transferred, withdrawn, paid or annuitized by the following formula:

     1 + .75 x (A-B) x [N/12], where:

     A = The Guaranteed Interest Rate applicable to the guarantee period of that portion of proceeds being transferred, withdrawn, paid or annuitized.

     B = The Guaranteed Interest Rate currently available for the same length of guarantee period as that remaining in the period applicable to that portion of proceeds being transferred, withdrawn, paid or annuitized. If no such guarantee period exists, the Guaranteed Interest Rate will be calculated by straight line interpolation of the Guaranteed Interest Rates of available guarantee periods.

     N = The number of complete and partial months remaining to the end of the guarantee period applicable to that portion of proceeds being transferred, withdrawn, paid or annuitized.

GUARANTEE PERIODS

     The period(s) for which a Guaranteed Interest Rate is credited is called the guarantee period. Guarantee periods may be offered or withdrawn at the Company's discretion. The initial guarantee period(s) and the applicable Guaranteed Interest Rate(s) applicable to the initial Purchase Payment is as shown on the application, unless such purchase payment is made under an IRA plan. At the expiration of any guarantee period applicable to all or a portion of the Contract Value, that portion of the Contract Value will be automatically renewed for another Guarantee Period for the same duration as the expired guarantee period and will receive the Guaranteed Interest Rate then in effect for that guarantee period, unless other guarantee periods are available and are requested in writing by the Owner. All requests to change a guarantee period at the end of an existing guarantee period must be received in writing at the Company's Office no earlier than 30 days prior to the end of that guarantee period.

MINIMUM SURRENDER VALUE

     The Minimum Surrender Value for amounts allocated to a guarantee period of the General Account equals the amounts allocated to a guarantee period of the General Account paid (less withdrawals) with interest compounded annually at the rate of 3%, reduced by any applicable Deferred Sales Charge.

                                     PART B

                                     PART B
                       STATEMENT OF ADDITIONAL INFORMATION


                       DEFERRED VARIABLE ANNUITY CONTRACTS

                                    issued by

                               VARIABLE ACCOUNT I

                                       and

                           AIG LIFE INSURANCE COMPANY

     THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE DEFERRED VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.


     THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS DATED ________, 1996, CALL OR WRITE: AIG Life Insurance Company; Attention: Variable Products, One Alico Plaza, Wilmington, Delaware 19801, 1-800-340-2765.

DATE OF STATEMENT OF ADDITIONAL INFORMATION:  _________, 1996.

                                                 TABLE OF CONTENTS

                                                                           PAGE

General Information............................................................
        The Company............................................................
        Independent Accountants................................................
        Legal Counsel..........................................................
        Distributor............................................................
        Calculation of Performance Related Information.........................
        Delay of Payments......................................................
        Transfers..............................................................

Method of Determining Contract Values..........................................
Annuity Provisions.............................................................

        Annuity Benefits.......................................................
        Annuity Options........................................................
        Variable Annuity Payment Values........................................
        Annuity Unit...........................................................
        Net Investment Factor..................................................
        Additional Provisions..................................................

Financial Statements...........................................................

                               GENERAL INFORMATION

The Company

     A description of AIG Life Insurance Company (the "Company"), and its ownership is contained in the Prospectus. The Company will provide for the safekeeping of the assets of Variable Account I (the "Variable Account").

Independent Accountants

     The audited financial statements of the Company have been audited by Coopers and Lybrand, L.L.P., independent certified public accountants, whose offices are located in Philadelphia, Pennsylvania.

Legal Counsel


     Legal matters relating to the Federal securities laws in connection with the Contracts described herein and in the Prospectus are being passed upon by the law firm of Jorden Burt Berenson & Johnson LLP, Washington, D.C..


Distributor


     AIG Equity Sales Corp. ("AESC"), formerly known as American International Fund Distributors, Inc., a wholly owned subsidiary of American International Group, Inc. and an affiliate of the Company, acts as the distributor. The offering is on a continuous basis. Commissions in the amount of ___________ were paid during 1995, none of which were retained by the Distributor.


Calculation Of Performance Related Information

     A. Yield and Effective Yield Quotations for the Money Market Sub-account

     The yield quotation for the Money Market Sub-account to be set forth in the Prospectus will be for the seven days ended on the date of the most recent balance sheet of the Variable Account included in the registration statement, and will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Sub-account at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting figure carried to at least the nearest hundredth of one percent.

     Any effective yield quotation for the Money Market Sub-account to be set forth in the Prospectus will be for the seven days ended on the date of the most recent balance sheet of the Variable Account included in the registration statement, and will be carried at least to the nearest hundredth of one percent, and will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Sub-account at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7 and subtracting 1 from the result, according to the following formula:

             EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1)^(365/7)]-1.

     For purposes of the yield and effective yield computations, the hypothetical charge reflects all deductions that are charged to all Owner accounts in proportion to the length of the base period. For any fees that vary with the size of the account, the account size is assumed to be the Money Market Sub-account's mean account size. The yield and effective yield quotations do not reflect the Deferred Sales Charge that may be assessed at the time of withdrawal in an amount ranging up to 6% of the requested withdrawal amount, with the specific percentage applicable to a particular withdrawal depending on the length of time the purchase payment was held under the Contract and whether withdrawals had been previously made during that Contract Year. (See "Charges and Deductions - Deduction for Deferred Sales Charge" on page of the Prospectus) No deductions or sales loads are assessed upon annuitization under the Contracts. Realized gains and losses from the sale of securities and unrealized appreciation and depreciation of the Money Market Sub-account and the Fund are excluded from the calculation of yield.

     B. Total Return Quotations

     The total return quotations for all of the Sub-accounts to be set forth in the Prospectus will be average annual total return quotations for the one, five, and ten year periods (or, where a Sub-account has been in existence for a period of less than one, five or ten years, for such lesser period) ended on the date of the most recent balance sheet of the Variable Account and for the period from the date monies were first placed into the Sub-accounts until the aforesaid date. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                 P(1+T)^n = ERV

        Where:           P = a hypothetical initial payment of $1,000

                         T = average annual total return

                         n = number of years

                         ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the particular period at the end of the particular period.

     For the purposes of the total return quotations for all of the Sub-accounts, the calculations take into effect all fees that are charged to all Owner accounts. For any fees that vary with the size of the account, the account size is assumed to be the respective Sub-account's mean account size. The calculations also assume a total withdrawal as of the end of the particular period.

        Annualized total return for certain Sub-accounts as of December 31, 1995, were as follows:

                                               One Year       Inception to Date
                                               --------       -----------------

     Money Market
     Premier Growth
     Growth & Income International
     Short Term Multi
     Global Bond
     Us Gov't Securities
     Global Dollar Gov't
     North American Gov't
     Utility Income
     Conservative Investor
     Growth Investors Growth
     Total Return
     World Wide Privatization
     Technology Portfolio


*Funds were first invested in the Portfolios as listed below:

     Premier Growth Portfolio                               December 7, 1992
     Growth & Income Portfolio                              April 17, 1992
     Short-Term Multi-Market Portfolio                      June 25, 1992
     Global Bond Portfolio                                  May 10, 1993
     Money Market Portfolio                                 May 13, 1993
     International Portfolio                                June 1, 1993
     US Government/High Yield Securities Portfolio          June 14, 1993
     North American Government Income Portfolio             April 8, 1994
     Global Dollar Government Portfolio                     May 26, 1994
     Utility Income Portfolio                               June 15, 1994
     Conservative Investors Portfolio                       September 8, 1994
     Growth Investors Portfolio                             October 12, 1994
     Growth Portfolio                                       August 12, 1994
     Total Return Portfolio                                 September 12, 1994
     Worldwide Privatization Portfolio                      October 17, 1994
     Technology Portfolio                                   January 2, 1996

     C. Yield Quotations for the Short-Term Multi-Market, U.S. Government/High Grade Securities and Global Bond Sub-accounts

     The yield quotations for the Short-Term Multi-Market, U.S. Government/High Grade Securities and Global Bond Sub-accounts that will be set forth in the Prospectus will be based on the thirty-day period ended on the date of the most recent balance sheet of the Variable Account included in the registration statement, and are computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

                                Yield = 2[((a-b)/(cd))+1)^6-1]

      Where:      a =    net  investment  income earned during the period by the
                         corresponding Series of the Fund attributable to shares owned by the Sub-account.

                  b =    expenses    accrued    for   the    period    (net   of
                         reimbursements).

                  c =    the  average   daily  number  of   Accumulation   Units
                         outstanding during the period.

                  d = the maximum offering price per Accumulation Unit on the last day of the period.

     For the purposes of the yield quotations for the Short-Term Multi-Market, U.S. Government/High Grade Securities and Global Bond Sub-accounts, the calculations take into effect all fees that are charged to all Owner accounts. For any fees that vary with the size of the account, the account size is assumed to be the respective Sub-account's mean account size. The calculations do not take into account the Deferred Sales Charge or any transfer charges.

     A Deferred Sales Charge may be assessed at the time of withdrawal in an amount ranging up to 6% of the requested withdrawal amount, with the specific percentage applicable to a particular withdrawal depending on the length of time the purchase payment was held under the Contract, and whether withdrawals had been previously made during that Contract Year. (See "Charges and Deductions Deduction for Deferred Sales Charge" on page 17 of the Prospectus) There is currently a transfer charge of $10 per transfer after a specified number of transfers in each Contract Year. (See "Alliance Variable Products Series Fund, Inc., - Transfer of Contract Values" on page 15 of the Prospectus.)

     D.   Non - Standardized Performance Data

          1. Total Return Quotations

     The total return quotations for all of the Sub-accounts to be set forth in the Prospectus will be average annual total return quotations for the one, five, and ten year periods (or, where a Sub-account has been in existence for a period of less than one, five or ten years, for such lesser period) ended on the date of the most recent balance sheet of the Variable Account and for the period from the date monies were first placed into the Sub-accounts until the aforesaid date. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                 P(1+T)^n = ERV

      Where:      P =    a hypothetical initial payment of $1,000

                  T =    average annual total return

                  n =    number of years

               ERV  =    ending  redeemable  value  of  a  hypothetical   $1,000
                         payment made at the beginning of the particular period at the end of the particular period.

     For the purposes of the total return quotations, the calculations take into effect all fees that are charged to all Owner accounts. For any fees that vary with the size of the account, the account size is assumed to be the respective Sub-account's mean account size. The calculations do not, however, assume a total withdrawal as of the end of the particular period and therefore, no Surrender Charge is reflected.


     Annualized total return quotations for certain Sub-accounts as of December 31, 1995, were as follows:

                                            One Year           Inception to Date
                                            --------           -----------------

      Money Market
      Premier Growth
      Growth & Income
      International
      Short Term Multi Market
      Global Bond
      US Gov't Securities
      Global Dollar Gov't
      North American Gov't
      Utility Income
      Conservative Investor
      Growth Investors
      Growth
      Total Return
      Worldwide Privatization
      Technology

     2.   The Power of Tax-Deferred Growth

     All current taxes on any income or capital gains are deferred until money is taken out of your account. That way all of your earnings contribute to the growth of your account. And, since all your earnings are automatically reinvested to build your investment base, your account is given yet another opportunity to grow. It's called the Power of Compounding and the following charts illustrate just how powerful it can be.

          The Power of Tax-Deferral $10,000 At 8% Compounded Annually*

     [Insert Chart]

                                                               33% TAX APPLIED
     AFTER                     33% TAX APPLIED                 UPON SURRENDER             TAX DEFERRED

     10 years                  $ 16,856                        $ 15,782                   $ 18,630
     20 years                  $ 28,413                        $ 26,789                   $ 36,059
     30 years                  $ 47,893                        $ 47,744                   $ 66,336
     40 years                  $ 80,729                        $ 87,637                   $125,877
     50 years                  $136,078                        $163,584                   $239,230




* These illustrations are not intended to reflect the return of investments made in your variable annuity contract. The figures are calculated on a fixed interest rate and assume no fluctuation in the value of principal or the impact of any fees or sales charges. Taxes are due on tax-deferred investments whenever money is withdrawn from that investment.

Delay of Payments

     Any payments due under the Contracts will generally be sent to the Owner within seven (7) days of a completed request for payment. However, the Company has reserved the right to postpone any type of payment from the Variable Account for any period when:

     (a) the New York Stock Exchange is closed for other than customary weekends and holidays;

     (b)  trading on the Exchange is restricted;

     (c) an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value; or

     (d) an order of the Securities and Exchange Commission permits delay for the protection of security holders.

     The applicable rules of the Securities and Exchange Commission shall govern as to whether the conditions in (b) and (c) exists.

Transfers

     An Owner may deposit prior to the Annuity Date, all or part of his Contract Value into the Money Market or Short-Term Multi-Market Sub-account (the Sending Sub-account"), and then automatically transfer those assets into one or more of the other Sub-accounts on a systematic basis. The amount transferred to the Sending Sub-account must be at least $12,000 in order to initiate this option. This process is called Automatic Dollar Cost Averaging.

     The Automatic Dollar Cost Averaging option is available for use with any of the investment options, other than the General Account.

     Automatic Dollar Cost Averaging transfers may occur monthly or quarterly. The Owner may designate the dollar amount to be transferred each month or elect to have a percentage transferred each month, up to a maximum of 60 months.

     The Company will make all Automatic Dollar Cost Averaging transfers on the 15th calendar day of each month, or the next day the New York Stock Exchange is open for business if the 15th calendar day of the month should fall on a day the New York Stock Exchange is closed. In order to process an Automatic Dollar Cost Averaging transfer, the Company must have received a request in writing by no later than the 6th calendar day of the month.

     The Automatic Dollar Cost Averaging option may be cancelled at any time by written request or automatically if the value of the Sending Sub-account subject to the Automatic Dollar Cost Averaging option is less than $1,000.

     An Owner may change his Automatic Dollar Cost Averaging investment allocation only once during any 12 month period.

     Any transfers made under this section are subject to the conditions of the section entitled "Alliance Variable Products Series Fund, Inc. - Transfer of Contract Values" on page 15 of the Prospectus, except that the Company will not deem the election of the Automatic Dollar Cost Averaging option to count towards a Owner's twelve (12) free transfers.

                      METHOD OF DETERMINING CONTRACT VALUES

     The Contract Value will fluctuate in accordance with the investment results of the underlying Portfolio of the Fund held within the Sub-account. In order to determine how these fluctuations affect Contract Values, Accumulation Units are utilized. The value of an Accumulation Unit applicable during any Valuation Period is determined at the end of that period.

     When the first shares of the respective Portfolios of the Fund were purchased for the Sub-accounts, the Accumulation Units for the Sub-accounts were valued at $10. The value of an Accumulation Unit for a Sub-account on any Valuation Date thereafter is determined by dividing (a) by (b), where:

     (a)  is equal to:

          (i) the total value of the net assets attributable to Accumulation Units in the Sub-account, minus

          (ii) the daily charge for assuming the risk of guaranteeing mortality factors and expense charges which is equal on an annual basis to 1.25% multiplied by the daily net asset value of the Sub-account; minus

          (iii) the daily charge for providing certain administrative functions which is equal on an annual basis to 0.15% multiplied by the daily net asset value of the Sub-account; minus or plus

          (iv) a charge or credit for any tax provision established for the Sub-account. The Company is not currently making any provision for taxes.

     (b)  is  the  total  number  of  Accumulation   Units  applicable  to  that
     Sub-account at the end of the Valuation Period.

     The resulting value of each Sub-account Accumulation Unit is multiplied by the respective number of Sub-account Accumulation Units for a Contract. The Contract Value is the sum of all Sub-account values for the Contract.

     An Accumulation Unit may increase or decrease in value from Valuation Date to Valuation Date.

                               ANNUITY PROVISIONS

Annuity Benefits

     If the Annuitant is alive on the Annuity Date the Company will begin making payments to the Annuitant under the payment option or options selected. The amount of the annuity payments will depend on the age of the payee at the time the settlement contract is issued.

Annuity Options

     The annuity options are as follows:

     Option 1: Life Income. The Company will pay an annuity during the lifetime of the payee.

     Option 2: Income with 10 Years of Payments Guaranteed. The Company will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for less than 10 years:

          (a) payments will be continued during the remainder of the period to the successor payee; or

          (b) the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this Option.

     Option 3: Joint and Last Survivor Income. The Company will pay an annuity for as long as either payee or a designated second person is alive.

     Annuity options are available on a fixed and/or a variable basis. The Owner may allocate Contract Values to purchase only fixed annuity payments, or to purchase only variable annuity payments, or to purchase a combination of the two. Contract Values which purchase fixed annuity payments will be invested in the General Account. Contract Values which purchase variable annuity payments will be invested in the Variable Account. The Owner may make no transfers between the General Account and the Variable Account after the Annuity Date. The Company also may offer additional options at its discretion.

Variable Annuity Payment Values

     A Variable Annuity is an annuity with payments which (1) are not predetermined as to dollar amount and (2) will vary in amount with the net investment results of the applicable Sub-account(s) of the Variable Account. At the Annuity Date the Contract Value in each Sub-account will be applied to the applicable Annuity Tables contained in the Contract. The Annuity Table used will depend upon the payment option chosen. The same Contract Value amount applied to each payment option may produce a different initial annuity payment. If, as of the Annuity Date, the then current annuity rates applicable to this class of contracts will provide a larger income than that guaranteed for the same form of annuity under the Contracts described herein, the larger amount will be paid.

     The first annuity payment for each Sub-account is determined by multiplying the amount of the Contract Value allocated to that Sub-account by the factor shown in the table for the option selected, divided by 1000.

     The dollar amount of Sub-account annuity payments after the first is determined as follows:

          (a) The dollar amount of the first annuity payment is divided by the value for the Sub-account Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity payment period, subject to any transfers.

          (b) The fixed number of Annuity Units is multiplied by the Annuity Unit value for the Valuation Period 14 days prior to the date of payment.

     The total dollar amount of each Variable Annuity payment is the sum of all Sub-account variable annuity payments less the pro-rata amount of the annual Administrative Charge.

Annuity Unit

     The value of an Annuity Unit for each Sub-account was arbitrarily set initially at $10. This was done when the first Fund shares were purchased. The Sub-account Annuity Unit value at the end of any subsequent Valuation Period is determined by multiplying the Sub-account Annuity Unit value for the immediately preceding Valuation Period by the quotient of (a) and (b) where:

          (a) is the net investment factor for the Valuation Period for which the Sub-account Annuity Unit value is being determined; and

          (b) is the assumed investment factor for such Valuation Period. The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed investment rate of 5%.

Net Investment Factor

     The net investment factor is used to determine how investment results of the Fund affect Variable Account Values within the Sub-accounts from one Valuation Period to the next. The net investment factor for each Sub-account for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

          (a) is equal to:

               (i) the net asset value per share of the Fund held in the Sub-account determined at the end of that Valuation Period; plus

               (ii) the per share amount of any dividend or capital gain distribution made by the Fund held in the Sub-account if the "ex-dividend" date occurs during that same Valuation Period; plus or minus

               (iii) a per share charge or credit, which is determined by the Company, for changes in tax reserves resulting from investment operations of the Sub-account.

          (b) is equal to:

               (i) the net asset value per share of the Fund held in the Sub-account determined as of the end of the prior Valuation Period; plus or minus

               (ii) the per share charge or credit for any change in tax reserves for the prior Valuation Period.

          (c) is equal to:

               (i) the percentage factor representing the Mortality and Expense Risk Charge, plus

               (ii) the percentage factor representing the daily Administrative Charge.

The net investment factor may be greater or less than the assumed investment factor; therefore, the Annuity Unit value may increase or decrease from Valuation Period to Valuation

Additional Provisions

     The Company may require proof of the age of the Annuitant before making any life annuity payment provided for by the Contract. If the age of the Annuitant has been misstated the Company will compute the amount payable based on the correct age. If annuity payments have begun, any underpayments that may have been made will be paid in full with the next annuity payment. Any overpayments, unless repaid to the Company in one sum, will be deducted from future annuity payments until the Company is repaid in full.

     If a Contract provision requires that a person be alive, the Company may require due proof that the person is alive before the Company acts under that provision.

     The Company will give the payee under an annuity payment option a settlement contract for the payment option.

                              FINANCIAL STATEMENTS

     The financial statements of the Company and the Variable Account included herein shall be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.

                           AIG LIFE INSURANCE COMPANY
                                 One Alico Plaza
                           Wilmington, Delaware 19899


                          INDIVIDUAL SINGLE PREMIUM AND
                           FLEXIBLE PREMIUM AND GROUP
                           VARIABLE ANNUITY CONTRACTS


                                    issued by

                               VARIABLE ACCOUNT I

                                       and

                           AIG LIFE INSURANCE COMPANY

     The Individual Deferred Variable Annuity Contracts (the "Individual Contracts") and Group Deferred Variable Annuity Contracts ("Group Contracts") (collectively, the "Contracts") described in this Prospectus provide for accumulation of Contract Values and payment of monthly annuity payments. The Contracts may be used in retirement plans which do not qualify for federal tax advantages ("Non-Qualified Contracts") or in connection with retirement plans which may qualify as Individual Retirement Annuities ("IRA") under Section 408 of the Internal Revenue Code of 1986, as amended (the "Code") or Section 403(b) of the Code ("403(b) Plans"). The Contracts will not be available in connection with retirement plans designed by AIG Life Insurance Company (the "Company") which qualify for the federal tax advantages available under Sections 401 and 457 of the Code. Purchasers intending to use the Contracts in connection with an IRA or 403(b) Plan should seek competent tax advice.


     Purchase payments for the Contracts will be allocated to a segregated investment account of the Company which account has been designated Variable Account I (the "Variable Account"). The assets of each sub-account within the Variable Account are invested in a corresponding portfolio as selected by the Owner from the following 17 choices: the Conservative Investors Portfolio, Growth Investors Portfolio, Growth Portfolio, or Growth and Income Portfolio of the ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. ("Alliance Funds"); the High Income Portfolio, Growth Portfolio, Money Market Portfolio, Overseas Portfolio, Asset Manager Portfolio, or Investment Grade Bond Portfolio of the FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS FUNDS ("Fidelity Funds"); the Zero Coupon Portfolio of the DREYFUS VARIABLE INVESTMENT FUND ("Dreyfus Fund"); the Gold and Natural Resources Portfolio, or Worldwide Balanced Portfolio of the VAN ECK WORLDWIDE INSURANCE TRUST ("Van Eck Funds"); the DREYFUS STOCK INDEX FUND; or the Short-Term Retirement Portfolio, Medium- Term Retirement Portfolio or the Long-Term Retirement Portfolio of the TOMORROW FUNDS RETIREMENT TRUST ("Tomorrow Funds").

     This Prospectus concisely sets forth the information a prospective investor ought to know before investing. Additional information about the Contracts is contained in the "Statement of Additional Information" which is available at no charge. The Statement of Additional Information has been filed with the Securities and Exchange Commission and is hereby incorporated by reference. The Table of Contents of the Statement of Additional Information can be found on page ___ of this Prospectus. For the Statement of Additional Information dated __________ ___, 1996, call or write AIG Life Insurance Company; Attention:
Variable Products, One Alico Plaza, Wilmington, Delaware 19801, 1-800-340- 2765.

     INQUIRIES: Purchaser inquiries can be made by calling the service office at 1-800-340-2765.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR YOUR FUTURE REFERENCE.

     THE CONTRACTS OFFERED BY THIS PROSPECTUS ARE NOT AVAILABLE IN ALL STATES.


                    Date of Prospectus: __________ __, 1996

                                 TABLE CONTENTS

                                                                           PAGE

Definitions................................................................
Highlights.................................................................
Summary of Expenses........................................................
Condensed Financial Information............................................
         Calculation of Performance Data...................................
The Company................................................................
The Variable Account.......................................................
The Funds..................................................................
Charges and Deductions.....................................................
         Deduction for Premium and Other Taxes.............................
         Deduction for Mortality and Expense Risk Charge...................
         Deduction for Deferred Sales Charge...............................
         Deduction for Administrative Charge...............................
         Deduction for Income Taxes........................................
         Other Expenses....................................................
Rights under the Contracts.................................................
Annuity Period.............................................................
         Annuity Benefits..................................................
         Annuity Date......................................................
         Annuity Options...................................................
         Annuity Payments..................................................
Death Benefit..............................................................
         Death Benefit.....................................................
         Death of the Purchaser............................................
Purchasing a Contract......................................................
         Application.......................................................
         Purchase Payments.................................................
         Discount Purchase Programs........................................
         Distributor.......................................................
Contract Value.............................................................
Withdrawals................................................................
         Partial Withdrawal................................................
         Total Withdrawal..................................................
         Systematic Withdrawal Program.....................................
         Payment of Withdrawals............................................
Taxes......................................................................
         Introduction......................................................
         Company Tax Status................................................
         Taxation of Annuities In General..................................
         Diversification Standards.........................................
         Qualified Plans...................................................
         Individual Retirement Annuities...................................
         403(b) Plans......................................................

Appendix - General Account Option..........................................
Table of Contents of the Statement of Additional Information...............

                                   DEFINITIONS

Accumulation Period - The period prior to the Annuity Date.

Accumulation Unit - Accounting unit of measure used to calculate the Contract Value prior to the Annuity Date.

Age - Age means age last birthday.

Annuitant - The person upon whose continuation of life any annuity payment involving life contingencies depends. The Annuitant is named in the application.

Annuity Date - The date at which annuity payments are to begin.

Annuity Unit - Accounting unit of measure used to calculate variable annuity payments.

Beneficiary - The person or persons named in the application who will receive any benefit upon the death of the Owner (or Annuitant as applicable) prior to the Annuity Date.

Contingent Owner - The Contingent Owner, if any, must be the spouse of the Purchaser as named in the application, unless changed.

Contract Anniversary - The same month and date as the Date of Issue in each subsequent year of the Contract or Certificate.

Contract Value - The value of all amounts accumulated under the Contract or Certificate.

Contract Year - Any period of twelve (12) months commencing with the Date of Issue and each Contract or Certificate Anniversary thereafter.


Date of Issue - The date when the initial purchase payment was invested.

Deferred Sales Charge - The sales charge that may be applied against amounts withdrawn prior to the Annuity Date if withdrawal is within six years of a purchase payment.

General Account - All of the Company's assets other than the assets of the Variable Account and any other separate accounts of the Company.

Office - The Annuity Service Office of the Company: One Alico Plaza, 600 King Street, P.O. Box 8718, Wilmington, DE 19899.

Owner - The person designated as contract owner or certificate owner in the application, unless changed.


Premium Year - any period of 12 months commencing with the date a Purchase Payment is made and ending on the same date in each succeeding 12 month period thereafter.


Valuation Date - Each day that the New York Stock Exchange is open for trading.

Valuation Period - The period commencing as of the close of the New York Stock Exchange (presently 4 P.M., New York time) on each Valuation Date and ending as of the close of the New York Stock Exchange on the next succeeding Valuation Date.

Variable Account - A separate investment account of the Company, designated Variable Account I, into which purchase payments will be allocated.

                                   HIGHLIGHTS


Purchase payments for the Individual Contracts or Group Contracts (collectively, the "Contracts") will be allocated to a segregated investment account of the Company which account has been designated Variable Account I (the "Variable Account"). The Variable Account invests in shares of the Portfolios of the available Funds.

The Contracts provide that in the event that an Owner withdraws all or a portion of the Contract Value within the first six contract years there may be assessed a Deferred Sales Charge. The Deferred Sales Charge is based on a table of charges, of which the maximum charge is currently 6% of premium to which the charge is applicable for flexible premium Contracts, and 6% of the Contract Value for Single Premium Contracts, subject to a maximum of 8.5% of purchase payments. (See "Charges and Deductions - Deduction for Deferred Sales Charge" on page ____.)


Any premium or other taxes levied by any governmental entity with respect to the Contracts will be charged against the purchase payments or Contract Value. Premium taxes currently imposed by certain states on the Contracts range from 0% to 3.5%. The Company will also deduct from any amount payable under the Contracts any income taxes a governmental authority requires the Company to withhold with respect to that amount. (See "Charges and Deductions- Deduction for Premium and Other Taxes" on page -----.)

The Company deducts from the Contract Value and/or the Variable Account any Federal income taxes resulting from the operation of the Variable Account. The Company does not currently anticipate incurring any income taxes. (See "Charges and Deductions Deduction for Income Taxes" on page ______.)

The Company deducts for each Valuation Period a Mortality and Expense Risk Charge which is equal on an annual basis to 1.25% of the average daily net asset value of the Variable Account. (See "Charges and Deductions - Deduction for Mortality and Expense Risk Charge" on page ______.)

The Company deducts for each Valuation Period an Administrative Charge which is equal on an annual basis to 0.15% of the average daily net asset value of the Variable Account. In addition, the Company deducts an annual Administrative Charge which is currently $30 per year, from the Contract Value. The Administrative Charges are designed to reimburse the Company for administrative expenses relating to maintenance of the Contract and the Variable Account. The Company may increase the annual Administrative Charge to an amount not to exceed $100 per year. (See "Charges and Deductions - Deduction for Administrative Charge" on page ______.)

There are deductions and expenses paid out of the assets of the Funds which are described in the accompanying Prospectuses for the Funds.

There is a 10% tax penalty applied to the income portion of any premature distribution from the Contracts. However, the penalty is not imposed on certain distributions including but not limited to amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Annuitant (or Owner, as applicable); (c) if the taxpayer is totally disabled; (d) in a series of substantially equal periodic payments made for the life of the taxpayer or for the joint lives of the taxpayer and his beneficiary; (e) under an immediate annuity; (f) which are allocable to purchase payments made prior to August 14, 1982; (g) under a qualified funding asset (as defined in Code Section 130(d)); or (h) that are purchased by an employer upon termination of certain types of qualified plans and which are held by the employer until the employee separates from service. Withdrawals are deemed to be on a last-in-first-out basis. (See "Taxes - Taxation of Annuities in General" on page _____.)

The Owner may return the Contract within twenty (20) days (the "Free Look Period") after it is received by delivering or mailing it to the Company's Office. The return of the Contract by mail will be effective when the postmark is affixed to a properly addressed and postage prepaid envelope. The Company will refund the Contract Value. In the case of Contracts issued in connection with an IRA the Company will refund the greater of the purchase payment, less any withdrawals, or the Contract Value. However, if the laws of a state require that the Company refund, during the Free Look Period, an amount equal to the purchase payment paid less any withdrawals, the Company will refund such an amount.

                               SUMMARY OF EXPENSES

Contract Owner Transaction Expenses
                                                               All Sub-Accounts

Sales Load Imposed on Purchases..........................................  None
Surrender Charge (as a percentage of amount surrendered):


Single Premium Contracts          Flexible Premium Contracts
------------------------          --------------------------
    Contract Year 1                   Premium Year 1                        6%
    Contract Year 2                   Premium Year 2                        5%
    Contract Year 3                   Premium Year 3                        4%
    Contract Year 4                   Premium Year 4                        3%
    Contract Year 5                   Premium Year 5                        2%
    Contract Year 6                   Premium Year 6                        1%
    Contract Year 7                   Premium Year 7                      None
     and thereafter                    and thereafter

Sales Loan Imposed on Purchases                                           None
Deferred Sales Load (as a percentage of amount surrendered):

Exchange Fee Currently:
         First 12 Per Contract Year                                       None
         Thereafter                                                       $ 10

Annual Contract Fee                                                       $ 30

Separate Account Expenses
(as a percentage of average account value)
         Mortality and Expense Risk Fees                                 1.25%
         Account Fees and Expenses                                       0.15%

Total Separate Account Annual Expenses                                   1.40%


Annual Fund Expenses After Expense Reimbursements*

                                                                      Total
                                 Management          Other            Portfolio
                                 Fee                 Expenses         Expenses

ALLIANCE
Conservative Investors           0.00                0.95             0.95
Growth Investors                 0.00                0.95             0.95
Growth                           0.00                0.95             0.95
Growth and Income                0.62                0.28             0.90


Expenses on a hypothetical $1,000 policy, assuming 5% growth:


If you Surrender:            1 Year        3 Years        5 Years       10 Years
ALLIANCE

Conservative Investors       80            114            150           276
Growth Investors             80            114            150           276
Growth                       80            114            150           276
Growth and Income            79            113            147           271

If you Annuitize:            1 Year        3 Years        5 Years       10 Years
ALLIANCE
Premier Growth               25            75             129           276
Growth & Income              25            75             129           276
Short Term Multi-Market      25            75             129           276
All Others                   24            74             127           271

If you do not Surrender      1 Year        3 Years        5 Years       10 Years
ALLIANCE
Premier Growth               25            75             129           276
Growth & Income              25            75             129           276
Short Term Multi-Market      25            75             129           276
All Others                   24            74             127           271


Annual Fund Expenses After Expense Reimbursements

                                                                    Total
                             Management            Other            Portfolio
                             Fee                   Expenses         Expenses


DREYFUS
Zero Coupon 2000             0.00                  0.00             0.00


Expenses on a hypothetical $1,000 policy, assuming 5% growth:


If you Surrender:                        1 Year                     3 Years
DREYFUS
Zero Coupon 2000                         69                         82

If you Annuitize:                        1 Year                     3 Years
DREYFUS
Zero Coupon 2000                         15                         46

If you do not Surrender                  1 Year                     3 Years
DREYFUS
Zero Coupon 2000                         15                         46


Annual Fund Expenses After Expense Reimbursements

                                                                    Total
                              Management           Other            Portfolio
                              Fee                  Expenses         Expenses


DREYFUS STOCK
INDEX FUND                    0.30                 0.10             0.40

Expenses on a hypothetical $1,000 policy, assuming 5% growth:

If you Surrender:                          1 Years                    3 Years

DREYFUS STOCK
INDEX FUND                                 73                         94

If you Annuitize:                          1 Year                     3 Years
DREYFUS STOCK
INDEX FUND                                 19                         58

If you do not Surrender                    1 Year                     3 Years
DREYFUS STOCK
INDEX FUND                                 19                         58


Annual Fund Expenses After Expense Reimbursements

                                                                     Total
                                  Management        Other            Portfolio
                                  Fee               Expenses         Expenses


FIDELITY
Asset Manager                     0.72              0.08             0.80
Growth                            0.62              0.03             0.69
High Income                       0.61              0.10             0.71
Overseas                          0.77              0.15             0.92
Money Market                      0.20              0.07             0.27
Investment Grade Bond             0.46              0.21             0.67


Expenses on a hypothetical $1,000 policy, assuming 5% growth:

If you Surrender:                     1 Year                     3 Years
FIDELITY
Asset Manager                         77                         107
Growth                                76                         103
High Income                           76                         104
Overseas                              78                         110
Money Market                          72                          90
Investment Grade Bond                 76                         103

If you Annuitize:                     1 Year                     3 Years
FIDELITY
Asset Manager                         23                         71
Growth                                22                         67
High Income                           22                         68
Overseas                              24                         74
Money Market                          18                         54
Investment Grade Bond                 22                         67

If you do not Surrender               1 Year                     3 Years
FIDELITY
Asset Manager                         23                         71
Growth                                22                         67
High Income                           22                         68
Overseas                              24                         74
Money Market                          18                         54
Investment Grade Bond                 22                         67


Annual Fund Expenses After Expense Reimbursements

                                                                       Total
                                    Management        Other            Portfolio
                                    Fee               Expenses         Expenses

VAN ECK
Worldwide Balance                   0.00              0.00             0.00
Gold and Natural Resources          0.96              0.00             0.96


Expenses on a hypothetical $1,000 policy, assuming 5% growth:


If you Surrender:                     1 Year                     3 Years

VAN ECK
Worldwide Balance                     69                         82
Gold & Natural Resources              79                         111

If you Annuitize:                     1 Year                     3 Years
VAN ECK
Worldwide Balance                     15                         46
Gold & Natural Resources              25                         75

If you do not Surrender               1 Year                     3 Years
VAN ECK
Worldwide Balance                     15                         46
Gold & Natural Resources              25                         75


Annual Fund Expenses After Expense Reimbursements

                                    Total
                                    Management        Other            Portfolio
                                    Fee               Expenses         Expenses

TOMORROW FUNDS
Short-Term Retirement               0.00              1.50             1.50
Medium-Term Retirement              0.00              1.50             1.50
Long-Term Retirement                0.00              1.50             1.50

Expenses on a hypothetical $1,000 policy, assuming 5% growth:

If you Surrender:                           1 Year            3 Years
TOMORROW FUNDS
Short-Term Retirement
Medium-Term Retirement
Long-Term Retirement

If you Annuitize or
you do not Surrender:                       1 Year            3 Years
TOMORROW FUNDS
Short-Term Retirement
Medium-Term Retirement
Long-Term Retirement

     The purpose of the table set forth above is to assist the Purchaser in understanding the various costs and expense that a Owner will bear directly or indirectly. The table reflects expenses of the Variable Account as well as the Fund. (See "Charges and Deductions" on page of this Prospectus and each Fund's Prospectus for further information.)

     Any premium or other taxes levied by any governmental entity with respect to the Contracts will be charged against the purchase payments or Contract Value based on a percentage of premiums paid. Premium taxes currently imposed by certain states on the Contracts range from 0% to 3.5% of premiums paid. (See "Charges and Deductions - Deduction for Premium and Other Taxes" on page .)

     "Other Expenses" are based upon the expenses outlined under the section discussing the management of the Fund in each Fund's attached Prospectus.

     *Fund operating expenses for the Growth and Income Portfolio, before reimbursement by the Fund's investment adviser, for the period ending December 31, 1995, were 0.91%. Fund operating expenses for the following Portfolios, before reimbursement by the relevant Fund's investment adviser, for the period ending December 31, 1995, were estimated to be: 20.35% for the Conservative Investors; 41.62% for the Growth Investors; 04.19% for the Growth; 0.71% for the High Income, 0.69% for the Growth; 0.27% for the Money Market; 0.92% for the Overseas; 0.80% for the Asset Manager; 0.67% for the Investment Grade Bond; 0.00% for the Zero Coupon; 0.40% for the Dreyfus Stock Index; 0.96% for the Gold and Natural Resources; and 78.40% for the Worldwide Balanced Portfolios, of the average daily net assets. Fund operating expenses for the following Portfolios, before reimbursement by the relevant Fund's investment adviser, are estimated, for the period ending December 31, 1996, to be ___% for the Short-Term Retirement, ___% for the Medium-Term

Retirement and ___% for the Long-Term Retirement Portfolios, of the average daily net assets.

     In the event that an Owner withdraws all or a portion of the Contract Value in excess of the Free Withdrawal Amount for the first withdrawal in a Contract Year, or makes subsequent withdrawals in a Contract Year, a Deferred Sales Charge may be imposed. The Free Withdrawal Amount is equal to 10% of the Purchase Payments less any prior withdrawals at the time of withdrawal. (See
"Charges and Deductions - Deduction for Deferred Sales Charge" on page    .)

     The Example should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown.

                         CONDENSED FINANCIAL INFORMATION
                            ACCUMULATION UNIT VALUES*

                                                            1995             1994              1993             1992
CONSERVATIVE INVESTORS
     Accumulation Unit Value
         Beginning of Period                                                10.00               N/A              N/A
         End of Period                                                      10.02               N/A              N/A
     Accum Units o/s                                                    62,868.02               N/A              N/A
         @ end of period

GROWTH INVESTORS
     Accumulation Unit Value
         Beginning of Period                                                10.00               N/A              N/A
         End of Period                                                       9.81               N/A              N/A
     Accum Units o/s                                                    29,492.78               N/A              N/A
         @ end of period

GROWTH
     Accumulation Unit Value
         Beginning of Period                                                10.00               N/A              N/A
         End of Period                                                      10.48               N/A              N/A
     Accum Units o/s                                                   467,688.06               N/A              N/A
         @ end of period

GROWTH & INCOME
     Accumulation Unit Value
         Beginning of Period                                                11.88             10.78            10.00
         End of Period                                                      11.67             11.88            10.78
     Accum Units o/s                                                   438,680.32         28,041.82           800.00
         @ end of period


     Funds were first invested in the Portfolios as listed below:

     Conservative Investors Portfolio                     September 8, 1994
     Growth Investors Portfolio                           October 12, 1994
     Growth (Alliance) Portfolio                          August 12, 1994
     Growth and Income Portfolio                          April 17, 1992


     [No financial information has been provided for the Zero Coupon 2000 Portfolio, Dreyfus Stock Index Portfolio, Money Market Portfolio, Growth (Fidelity) Portfolio, Overseas Portfolio, Asset Manager Portfolio, Investment Grade Bond Portfolio, High Income Portfolio, Worldwide Balance Portfolio, or Gold and Natural Resources Portfolio, Short-Term Retirement Portfolio, Medium-Term Retirement Portfolio or Long-Term Retirement Portfolio, because, for the fiscal year ending December 31, 1995, the Variable Account had not commenced operations with respect to such Portfolios.]

Calculation of Performance Data

     The Company may, from time to time, advertise certain performance related information concerning one or more of the Sub-accounts, including information as to total return and yield. Performance information about a Sub-account is based on the Sub-account's past performance only and is not intended as an indication of future performance.

     When the Company advertises the average annual total return of a Sub-account, it will usually be calculated for one, five, and ten year periods or, where a Sub-account has been in existence for a period less than one, five or ten years, for such lesser period. Average annual total return is measured by comparing the value of the investment in a Sub-account at the beginning of the relevant period to the value of the investment at the end of the period (assuming the deduction of any Deferred Sales Charge which would be payable if the account were redeemed at the end of the period) and calculating the average annual compounded rate of return necessary to produce the value of the investment at the end of the period. The Company may simultaneously present returns that do not assume a surrender and, therefore, do not deduct the Deferred Sales Charge.


     When the Company advertises the yield of a Sub-account it will be calculated based upon a given 30-day period. The yield is determined by dividing the net investment income earned per Accumulation Unit during the period by the value of an Accumulation Unit on the last day of the period.


     When the Company advertises the performance of the Money Market Sub-account it may advertise in addition to the total return either the yield or the effective yield. The yield of the Money Market Sub-account refers to the income generated by an investment in that Sub-account over a seven-day period. The income is then annualized (i.e., the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment). The effective yield is calculated similarly but when annualized the income earned by an investment in the Money Market Sub-account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment during a 52-week period.

     Total return at the Variable Account level is reduced by all contract charges: sales charges, mortality and expense risk charges, and the administrative charges, and is therefore lower than the total return at a Fund level, which has no comparable charges. Likewise, yield and effective yield at the Variable Account level take into account all recurring charges (except sales charges), and are therefore lower than the yield and effective yield at a Fund level, which has no comparable charges.


     Performance information for a Sub-account may be compared to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, indices measuring corporate bond and government security prices as prepared by Lehman Brothers, Inc. and Salomon Brothers or other indices measuring performance of a pertinent group of securities so that investors may compare a Sub-account's results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other ratings services, companies, publications, or persons who rank separate accounts or other investment products on overall performance or other criteria;
(iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract; and (iv) indices or averages of alternative financial products available to prospective investors, including the Bank Rate Monitor which monitors average returns of various bank instruments.


Financial Data

     Financial Statements of the Company and the Variable Account may be found in the Statement of Additional Information.


                                   THE COMPANY

     The Company is a stock life insurance company which is organized under the laws of the State of Delaware. The Company provides a full range of life insurance and annuity plans. The Company is a subsidiary of American International Group, Inc., which serves as the holding company for a number of companies engaged in the international insurance business, both life and general, in over 130 countries and jurisdictions around the world.


                              THE VARIABLE ACCOUNT


     The Board of Directors of the Company adopted a resolution to maintain the Variable Account pursuant to Delaware insurance law. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940.

     The assets of the Variable Account are the property of the Company. However, the assets of the Variable Account, equal to the reserves and other contract liabilities with respect to the Variable Account, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains and losses, whether or not realized, are, in accordance with the Contracts, credited to or charged against the Variable Account without regard to other income, gains or losses of the Company. The Company's obligations arising under the Contracts are general corporate obligations of the Company. The Variable Account may be subject to liabilities arising from Sub-accounts whose assets are attributable to other variable annuity contracts offered by the Variable Account which are not described in this Prospectus.


     The Variable Account is divided into Sub-accounts, with the assets of each Sub-account invested in shares of a corresponding portfolio of the available Funds. The Company may, from time to time, add additional Portfolios of a Fund, and, when appropriate, additional Funds to act as the funding vehicles for the Contracts.


                                    THE FUNDS


     Alliance Funds, Fidelity Funds, Dreyfus Funds, Van Eck Funds, and Tomorrow Funds (collectively, the "Funds") are each registered with the SEC as a diversified open-end management investment company under the 1940 Act. Each includes different series funds or Portfolios ("Portfolios"). The Dreyfus Stock Index Fund (also a "Fund" herein) is an open-end, non-diversified management investment company, intended to be a funding vehicle for separate accounts of life insurance companies. Shares of the Funds are sold to separate accounts of life insurance companies and may also be sold to qualified plans. The investment objectives of each of the Portfolios in which Subaccounts invest are set forth below. There is, of course, no assurance that these objectives will be met. The Fund prospectuses may include series or Portfolios which are not available under this Contract.




ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

Conservative Investors Portfolio

     This Portfolio seeks the highest total return without undue risk to principal by investing in a diversified mix of publicly traded equity and fixed-income securities.

Growth Investors Portfolio

     This Portfolio seeks the highest total return available with reasonable risk by investing in a diversified mix of publicly traded equity and fixed-income securities.

Growth Portfolio

     This Portfolio seeks the long term growth of capital by investing primarily in common stocks and other equity securities.

Growth and Income Portfolio

     This Portfolio seeks to balance the objectives of reasonable current income and opportunities for appreciation through investments primarily in dividend-paying common stocks of good quality.

     Alliance Variable Products Series Fund, Inc., is managed by Alliance Capital Management L.P., ("Alliance"). The fund also includes other portfolios which are not available for use by the Separate Account. More detailed information regarding management of the funds, investment objectives, investment advisory fees and other charges, may be found in the current Alliance Funds Prospectus which contains a discussion of the risks involved in investing. The Alliance Funds Prospectus is included with this Prospectus.

DREYFUS VARIABLE INVESTMENT FUND

Zero Coupon 2000 Portfolio

     This Portfolio seeks to provide as high an investment return as is consistent with the preservation of capital. This portfolio invests primarily in debt obligations of the U.S. Treasury that have been stripped of their unmatured interest coupons, interest coupons that have been stripped from debt obligations issued by the U.S. Treasury, receipts and certificates for such stripped debt obligations, and stripped coupons and zero coupon securities issued by domestic corporations. This portfolio's assets will consist primarily of portfolio securities which will mature on or about December 31, 2000, at which time the portfolio will be liquidated. Prior to December 31, 2000, you will be offered the opportunity to exchange your investment to another Subaccount.

DREYFUS STOCK INDEX FUND

     This Fund seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. In anticipation of taking a market position, the fund is permitted to purchase and sell stock index futures. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

     The Dreyfus Corporation serves as the investment advisor for the Zero Coupon 2000 Portfolio which is the available portfolio of the Dreyfus Variable Investment Fund. The fund also includes other portfolios which are not available under this prospectus as funding vehicles for the Contract. Wells Fargo Nikko Investment Advisers ("WFNIA") serves as the index fund manager of the Dreyfus Stock Index Fund. More detailed information regarding management of the funds, investment objectives, investment advisory fees and other charges assessed by the funds, are contained in the prospectuses of the Dreyfus Variable Investment Fund and of the Dreyfus Stock Index Fund, each of which is included with this Prospectus.

FIDELITY INVESTMENT VARIABLE INSURANCE PRODUCTS FUNDS

Growth Portfolio

     This Portfolio seeks to aggressively achieve capital appreciation through investments primarily in common stock.

High Income Portfolio

     This Portfolio seeks to obtain a high level of current income by investing primarily in high-yielding, high-risk, lower-rated, fixed-income securities (commonly referred to as "junk bonds"), while also considering the potential for growth of capital. The potential for high yield is accompanied by a higher risk. For a more detailed discussion of the investment risks associated with such securities, please refer to the relevant Fund's attached prospectus.

Overseas Portfolio

     This Portfolio seeks the long-term growth of capital primarily through investments in securities of companies and economies outside the United States.

Money Market Portfolio

     This Portfolio seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity. The fund will invest only in high quality U.S. dollar-denominated money market securities of domestic and foreign issuers. An investment in Money Market Portfolio is neither insured nor guaranteed by the U.S. government, and there can be no assurance that the fund will maintain a stable $1.00 share price.

Asset Manager Portfolio

     This Portfolio seeks to provide a high total return with reduced risk over the long term by allocating its assets among stocks, bonds and short-term income instruments.

Investment Grade Bond Portfolio

     This Portfolio seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad range of investment-grade fixed-income securities. The Portfolio will maintain a dollar-weighted average portfolio maturity of ten years or less.

     Fidelity Management & Research Company ("FMR") is the investment advisor for the Variable Insurance Products Funds. FMR has entered into a sub-advisory agreement with FMR Texas, Inc., on behalf of the Money Market Portfolio. On behalf of the Overseas Portfolio, FMR has entered into sub-advisory agreements with Fidelity Management & Research (U.K.) Inc., (FMR U.K.), Fidelity Management & Research (Far East) Inc. (FMR Far East), and Fidelity International Investment Advisors (FIIA). FMR U.K. and FMR Far East also are sub-advisors to the Asset Manager Portfolio. Fidelity Funds include other portfolios which are not available under this prospectus as funding vehicles for the Contracts. More detailed information regarding management of the funds, investment objectives, investment advisory fees and other charges assessed by the Fidelity Funds, are contained in the prospectuses of the funds, included with this Prospectus.

VAN ECK WORLDWIDE INSURANCE TRUST

Worldwide Balanced Fund

     This Portfolio seeks long term capital appreciation together with current income by investing its assets in the United States and other countries throughout the world, and by allocating its assets among equity securities, fixed-income securities and short-term instruments.

Gold and Natural Resources Fund

     This Portfolio seeks long-term capital appreciation by investing in equity and debt securities of companies engaged in the exploration, development, production and distribution of gold and other natural resources, such as strategic and other metals, minerals, forest products, oil, natural gas and coal. Current income is not an investment objective.

     Van Eck Associates Corporation is the investment advisor and manager of The Van Eck Worldwide Insurance Trust ("Van Eck Funds"). Van Eck Associates Corporation serves as investment advisor to the Gold and Natural Resources Fund, and has entered into sub-advisory agreements to provide investment advice for certain portfolios. Fiduciary International Inc. ("FII") serves as a sub-advisor to the Worldwide Balanced Fund. Van Eck Funds include other portfolios which are not available under this prospectus as funding vehicles for the Contracts. More detailed information regarding management of the funds, investment objectives, investment advisory fees and other charges assessed by the Van Eck Funds, are contained in the prospectus for the funds included with this Prospectus.

TOMORROW FUNDS RETIREMENT TRUST


Short-Term Retirement Fund

     This portfolio seeks to satisfy the retirement goals of investors who are currently between 51 and 65 years of age and with an average remaining life expectancy in the range of 20-30 years.

Medium-Term Retirement Fund

     This portfolio seeks to satisfy the retirement goals of investors who are currently between 36 and 50 years of age and with an average remaining life expectancy in the range of 35-50 years.

Long-Term Retirement Fund

     This portfolio seeks to satisfy the retirement goals of investors who are currently between 22 and 35 years of age and with an average remaining life expectancy in the range of 50 years or more.

     Each Tomorrow Funds portfolio invests its assets, in varying amonts, in equity and fixed-income securities of all types. The amount of assets allocated to equity securities is currently invested, in varying amounts, among large capitalization stocks, medium capitalization stocks, small capitalization stocks and, indirectly through other investment companies, foreign securities. Typically, the longer the average life expectancy of the target class of investors in a Tomorrow Funds portfolio, the greater the allocation of assets of that portfolio to securities with higher growth potential and, correspondingly, more risk, such as small capitalization stocks. Conversely, the shorter the average life expectancy of the target class of investors in a Tomorrow Funds portfolio, the greater the emphasis on current income and capital preservation of assets and, therefore, the greater the allocation of assets of that portfolio to fixed-income securities. Each Tomorrow Funds portfolio will be managed more conservatively as the average age of its target class of investors increases.

     Weiss, Peck & Greer, L.L.C. is the investment adviser for the Tomorrow Funds portfolios. Tomorrow Funds include other portfolios which are not available under this Prospectus as funding vehicles for the Contracts. More detailed information regarding management of the funds, investment objectives, investment advisory fees and other charges assesed by the Tomorrow Funds, are contained in the prospectuses of the Tomorrow Funds, included with this Prospectus.

     There is no assurance that the investment objectives of the Portfolios will be met.


     The shares of Alliance Funds, Fidelity Funds, Dreyfus Fund, the Dreyfus Stock Index Fund, and Van Eck Funds are sold not only to the Variable Account, but may be sold to other separate accounts of the Company that fund benefits under variable annuity and variable life policies. The shares of the Funds are also sold to separate accounts of other insurance companies. It is conceivable that in the future it may become disadvantageous for variable life and variable annuity separate accounts to invest in the same underlying mutual fund. Although neither we nor Alliance Funds, Fidelity Funds, Dreyfus Fund, the Dreyfus Stock Index Fund, and Van Eck Funds currently perceive or anticipate any such disadvantage, the Funds will monitor events to determine whether any material conflict exists between variable annuity Owners and variable life Owners.

     Material conflicts could result from such occurrences as: (1) changes in state insurance laws; (2) changes in federal income tax law; (3) changes in the investment management of any Fund; or (4) differences between voting instructions given by variable annuity Owners and those given by variable life Owners. In the event of a material irreconcilable conflict, we will take the steps necessary to protect our variable annuity and variable life Owners. This could include discontinuance of investment in a Fund.

     Each Fund sells and redeems its shares at Net Asset Value without any sales charge. Any dividends or distributions from security transactions of a Fund are reinvested at Net Asset Value in shares of the same Portfolio; however, there are sales and additional charges associated with the purchase of the Contracts.

     Further information about the Funds and the managers is contained in the accompanying prospectuses, which You should read in conjunction with this prospectus.

Substitution of Securities

     If investment in a Subaccount should no longer be possible or, if in Our judgment, becomes inappropriate to the purposes of the Contracts, or, if in Our judgment, investment in another

Subaccount or separate account is in the interest of Owners, We may substitute another Subaccount separate account. No substitution may take place without notice to Owners and prior approval of the SEC and insurance regulatory authorities, to the 1940 Act and applicable law.

Voting Rights

     The Funds do not hold regular meetings of shareholders. The Directors of a Fund may call Special Meetings of Shareholders for action by shareholder vote as may be required by the Investment Company Act of 1940 or the Articles of Incorporation of a Fund. In accordance with its view of present applicable law, the Company will vote the shares of a Fund held in the Variable Account at special meetings of the shareholders of the Fund in accordance with instructions received from persons having the voting interest in the Variable Account. The Company will vote shares for which it has not received instructions from Owners and those shares which it owns in the same proportion as it votes shares for which it has received instructions from Owners.

     The number of shares which a person has a right to vote will be determined as of a date to be chosen by the Company not more than sixty (60) days prior to the meeting of a Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to such meeting. The person having such voting rights will be the Owner before the Annuity Date, and thereafter, the payee entitled to receive payments under the Contract. During the Annuity Period, voting rights attributable to a Contract will generally decrease as the Contract Value attributable to an Annuitant decreases.

     The voting rights relate only to amounts invested in the Variable Account. There are no voting rights with respect to funds invested in the General Account.



Allocation Of Purchase Payments to Sub-accounts

     Initial purchase payments are allocated to the Sub-account(s) selected by the Owner in the application except that in those states which require the Company to deduct premium taxes upon receipt of a purchase payment the Company will deduct the premium tax prior to allocating the purchase payment to such Sub-account(s). The selection must specify a percentage for each Sub-account that is a whole number, and must be either 0% or a number equal to or greater than 10%. Subsequent purchase payments under flexible premium Contracts may be made at any time prior to the Annuity Date and will be allocated to the Sub-accounts selected by the Owner. If no selection is made, subsequent purchase payments will be allocated to the Sub-account(s) selected by the Owner according to the most recent selection request received at the Company's Office. At the time of the allocation the purchase payment is divided by the value of the Accumulation Unit for the particular Sub-account for the Valuation Period during which such allocation occurs to determine the number of Accumulation Units attributable to the purchase payment.

     The initial purchase payment under an IRA plan will be allocated to the Money Market Sub-account until the expiration of twenty (20) days from the day the Contract is mailed from the Company's office. Thereafter, the Contract Value shall be reallocated in accordance with instructions specified in the application. In the case of flexible premium Contracts, subsequent purchase payments will be directly allocated to the Sub-account(s) selected by the Owner according to the most recent selection request received at the Company's Office.

Transfer Of Contract Values

     Before the Annuity Date, the Owner may transfer, by written request or telephone authorization, Contract Values from one Sub-account to another Sub-account, subject to the following conditions:

     (a) the amount transferred from any Sub-account must be at least $1,000 (or the entire Sub-account value, if less);
     (b) if less than $1,000 would remain in the Sub-account after the transfer, the Company will transfer the entire amount in the Sub-account;

     (c) the Company may reject any more than twelve (12) transfer requests per Contract Year; and

     (d) The Company will deduct any transfer charge assessed on the transaction.

              The Company is currently not assessing a transfer fee for the first twelve (12) transfers per Contract Year. The Company is assessing a transfer fee of $10 per transfer thereafter. The Company may increase the transfer fee to an amount not to exceed $30 per transfer. The transfer fee will be deducted from either the Sub-account which is the source of the transfer or from the amount transferred if the entire value in the Sub-account is transferred. (See also "Appendix - General Account").

     Transfer by telephone is authorized by and described in the application for the Contract. The Company will undertake reasonable procedures to confirm that instructions communicated by telephone are genuine. All calls will be recorded. All transfers performed by telephone authorization will be confirmed in writing to the Contract Owner. The Company is not liable for any loss, cost, or expense for action on telephone instructions which are believed to be genuine in accordance with these procedures.

     After the Annuity Date, the payee of the annuity payments may transfer the Contract Value allocated to the Variable Account from one Sub-account to another Sub-account. However, the Company reserves the right to refuse any more than one transfer per month. The transfer fee is the same as before the Annuity Date. This transfer fee will be deducted from the next annuity payment after the transfer. If following the transfer, the units remaining in the Sub-account would generate a monthly payment of less than $100, then the Company may transfer the entire amount in the Sub-account.

     Once the transfer is effected, the Company will recompute the number of Annuity Units for each Sub-account. The number of Annuity Units for each Sub-account will remain the same for the remainder of the payment period unless the payee requests another change.


                             CHARGES AND DEDUCTIONS

     Various charges and deductions are made from Contract Values and the Variable Account. These charges and deductions are as follows:

Deduction for Premium and Other Taxes

     Any premium or other taxes levied by any governmental entity with respect to the Contracts will be charged against the purchase payments or Contract Value. Premium taxes currently imposed by certain states on the Contracts range from 0% to 3.5% of premiums paid. Some states assess premium taxes at the time purchase payments are made; others assess premium taxes at the time of annuitization. Premium taxes are subject to being changed or amended by state legislatures, administrative interpretations or judicial acts.

     The Company will also deduct from any amount payable under the Contracts any income taxes a governmental authority requires the Company to withhold with respect to that amount.

Deduction for Mortality and Expense Risk Charge

     The Company deducts for each Valuation Period a Mortality and Expense Risk Charge which is equal on an annual basis to 1.25% of the average daily net asset value of the Variable Account (consisting of approximately .90% for mortality risks and approximately .35% for expense risks). The mortality risks assumed by the Company arise from its contractual obligation to make annuity payments after the Annuity Date for the life of the Annuitant, to waive the Deferred Sales Charge in the event of the death of the Annuitant and to provide the death benefit prior to the Annuity Date. The expense risk assumed by the Company is that the costs of administering the Contracts and the Variable Account will exceed the amount received from any Administrative Charge.

     If the Mortality and Expense Risk Charge is insufficient to cover the actual costs, the loss will be borne by the Company. Conversely, if the amount deducted proves more than sufficient, the excess will be profit to the Company.

     The Mortality and Expense Risk Charge is guaranteed by the Company and cannot be increased.

     The Mortality and Expense Risk Charge is deducted during the Accumulation Period and after the Annuity Date.

     The Company currently offers annuity payment options that are based on a
life contingency. (See "Annuity Period - Annuity Options" on page     .) It is
possible that in the future the Company may offer additional payment options which are not based on a life contingency. If this should occur and if a Owner should elect a payment option not based on a life contingency, the Mortality and Expense Risk Charge is still deducted but the Owner receives no benefit from it.

Deduction for Deferred Sales Charge


     In the event that an Owner makes a withdrawal in excess of the Free Withdrawal Amount for the first withdrawal in a Contract Year, or makes subsequent withdrawals in a Contract Year, other than by way of the Systematic Withdrawal Program (See "Withdrawals-Systematic Withdrawal Program" on page _____), a Deferred Sales Charge may be imposed. The Free Withdrawal Amount for flexible premium Contracts is equal to 10% of the purchase payments paid, less any prior withdrawals at the time of withdrawal; however, the Deferred Sales Charge applies only to those purchase payments received within six (6) years of the date of surrender. (See, however, "Purchasing a Contract - Discount Purchase Programs" on page ____.) The Free Withdrawal Amount for a single premium Contract is equal to 10% of the Contract Value at the time of withdrawal.


     The Deferred Sales Charge will vary in amount depending upon the time which has elapsed since the date on which the purchase payment was made. In calculating the Deferred Sales Charge purchase payments are allocated to the amount surrendered on a first-in, first out basis. The amount of any withdrawal which exceeds the Free Withdrawal Amount will be subject to the following charge:

                                                            Applicable Deferred
                                                                Sales Charge
Single Premium Contracts    Flexible Premium Contracts           Percentage
------------------------    --------------------------      --------------------
     Contract Year 1                Premium Year 1                    6%
     Contract Year 2                Premium Year 2                    5%
     Contract Year 3                Premium Year 3                    4%
     Contract Year 4                Premium Year 4                    3%
     Contract Year 5                Premium Year 5                    2%
     Contract Year 6                Premium Year 6                    1%
     Contract Year 7                Premium Year 7                    None
      and thereafter                 and thereafter


     The aggregate Deferred Sales Charges paid with respect to a Contract shall not exceed 8.5% of the purchase payments for such Contract.

     The Deferred Sales Charge is intended to reimburse the Company for expenses incurred which are related to Contract sales. The Company does not expect the proceeds from the Deferred Sales Charge to cover all distribution costs. To the extent such charge is insufficient to cover all distribution costs, the Company may use any of its corporate assets, including potential profit which may arise from the Mortality and Expense Risk Charge, to make up any difference.

     Certain restrictions on surrenders are imposed on Contracts issued in connection with retirement plans which qualify under Code Section 403(b) (a
"403(b) Plan"). (See "Taxes - 403(b) Plans" on page     .)

Deduction for Administrative Charge

     The Company deducts for each Valuation Period a daily Administrative Charge which is equal on an annual basis to .15% of the average daily net asset value of the Variable Account. The Company also deducts an annual Administrative Charge which is currently $30 per year, from the Contract Value. The Company may increase the annual Administrative Charge to an amount not to exceed $100 per year. The Administrative Charges are designed to reimburse the Company for the costs it incurs relating to maintenance of the Contract and the Variable Account.

     The daily Administrative Charge is deducted during the Accumulation Period and after the Annuity Date.

     Prior to the Annuity Date, the annual Administrative Charge is deducted from the Contract Value on each Contract Anniversary. If the Annuity Date is a date other than a Contract Anniversary, the Company will also deduct a pro-rata portion of the annual Administrative Charge from the Contract Value for the fraction of the Contract Year preceding the Annuity Date.

     The annual Administrative Charge is also deducted in full on the date of any total withdrawal. The annual Administrative Charge will be deducted from each Sub-account of the Variable Account in the proportion that the value of each Sub-account attributable to the Contract bears to the total Contract Value.

     After the Annuity Date, the annual Administrative Charge is deducted on a pro-rata basis from each annuity payment and is guaranteed to remain at the same amount as at the Annuity Date.

Deduction for Income Taxes

     The Company deducts from the Contract Value and/or the Variable Account any Federal income taxes resulting from the operation of the Variable Account. The Company does not currently anticipate incurring any income taxes.

Other Expenses

     There are deductions from and expenses paid out of the assets of the Fund which are described in the accompanying Prospectuses for the Funds.

                         ADMINISTRATION OF THE CONTRACTS

     While the Company has primary responsibility for all administration of the Contracts and the Variable Account, it has retained the services of Delaware Valley Financial Services, Inc. ("DVFS") pursuant to an administrative agreement. Such administrative services include issuance of the Contracts and maintenance of Contract Owners' records. DVFS serves as the administrator to various insurance companies offering variable contracts.

                           RIGHTS UNDER THE CONTRACTS

     The Owner has all rights and may receive all benefits under the Contract. The Owner is named in the application. Ownership may be changed prior to the Annuity Date through the submission of written notification of the change to the Company on a form acceptable to the Company. On and after the Annuity Date, the Annuitant and Owner shall be one in the same person , unless otherwise provided for. In the case of Contracts issued in connection with an IRA, the Owner must be the Annuitant.

     The Owner's spouse is the only person eligible to be the Contingent Owner. (See "Death Benefit - Death of the Owner" on page .) Any new choice of Annuitant or Contingent Owner will automatically revoke any prior choices.

     The Owner may, except in the case of a Contract issued in connection with either an IRA or a 403(b) Plan, assign a Contract at any time before the Annuity Date and while the Annuitant is alive. A copy of any assignment must be filed with the Company. The Company is not responsible for the validity of any assignment. If the Contract is assigned, the rights of the Owner and those of any revocable Beneficiary will be subject to the assignment. An assignment will not affect any payments the Company may make or action it may take before it is recorded. Inasmuch as an assignment or change of ownership may be a taxable event, Owners should consult competent tax advisers should they wish to assign their Contracts.

   The Contract may be modified only with the consent of the Owner, except as may be required by applicable law.


                                 ANNUITY PERIOD

Annuity Benefits

     If the Annuitant and Owner are alive on the Annuity Date, the Company will begin making payments to the Annuitant under the annuity option or options the Owner has chosen.

     The Owner may choose or change an annuity payment option by making a written request at least thirty (30) days prior to the Annuity Date.

     The amount of the payments will be determined by applying the Contract Value on the Annuity Date. The amount of the annuity payments will depend on the age of the payee at the time the settlement contract is issued. At the Annuity Date the Contract Value in each Sub-account will be applied to the applicable annuity tables contained in the Contract. The amount of the Sub-account annuity payments are determined through a calculation described in the Section captioned "Annuity Provisions" in the Statement of Additional Information.

Annuity Date

     The Annuity Date for the Annuitant is:

     (a) the first day of the calendar month following the later of the Annuitant's 85th birthday or the 10th Contract
            Anniversary; or

     (b)    such earlier date as may be set by applicable law.

     The Owner may designate an earlier date in the application or may change the Annuity Date by making a written request at least thirty (30) days prior to the Annuity Date being changed. However, any Annuity Date must be:

     (a)    no later than the date defined in (a) above; and

     (b)    the first day of a calendar month.

Annuity Options

     The Owner may choose to receive annuity payments which are fixed, or which are based on the Variable Account, or a combination of the two. If the Owner elects annuity payments which are based on the Variable Account, the amount of the payments will be variable. The Owner may not transfer Contract Values between the General Account and the Variable Account after the Annuity Date, but may, subject to certain conditions, transfer Contract Values from one Sub-account to another Sub-account. (See "The Variable Account - Transfer of Contract Values" on page .)

     If the Owner has not made any annuity payment option selection at the Annuity Date, the Contract Value will be applied to purchase Option 2 fixed basis annuity payments and Option 2 variable basis annuity payments, in proportion to the amount of Contract Value in the General Account and the Variable Account, respectively.

     The annuity payment options are:

     Option 1: Life Income. The Company will pay an annuity during the lifetime of the payee.

     Option 2: Life Income with 10 Years of Payments Guaranteed. The Company will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for less than 10 years:

     (a) payments will be continued during the remainder of the period to the successor payee;

     (b) the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this Option; or

     (c) the guaranteed period will not in the case of Contracts issued in connection with an IRA exceed the life expectancy of the Annuitant at the time the first payment is due.

     Option 3: Joint and Last Survivor Income. The Company will pay an annuity for as long as either the payee or a designated second person is alive. In the event that the Contract is issued in connection with an IRA, the payments in this Option will be made only to the Annuitant and the Annuitant's spouse.

     The annuity payment options are more fully explained in the Statement of Additional Information. The Company may also offer additional options at its own discretion.

Annuity Payments

     If the Contract Value applied to annuity payment options is less than $2,000, the Company has the right to pay the amount in a lump sum in lieu of annuity payments. The Company makes all other annuity payments monthly. However, if the total monthly annuity payment would be less than $100 the Company has the right to make payments semi-annually or annually.

     If fixed annuity payments are selected, the amount of each fixed payment is determined by multiplying the Contract Value allocated to purchase fixed annuity payments by the factor shown in the annuity table specified in the Contract for the option selected, divided by 1,000.

     If variable annuity payments are selected, the Annuitant receives the value of a fixed number of Annuity Units each month. The actual dollar amount of variable annuity payments is dependent upon: (i) the Contract Value at the time of annuitization; (ii) the annuity table specified in the Contract; (iii) the Annuity Option selected; (iv) the investment performance of the Sub-account selected; and (v) the pro-rata portion of the annual Administrative charge.

     The annuity tables contained in the Contract are based on a 5% assumed investment rate. If the actual net investment rate exceeds 5%, payments will increase. Conversely, if the actual rate is less than 5%, annuity payments will decrease.


                                  DEATH BENEFIT
Death Benefit

     If the Annuitant (or Owner, if applicable) dies before the Annuity Date, the Company will pay a death benefit equal to the greater of: (a) the purchase payments paid less withdrawals; (b) the Contract Value; or, (c) the greatest Contract Value at any sixth contract anniversary increment (i.e., sixth, twelfth, eighteenth, etc.) plus any additional purchase payment paid less any subsequent withdrawals.

     Before the Company will pay any death benefit, the Company will require due proof of death. The Company will determine the value of the death benefit as of the Valuation Period following receipt of due proof of death at the Company's Office. The Company will pay the death benefit to the Beneficiary in accordance with any applicable laws governing the payment of death proceeds.

     Payment of the death benefit may be made in one lump sum or applied under one of the annuity payment options. (See "Annuity Period - Annuity Options" on page .) The Owner may by written request elect that any death benefit of at least $2,000 be received by the Beneficiary under an annuity payment option. (See "Annuity Period - Annuity Options" on page .) If no payment option had been selected by the Owner, the Beneficiary has sixty (60) days in which to make a written request to elect either a lump sum payment or any annuity payment option. Any lump sum payment will be made within seven (7) days after the Company has received due proof of death and the written election of the Beneficiary, unless a delay of payments provision is in effect. (See Statement of Additional Information - "General Information Delay of Payments.")

Death of the Owner

     If an Owner dies before the Annuity Date, the entire Contract Value must be distributed within five (5) years of the date of death, unless:

     (a)          it is payable over the lifetime of a designated
                  Beneficiary with distributions beginning within one (1) year of the date of death; or

     (b) the Contingent Owner, if any, continues the Contract in his or her own name.

     In the case of Contracts issued in connection with an IRA plan, the Beneficiary or Contingent Owner may elect to accelerate these payments. Any method of acceleration chosen must be approved by the Company.

     If the Owner dies after the Annuity Date, distribution will be as provided in the annuity payment option selected.


                              PURCHASING A CONTRACT

Application

     In order to acquire a Contract, an application provided by the Company must be completed and submitted to the Company's Office for acceptance. The Company must also receive the initial purchase payment. Upon acceptance, the Contract is issued to the Owner and the purchase payment is then credited to the Variable Account and converted into Accumulation Units, except in those states where the applicable premium tax is deducted from the purchase payment. (See Allocation of Purchase Payment to Sub-accounts" on page .) If the application for a Contract is in good order, the Company will apply the purchase payment to the Variable Account and credit the Contract with Accumulation Units within two (2) business days of receipt. In addition to the underwriting requirements of the Company, good order means that the Company has received federal funds (monies credited to a bank's account with its regional Federal Reserve Bank). If the application for a Contract is not in good order, the Company will attempt to get it in good order within five (5) business days or the Company will return the application and the purchase payment, unless the prospective owner specifically consents to the Company's retaining them until the application is made complete.

Purchase Payments

     The minimum initial purchase payment is $5,000 for Non-Qualified Contracts and $2,000 for a Contract purchased in connection with an IRA or 403(b) Plan.


     Owners of flexible premium Contracts may make additional purchase payments prior to the Annuity Date. The minimum additional purchase payment the Company will accept is $1,000. The Company reserves the right to refuse to accept any additional purchase payments.


Discount Purchase Programs

     Purchases made by officers, directors and employees of either the Company, an affiliate of the Company or any individual, firm or company that has executed the necessary agreements to sell the Contracts and members of each of their immediate families will not be subject to the Deferred Sales Charge. (See "Charges and Deductions - Deduction for Deferred Sales Charge" on page _____.) Such purchases include retirement accounts and must be for accounts in the name of the individual or qualifying family member.

Distributor

     AIG Equity Sales Corp. ("AESC"), formerly known as American International Fund Distributors, Inc., 80 Pine Street, New York, New York, acts as the distributor of the Contracts. AESC is a wholly-owned subsidiary of American International Group, Inc. and an affiliate of the Company.

     Commissions not to exceed 6% of purchase payments will be paid to registered representatives of AESC and other entities which sell the Contracts. Additional payments may be made for other services not directly related to the sale of the Contracts, including the recruitment and training of personnel, production of promotional literature, and similar services.

     Under the Glass-Steagall Act and other laws, certain banking institutions may be prohibited from distributing variable annuity contracts. If a bank were prohibited from performing certain agency or administrative services and receiving fees from AESC, Owners who purchased Contracts through the bank would be permitted to retain their Contracts and alternate means for servicing those Owners would be sought. It is not expected, however, that Owners would suffer any loss of services or adverse financial consequences as a result of any of these occurrences.


                                 CONTRACT VALUE

     The Contract Value is the sum of the value of all Sub-account Accumulation Units attributable to the Contract and amounts contributed to a guarantee period of the General Account. (See "Appendix-General Account Option"). The value of an Accumulation Unit will vary from Valuation Period to Valuation Period. The value of an Accumulation Unit is determined at the end of the Valuation Period and reflects the investment earnings, or loss, and the deductions for the Valuation Period.


                                   WITHDRAWALS
Partial Withdrawal

     The Owner may partially withdraw Contract Value from the Contract prior to the Annuity Date. Any partial withdrawal is subject to the following conditions:

     (a)          the Company must receive a written request;

     (b)          the amount requested must be at least $500;

     (c)          any applicable Deferred Sales Charge will be deducted;

     (d) the amount withdrawn will be the sum of the amount requested and the amount of any applicable Deferred Sales Charge; and

     (e) the Company will deduct the amount requested plus any Deferred Sales Charge from each Sub-account of the Variable Account either as specified or in the proportion that the Sub-account bears to the total Contract Value.

Systematic Withdrawal Program

     During the Accumulation Period an Owner may at any time elect in writing to take systematic withdrawals from one or more of the Sub-accounts or from a guarantee period of the General Account (See "Appendix-General Account Option") for a period of time not to exceed 12 months. In order to initiate this program, the amount to be systematically withdrawn must be equal to or greater than $200 provided that the Contract Value is equal to or greater than $24,000 and the amount to be withdrawn does not exceed the Free Withdrawal Amount. Systematic withdrawals will be made without the imposition of the Deferred Sales Charge. Systematic withdrawals may occur monthly or quarterly.

     The systematic withdrawal program may be canceled at any time by written request or automatically should the Contract Value fall below $1,000. In the event the systematic withdrawal program is canceled, the Owner may not elect to participate in such program until the next Contract Anniversary.

     An Owner may change once per Contract Year the amount or frequency subject to be withdrawn on a systematic basis.

     The systematic withdrawal program is annually renewable, although the limitations set forth above shall continue to apply.

     The Free Withdrawal Amount (see "Charges and Deductions Deduction for Deferred Sales Charge" on page ) and Dollar Cost Averaging (See Statement of Additional Information-"General Information- Transfers") are not available while a Owner is receiving systematic withdrawals. A Owner will be entitled to the Free Withdrawal Amount and Dollar Cost Averaging on and after the Contract Anniversary next following the termination of the systematic withdrawal program.

     Implementation of the systematic withdrawal program may subject a Owner to adverse tax consequences, including a 10% tax penalty tax. (See "Taxes - Taxation of Annuities in General" on page for a discussion of the tax consequences of withdrawals.)

Total Withdrawal

     The Owner may withdraw the entire Contract Value prior to the Annuity Date. A total withdrawal will cancel the Contract. The total withdrawal value is equal to the Contract Value next calculated after receipt of the written withdrawal request, less any applicable Deferred Sales Charge, less the annual Administrative Charge and less any applicable premium taxes, and, less any applicable charges assessed to amounts in the General Account. (See "Charges and Deductions" on page and "Appendix-General Account Option".)

Payment of Withdrawals

     Any Contract Values withdrawn will be sent to the Owner within seven (7) days of receipt of the written request, unless the Delay of Payments provision is in effect. (See Statement of Additional Information - "General Information - Delay of Payments.") (See "Taxes - Taxation of Annuities in General" on page for a discussion of the tax consequences of withdrawals.)

     The Company reserves the right to ensure that a Owner's check or other form of purchase payment has been cleared for payment prior to processing any withdrawal or redemption request occurring shortly after a purchase payment.

     Certain restrictions on withdrawals are imposed on Contracts issued in connection with 403(b) Plans. (See "Taxes - 403(b) Plans" on page .)


                                      TAXES
Introduction

     The Contracts are designed to accumulate Contract Values with retirement plans which, except for IRAs and 403(b) Plans, are generally not tax-qualified plans ("Qualified Plans"). The ultimate effect of Federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefits to the Owner, Annuitant or Beneficiary depend on the Company's tax status and upon the tax and employment status of the individual concerned. Accordingly, each potential Owner should consult a competent tax adviser regarding the tax consequences of purchasing a Contract.

     The following discussion is general in nature and is not intended as tax advice. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion is based upon the Company's understanding of the Federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of the Federal income tax laws, the Treasury Regulations, or the current interpretations by the Internal Revenue Service (the "Service"). For a discussion of Federal income taxes as they relate to the Fund, please see the accompanying Prospectus for the Fund.

Company Tax Status

     The Company is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, as amended (the "Code"). Since the Variable Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the Contract Value. Under existing Federal income tax law, the Variable Account's investment income, including realized net capital gains, is not taxed to the Company. The Company reserves the right to make a deduction for taxes from the assets of the

Variable Account should they be imposed with respect to such items in the future.

Taxation of Annuities in General - Non-Qualified Plans

     Code Section 72 governs the taxation of annuities. In general, a Owner is not taxed on increases in value under a Contract until some form of withdrawal or distribution is made under the Contract. However, under certain circumstances, the increase in value may be subject to tax currently. (See "Contracts Owned by Non-Natural Persons," and "Diversification Standards".)

     Withdrawals prior to the Annuity Date

     Code Section 72 provides that a total or partial withdrawal from a Contract prior to the Annuity Date will be treated as taxable income to the extent the amounts held under the Contract on the date of withdrawal exceed the "investment in the contract," as that term is defined under the Code. The "investment in the contract" can generally be described as the cost of the Contract. It generally constitutes the sum of all purchase payments made for the contract less any amounts received under the Contract that are excluded from gross income. The taxable portion is taxed as ordinary income. For purposes of this rule, a pledge or assignment of a Contract is treated as a payment received on account of a partial withdrawal of a Contract.

Withdrawals on or after the Annuity Date

     Upon receipt of a lump sum payment or an annuity payment under the Contract, the recipient is taxed on the portion of the payment that exceeds the investment in the Contract. Ordinarily, the taxable portion of payments under the Contract will be taxed as ordinary income.

     For fixed annuity payments, the taxable portion of each payment is generally determined by using a formula known as the "exclusion ratio", which establishes the ratio that the investment in the Contract bears to the total expected amount of annuity payments for the term of the Contract. That ratio is then applied to each payment to determine the nontaxable portion of the payment. The remaining portion of each payment is taxed as ordinary income. For variable annuity payments, the taxable portion is determined by a formula which establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the Contract by the total number of expected periodic payments. The remaining portion of each payment is taxed as ordinary income.

     The Company is obligated to withhold Federal income taxes from certain payments unless the recipient elects otherwise. Prior to the first payment, the Company will notify the payee of the right to elect out of withholding and will furnish a form on which the election may be made. The payee must properly notify the Company of that election in advance of the payment in order to avoid withholding.

Penalty Tax on Certain Withdrawals

     With respect to amounts withdrawn or distributed before the taxpayer reaches age 59 1/2, a 10% penalty tax is imposed upon the portion of such amount which is includable in gross income. However, the penalty tax will not apply to withdrawals: (i) made on or after the death of the Owner (or where the Owner is not an individual, the death of the "primary annuitant", who is defined as the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract); (ii) attributable to the taxpayer's becoming totally disabled within the meaning of Code Section 72(m)(7); (iii) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (iv) allocable to investment in the Contract before August 14, 1982; (v) under a qualified funding asset (as defined in Code
Section 130(d)); (vi) under an immediate annuity contract; or (vii) that are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

     If the penalty tax does not apply to a withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year in which the modification occurs will be increased by an amount equal to the tax that would have been imposed but for item (iii) above as determined under Treasury Regulations, plus interest for the deferral period. The foregoing rule applies if the modification takes place: (a) before the close of the period which is five years from the date of the first payment and after the taxpayer attains age 59 1/2; or (b) before the taxpayer reaches age 59 1/2.

Assignments

     Any assignment or pledge of the Contract as collateral for a loan may result in a taxable event and the excess of the Contract Value over purchase payments will be taxed to the assignor as ordinary income. Please consult your tax adviser prior to making an assignment of the Contract.

Distribution-at-Death Rules

     In order to be treated as an annuity contract for Federal income tax purposes, a Contract must generally provide for the following two distribution rules: (i) if the Owner dies on or after the Annuity Date, and before the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as quickly as the method in effect on the Owner's death; and (ii) if a Owner dies before the Annuity Date, the entire interest must generally be distributed within five years after the date of death. To the extent such interest is payable to a designated Beneficiary, however, such interest may be annuitized over the life of that Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, so long as distributions commence within one year after the date of death. If the Beneficiary is the spouse of the Owner, the Contract may be continued unchanged in the name of the spouse as Owner.

     If the Owner is not an individual, the "primary annuitant" (as defined under the Code) is considered the Owner. In addition, when the Owner is not an individual, a change in the primary annuitant is treated as the death of the Owner.

Gifts of Contracts

     Any transfer of a Contract prior to the Annuity Date for less than full and adequate consideration will generally trigger tax on the gain in the Contract. The transferee will receive a step-up in basis for the amount included in the transferor's income. This provision, however, does not apply to those transfers between spouses or incident to a divorce which are governed by Code Section 1041(a).

Contracts Owned by Non-Natural Persons

     If the Contract is held by a non-natural person (for example, a corporation or trust) the Contract is generally not treated as an annuity contract for Federal income tax purposes, and the income on the Contract (generally the excess of the Contract Value over the purchase payments) is includable in income each year. The rule does not apply where the non-natural person is only the nominal owner such as a trust or other entity acting as an agent for a natural person. The rule also does not apply when the Contract is acquired by the estate of a decedent, when the Contract is held under certain qualified plans, when the Contract is a qualified funding asset for structured settlements, when the Contract is purchased on behalf of an employee upon termination of a qualified plan, and in the case of an immediate annuity.

Section 1035 Exchanges

     Code Section 1035 provides that no gain or loss shall be recognized on the exchange of an annuity contract for another annuity contract. A replacement contract obtained in a tax-free exchange of contracts succeeds to the status of the surrendered contract. Special rules and procedures apply to Code Section 1035 transactions. Prospective owners wishing to take advantage of Code Section 1035 should consult their tax advisers.

Multiple Contracts

     Annuity contracts that are issued by the same company (or affiliate) to the same Owner during any calendar year will be treated as one annuity contract in determining the amount includable in the taxpayer's gross income. Thus, any amount received under any such contract prior to the contract's annuity starting date will be taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts. The Treasury has broad regulatory authority to prevent avoidance of the purposes of this aggregation rule. It is possible that, under this authority, Treasury may apply this rule to amounts that are paid as annuities (on or after the starting date) under annuity contracts issued by the same company to the same Owner during any calendar year period. In this case, annuity payments could be fully taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts and regardless of whether any amount would otherwise have been excluded from income. Owners should consult a tax adviser before purchasing more than one Contract or other annuity contracts.

Diversification Standards

     To comply with the diversification regulations promulgated under Code
Section 817(h) (the "Diversification Regulations"), after a start-up period, each Sub-account is required to diversify its investments. The Diversification Regulations generally require that on the last day of each quarter of a calendar year no more than 55% of the value of the assets of a Sub-account is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. A "look-through" rule applies so that an investment in the Fund is not treated as one investment but is treated as an investment in a pro-rata portion of each underlying asset of the Fund. All securities of the same issuer are treated as a single investment. In the case of government securities, each Government agency or instrumentality is treated as a separate issuer.

     In connection with the issuance of the proposed and temporary version of the Diversification Regulations, Treasury announced that such regulations do not provide guidance concerning the extent to which Owners may direct their investments to particular divisions of a separate account. It is possible that if and when additional regulations or IRS pronouncements are issued, the Contract may need to be modified to comply with such rules. For these reasons, the Company reserves the right to modify the Contract, as necessary, to prevent the Owner from being considered the owner of the assets of the Variable Account.

     The Company intends to comply with the Diversification Regulations to assure that the Contracts continue to be treated as annuity contracts for Federal income tax purposes.

Qualified Plans

     The Contracts may be used to create an IRA. The Contracts are also available for use in connection with a previously established 403(b) Plan. No attempt is made herein to provide more than general information about the use of the Contracts with IRAs or 403(b) Plans. The information herein is not intended as tax advice. A prospective Owner considering use of the Contract to create an IRA or in connection with a 403(b) Plan should first consult a competent tax adviser with regard to the suitability of the Contract as an investment vehicle for their qualified plan.

     While the Contract will not be available in connection with retirement plans designed by the Company which qualify for the federal tax advantages available under Sections 401 and 457 of the Code, a Contract can be used as the investment medium for an individual Owner's separately qualified retirement plan. Under amendments to the Internal Revenue Code which became effective in 1993, distributions from a qualified plan (other than non-taxable distributions representing a return of capital, distributions meeting the minimum distribution requirement, distributions for the life or life expectancy of the recipient(s) or distributions that are made over a period of more than 10 years) are eligible for tax-free rollover within 60 days of the date of distribution, but are also subject to federal income tax withholding at a 20% rate unless paid directly to another qualified plan. If the recipient is unable to take full advantage of the tax-free rollover provisions, there may be taxable income, and the imposition of a 10% penalty if the recipient is under age 59 1/2. A prospective Owner considering use of the Contract in this manner should consult a competent tax adviser with regard to the suitability of the Contract for this purpose and for information concerning the provisions of the Code applicable to qualified plans.

Individual Retirement Annuities

     Section 408 of the Code permits eligible individuals to contribute to an IRA. Contracts issued in connection with an IRA are subject to limitations on eligibility, maximum contributions, and time of distribution. Distributions from certain retirement plans qualifying for federal tax advantages may be rolled over into an IRA. Sales of the Contracts for use with IRAs are subject to special requirements imposed by the Service, including the requirement that informational disclosure be given to each person desiring to establish an IRA. The IRAs offered by this Prospectus are not available in all states.

403(b) Plans

     Code Section 403(b)(11) imposes certain restrictions on a Owner's ability to make partial withdrawals from Code Section 403(b) Contracts, if attributable to purchase payments made under a salary reduction agreement. Specifically, Code
Section 403(b)(11) allows a Owner to make a surrender or partial withdrawal only
(a) when the employee attains age 59 1/2, separates from service, dies, or becomes disabled (as defined in the Code), or (b) in the case of hardship. In the case of hardship, only an amount equal to the purchase payments may be withdrawn. In addition, under Code Section 403(b) the employer must comply with certain non-discrimination requirements. Owners should consult their employers to determine whether the employer has complied with these rules. The 403(b) Plan offered by this Prospectus is not available in all states.

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

                                                                        Page

General Information..................................................
     The Company.....................................................
     Independent Accountants.........................................
     Legal Counsel...................................................
     Distributor.....................................................
     Calculation of Performance Related Information..................
     Delay of Payments...............................................
     Transfers.......................................................
Method of Determining Contract Values................................
Annuity Provisions...................................................
Annuity Benefits.....................................................
     Annuity Options.................................................
     Variable Annuity Payment Values.................................
     Annuity Unit....................................................
     Net Investment Factor...........................................
     Additional Provisions...........................................
Financial Statements.................................................

                                    APPENDIX

GENERAL ACCOUNT OPTION

     Under the General Account option, Contract Values are held in the Company's General Account. Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 nor is the General Account registered as an investment company under the Investment Company Act of 1940. The Company understands that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus relating to the General Account portion of the Contract. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. The General Account option is not available in all states.


     During the Accumulation Period the Owner may allocate amounts to the General Account. The General Account is an account maintained by us into which all of our assets have been allocated other than the assets of the Variable Account and any other separate accounts we maintain. The initial Purchase Payment will be invested in the General Account in accordance with the selection made by the Owner in the application. In the case of flexible premium Contracts, additional Purchase Payments will be allocated to General Account in accordance with the selection made by the Owner in the application or the most recent selection received at the Company Office, unless otherwise specified by the Owner. If the Owner elects to withdrawal amounts from the General Account such withdrawal, except as otherwise provided in this Appendix, will be subject to the same conditions as imposed on withdrawals from the Variable Account. The Company reserves the right to delay any payment from the General Account for up to six (6) months from the date it receives such request at its Office.


INVESTMENTS IN THE GENERAL ACCOUNT

     An allocation of the initial Purchase Payment to a guarantee period must equal the greater of (a) or (b) where: (a) is a percentage that is a whole number, equal to or greater than 10% and (b) is a dollar amount which is equal to or greater than $3,000. Subsequent Purchase Payments under flexible premium Contracts allocated to a guarantee period must be equal to or greater than $3,000. Amounts invested in the General Account are credited with interest on a daily basis at the then applicable effective guarantee rate. The effective guarantee rate is that rate in effect when the Owner allocates or transfers amounts to the General Account. If the Owner has allocated or transferred amounts at different times to the General Account, each allocation or transfer may have a unique effect guarantee rate and guarantee period associated with that amount. We guarantee that the effective guarantee rate will not be changed more than once per year and will not be less than 3%.

GENERAL ACCOUNT TRANSFERS

     During the Accumulation Period the Owner may transfer, by written request or telephone authorization, Contract Values to or from a sub-account of the Variable Account to or from a guarantee period of the General Account at any time, subject to the conditions set out under Transfer of Contract Values Section.

     Prior to the end of a guarantee period the Owner may specify the sub-account(s) of the Variable Account or the applicable guarantee period of the General Account to which the Owner wants the amounts from the General Account transferred at the end of the guarantee period. If the Owner does not notify us prior to the end of the guarantee period, we will apply that amount to a new guarantee period in the General Account, which is then subject to the same conditions as the original guarantee period, including the condition that the amount cannot be transferred out of the General Account until the end of that guarantee period. The effective guarantee rate applicable to the new guarantee period may be different from the effective guarantee rate applicable to the original guarantee period. These transfers will be handled at no charge to the Owner.

MARKET VALUE ADJUSTMENT

     A transfer, withdrawal, payment of a death benefit, or annuitization of amounts allocated to the General Account may be subject to a Market Value Adjustment which will be applied to the amount transferred, withdrawn, paid or annuitized. The Market Value Adjustment is made by multiplying the amount to be transferred, withdrawn, paid or annuitized by the following formula:

     1 + .75 x (A-B) x [N/12], where:

     A            = The  Guaranteed  Interest  Rate  applicable to the guarantee
                  period  of  that  portion  of  proceeds   being   transferred,
                  withdrawn, paid or annuitized.

     B = The Guaranteed Interest Rate currently available for the same length of guarantee period as that remaining in the period applicable to that portion of proceeds being transferred, withdrawn, paid or annuitized. If no such guarantee period exists, the Guaranteed Interest Rate will be calculated by straight line interpolation of the Guaranteed Interest Rates of available guarantee periods.

     N = The number of complete and partial months remaining to the end of the guarantee period applicable to that portion of proceeds being transferred, withdrawn, paid or annuitized.

GUARANTEE PERIODS

     The period(s) for which a guaranteed interest rate is credited is called the Guarantee Period. Guarantee Periods may be offered or withdrawn at the Company's discretion. The initial Guarantee Period(s) and the applicable guaranteed interest rate(s) applicable to the initial Purchase Payment is as shown on the application, unless such purchase payment is made under an IRA plan. At the expiration of any Guarantee Period applicable to all or a portion of the Contract Value, that portion of the Contract Value will be automatically renewed for another Guarantee Period for the same duration as the expired guarantee period and will receive the guaranteed interest rate then in effect for that Guarantee Period. All requests to change a Guarantee Period must be received in writing at the Company's Office no earlier than 30 days prior to the end of the Guarantee Period from which the transfer will be made.

MINIMUM SURRENDER VALUE

     The Minimum Surrender Value for amounts allocated to a guarantee period of the General Account equals the amounts allocated to a Guarantee Period of the General Account paid (less withdrawals) with interest compounded annually at the rate of 3%, reduced by any applicable Deferred Sales Charge.

                                     PART B

                                     PART B
                       STATEMENT OF ADDITIONAL INFORMATION


                       DEFERRED VARIABLE ANNUITY CONTRACTS



                                    issued by



                               VARIABLE ACCOUNT I



                                       and



                           AIG LIFE INSURANCE COMPANY



     THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE DEFERRED VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.


     THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS DATED , CALL OR
WRITE: AIG Life Insurance Company; Attention: Variable Products, One Alico Plaza, 600 King Street, P.O. Box 8718, Wilmington, Delaware 19899, 1-800-340-2765.


         DATE OF STATEMENT OF ADDITIONAL INFORMATION: __________, 1996

                                TABLE OF CONTENTS

                                                                          Page

General Information......................................................
     The Company.........................................................
     Independent Accountants.............................................
     Legal Counsel.......................................................
     Distributor.........................................................
     Calculation of Performance Related Information......................
     Delay of Payments...................................................
     Transfers...........................................................
Method of Determining Contract Values....................................
Annuity Provisions.......................................................
Annuity Benefits.........................................................
     Annuity Options.....................................................
     Variable Annuity Payment Values.....................................
     Annuity Unit........................................................
     Net Investment Factor...............................................
     Additional Provisions...............................................
Financial Statements.....................................................

                               GENERAL INFORMATION

The Company

         A description of AIG Life Insurance Company (the "Company"), and its ownership is contained in the Prospectus. The Company will provide for the safekeeping of the assets of Variable Account I (the "Variable Account").

Independent Accountants

     The audited financial statements of the Company have been audited by Coopers and Lybrand, L.L.P., independent certified public accountants, whose offices are located in Philadelphia, Pennsylvania.

Legal Counsel

     Legal matters relating to the Federal securities laws in connection with the Contracts described herein and in the Prospectus are being passed upon by the law firm of Jorden Burt Berenson & Johnson LLP, Washington, D.C..

Distributor

     AIG Equity Sales Corp. ("AESC"), formerly known as American International Fund Distributors, Inc., a wholly owned subsidiary of American International Group, Inc. and an affiliate of the Company, acts as the distributor. The offering is on a continuous basis. Commissions in the amount of $__________ were paid during 1995, none of which were retained by the Distributor.

Calculation Of Performance Related Information

     A.  Yield and Effective Yield Quotations for the Money Market Sub-account

     The yield quotation for the Money Market Sub-account to be set forth in the Prospectus will be for a given seven day period, and will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Sub-account at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting figure carried to at least the nearest hundredth of one percent.

     Any effective yield quotation for the Money Market Sub-account to be set forth in the Prospectus will be for a given seven day period, carried at least to the nearest hundredth of one percent, and will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Sub-account at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7 and subtracting 1 from the result, according to the following formula:

         EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1)365/7]-1.

For purposes of the yield and effective yield computations, the hypothetical charge reflects all deductions that are charged to all Owner accounts in proportion to the length of the base period. For any fees that vary with the size of the account, the account size is assumed to be the Money Market Sub-account's mean account size. The yield and effective yield quotations do not reflect the Deferred Sales Charge that may be assessed at the time of withdrawal in an amount ranging up to 6% of the purchase payments withdrawn, with the specific percentage applicable to a particular withdrawal depending on the length of time the purchase payment was held under the Contract and whether withdrawals had been previously made during that Contract Year. (See "Charges and Deductions - Deduction for Deferred Sales Charge" on page of the Prospectus) No deductions or sales loads are assessed upon annuitization under the Contracts. Realized gains and losses from the sale of securities and unrealized appreciation and depreciation of the Money Market Sub-account and the Fund are excluded from the calculation of yield.

     B.  Standardized Total Return Quotations

     The standardized total return quotations for all of the Sub-accounts will be average annual total return quotations for the one, five, and ten year periods (or, where a Sub-account has been in existence for a period of less than one, five or ten years, for such lesser period) ended on a given date, and for the period from the date monies were first placed into the Sub-accounts until the aforesaid date. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                               P(1+T)^n = ERV

     Where:       P = a hypothetical initial payment of $1,000

                  T = average annual total return

                  n = number of years

                  ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the particular period at the end of the particular period.

     For the purposes of the total return quotations for all of the Sub-accounts, the calculations take into effect all fees that are charged to all Owner accounts. For any fees that vary with the size of the account, the account size is assumed to be the respective Sub-account's mean account size. The calculations also assume a total withdrawal as of the end of the particular period.

     No standardized or non-standardized total return quotations have been provided for the Zero Coupon 2000, Dreyfus Stock Index, Money Market, Growth, Overseas, Asset Manager, Investment Grade Bond, High Income, Worldwide Balance, Gold and Natural Resources, Short-Term Retirement, Medium-Term Retirement or Long-Term Retirement Portfolios, because, for the fiscal year ending December 31, 1995, such Portfolios were not yet in operation.

     Annualized total return for certain Sub-accounts as of December 31, 1995, were as follows:

                                   One Year                   Inception to Date

Conservative Investors
Growth Investors
Growth
Growth and Income


*Funds were first invested in the Portfolios as listed below:

Conservative Investors
Growth Investors
Growth
Growth and Income

     C.  Yield Quotations for the Short-Term Multi-Market, U.S.
         Government/High Grade Securities and Global Bond
         Sub-accounts

     The yield quotations for the Short-Term Multi-Market, U.S. Government/High Grade Securities and Global Bond Sub-accounts will be based on a thirty-day period. The computation is made by dividing the net investment income per Accumulation Unit earned during the period by the Unit Value on the last day of the period, according to the following formula:

                         Yield = 2[((a - b)/(cd) + 1)^6 - 1]


         Where:            a =     net investment income earned during the
                                   period by the corresponding Portfolio
                                   attributable to shares owned by the
                                   corresponding Sub-account.


                           b = expenses accrued for the period (net of reimbursements).

                           c = the average daily number of Accumulation Units outstanding during the period.

                           d = the maximum Unit Value on the last day of the period.

     For the purposes of the yield quotations for the Sub-accounts, the calculations take into effect all fees that are charged to all Owner accounts. For any fees that vary with the size of the account, the account size is assumed to be the respective Sub-account's mean account size. The calculations do not take into account the Deferred Sales Charge or any transfer charges.

     A Deferred Sales Charge may be assessed at the time of withdrawal in an amount from 6% to 0% of the Purchase Payments withdrawn, with the specific percentage applicable to a particular withdrawal depending on the length of time the purchase payment was held under the Contract, and whether withdrawals had been previously made during that Contract Year. (See "Charges and Deductions - Deduction for Deferred Sales Charge" on page ___ of the Prospectus) There is currently a transfer charge of $10 per transfer after a specified number of transfers in each Contract Year. (See Transfer of Contract Values" on page ___ of the Prospectus)

     D.  Non - Standardized Performance Data

         1.    Non-Standardized Total Return Quotations

     The non-standardized total return quotations for all of the Sub-accounts to be set forth in the Prospectus will be average annual total return quotations for the one, five, and ten year periods (or, where a Sub-account has been in existence for a period of less than one, five or ten years, for such lesser period), ended on a given date for the period from the date monies were first placed into the Sub-accounts until the aforesaid date. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                 P(1+T)^n = ERV

                  Where:     P = a hypothetical initial payment of $1,000

                             T = average annual total return

                             n = number of years

                              ERV = ending redeemable value of a
                                  hypothetical $1,000 payment made at the
                                  beginning of the particular period at
                                  the end of the particular period.

     For the purposes of the total return quotations, the calculations take into effect all fees that are charged to all Owner accounts. For any fees that vary with the size of the account, the account size is assumed to be the respective Subaccount's mean account size. The calculations do not, however, assume a total withdrawal as of the end of the particular period and therefore, no Surrender Charge is reflected.

     Annualized total return quotations for certain Sub-accounts as of December 31, 1995, were as follows:

                                    One Year                   Inception to Date

Conservative Investors
Growth Investors
Growth
Growth and Income


         2.  The Power of Tax-Deferred Growth

     All current taxes on any income or capital gains are deferred until money is taken out of your account. That way all of your earnings contribute to the growth of your account. And, since all your earnings are automatically reinvested to build your investment base, your account is given yet another opportunity to grow. It's called the Power of Compounding and the following charts illustrate just how powerful it can be.

The Power of Tax-Deferral $10,000 At 8% Compounded Annually*

[CHART TO BE INSERTED]

                                                                 33% TAX APPLIED
AFTER            33% TAX APPLIED       UPON SURRENDER            TAX DEFERRED

10 years         $ 16,856              $ 15,782                  $ 18,630
20 years         $ 28,413              $ 26,789                  $ 36,059
30 years         $ 47,893              $ 47,744                  $ 66,336
40 years         $ 80,729              $ 87,637                  $125,877
50 years         $136,078              $163,584                  $239,230

     * These illustrations are not intended to reflect the return of investments made in your variable annuity contract. The figures are calculated on a fixed interest rate and assume no fluctuation in the value of principal or the impact of any fees or sales charges. Taxes are due on tax-deferred investments whenever money is withdrawn from that investment.

Delay of Payments

     Any payments due under the Contracts will generally be sent to the Owner within seven (7) days of a completed request for payment. However, the Company has reserved the right to postpone any type of payment from the Variable Account for any period when:

                  (a) the New York Stock Exchange is closed for other than customary weekends and holidays;

                  (b)   trading on the Exchange is restricted;

                  (c) an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value; or

                  (d)   an order of the Securities and Exchange
         Commission permits delay for the protection of security holders.

     The applicable rules of the Securities and Exchange Commission shall govern as to whether the conditions in (b) and (c) exists.

Transfers

     An Owner may deposit prior to the Annuity Date, all or part of his Contract Value into the Money Market Sub-account (the Sending Sub-account"), and then automatically transfer those assets into one or more of the other Sub-accounts on a systematic basis. The amount transferred to the Sending Sub-account must be at least $12,000 in order to initiate this option. This process is called Automatic Dollar Cost Averaging.

     The Automatic Dollar Cost Averaging option is available for use with any of the investment options, other than the General Account.

     Automatic Dollar Cost Averaging transfers may occur monthly or quarterly. The Owner may designate the dollar amount to be transferred each month or elect to have a percentage transferred each month, up to a maximum of 60 months.

     The Company will make all Automatic Dollar Cost Averaging transfers on the 15th calendar day of each month, or the next day the New York Stock Exchange is open for business if the 15th calendar day of the month should fall on a day the New York Stock Exchange is closed. In order to process an Automatic Dollar Cost Averaging transfer, the Company must have received a request in writing by no later than the 6th calendar day of the month.

     The Automatic Dollar Cost Averaging option may be canceled at any time by written request or automatically if the value of the Sending Sub-account subject to the Automatic Dollar Cost Averaging option is less than $1,000.

     An Owner may change his Automatic Dollar Cost Averaging investment allocation only once during any 12 month period.

     Any transfers made under this section are subject to the conditions of the section entitled "Transfer of Contract Values" on page __ of the Prospectus, except that the Company will not deem the election of the Automatic Dollar Cost Averaging option to count towards a Owner's twelve (12) free transfers.


                      METHOD OF DETERMINING CONTRACT VALUES

     The Contract Value will fluctuate in accordance with the investment results of the underlying Portfolio within the Sub-account. In order to determine how these fluctuations affect Contract Values, Accumulation Units are utilized. The value of an Accumulation Unit applicable during any Valuation Period is determined at the end of that period.

     When the first shares of the respective Portfolios were purchased for the Sub-accounts, the Accumulation Units for the Sub-accounts were valued at $10. The value of an Accumulation Unit for a Sub-account on any Valuation Date thereafter is determined by dividing (a) by (b), where:

         (a)  is equal to:

                   (i) the total value of the net assets attributable to Accumulation Units in the Sub-account, minus

                  (ii) the daily charge for assuming the risk of guaranteeing mortality factors and expense charges which is equal on an annual basis to 1.25% multiplied by the daily net asset value of the Sub-account; minus

                  (iii) the daily charge for providing certain administrative functions which is equal on an annual basis to 0.15% multiplied by the daily net asset value of the Sub-account; minus or plus

                  (iv) a charge or credit for any tax provision established for the Sub-account. The Company is not currently making any provision for taxes.

         (b) is the total number of Accumulation Units applicable to that Sub-account at the end of the Valuation Period.

     The resulting value of each Sub-account Accumulation Unit is multiplied by the respective number of Sub-account Accumulation Units for a Contract. The Contract Value is the sum of all Sub-account values for the Contract.

   An Accumulation Unit may increase or decrease in value from Valuation Date to Valuation Date.


                               ANNUITY PROVISIONS

Annuity Benefits

     If the Annuitant is alive on the Annuity Date the Company will begin making payments to the Annuitant under the payment option or options selected. The amount of the annuity payments will depend on the age of the payee at the time the settlement contract is issued.

Annuity Options

     The annuity options are as follows:

         Option 1: Life Income. The Company will pay an annuity during the lifetime of the payee.

         Option 2: Income with 10 Years of Payments Guaranteed. The Company will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for less than 10 years:

                  (a) payments will be continued during the remainder of the period to the successor payee; or

                  (b) the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this Option.

         Option 3: Joint and Last Survivor Income. The Company will pay an annuity for as long as either payee or a designated second person is alive.

     Annuity options are available on a fixed and/or a variable basis. The Owner may allocate Contract Values to purchase only fixed annuity payments, or to purchase only variable annuity payments, or to purchase a combination of the two. Contract Values which purchase fixed annuity payments will be invested in the General Account. Contract Values which purchase variable annuity payments will be invested in the Variable Account. The Owner may make no transfers between the General Account and the Variable Account after the Annuity Date. The Company also may offer additional options at its discretion.

Variable Annuity Payment Values

     A Variable Annuity is an annuity with payments which (1) are not predetermined as to dollar amount and (2) will vary in amount with the net investment results of the applicable Sub-account(s) of the Variable Account. At the Annuity Date the Contract Value in each Sub-account will be applied to the applicable Annuity Tables contained in the Contract. The Annuity Table used will depend upon the payment option chosen. The same Contract Value amount applied to each payment option may produce a different initial annuity payment. If, as of the Annuity Date, the then current annuity rates applicable to this class of contracts will provide a larger income than that guaranteed for the same form of annuity under the Contracts described herein, the larger amount will be paid.

     The first annuity payment for each Sub-account is determined by multiplying the amount of the Contract Value allocated to that Sub-account by the factor shown in the table for the option selected, divided by 1000.

     The dollar amount of Sub-account annuity payments after the first is determined as follows:

                  (a) The dollar amount of the first annuity payment is divided by the value for the Sub-account Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity payment period, subject to any transfers.

                  (b) The fixed number of Annuity Units is multiplied by the Annuity Unit value for the Valuation Period 14 days prior to the date of payment.

     The total dollar amount of each Variable Annuity payment is the sum of all Sub-account variable annuity payments less the pro-rata amount of the annual Administrative Charge.

Annuity Unit

     The value of an Annuity Unit for each Sub-account was arbitrarily set initially at $10. This was done when the first Portfolio shares were purchased. The Sub-account Annuity Unit value at the end of any subsequent Valuation Period is determined by multiplying the Sub-account Annuity Unit value for the immediately preceding Valuation Period by the quotient of (a) and (b) where:

                  (a) is the net investment factor for the Valuation Period for which the Sub-account Annuity Unit value is being determined; and

                  (b) is the assumed investment factor for such Valuation Period. The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed investment rate of 5%.

Net Investment Factor

     The net investment factor is used to determine how investment results of the Fund affect Variable Account Values within the Sub-accounts from one Valuation Period to the next. The net investment factor for each Sub-account for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

         (a) is equal to:

                  (i) the net asset value per share of the Portfolio held in the Sub-account determined at the end of that Valuation Period; plus

                  (ii) the per share amount of any dividend or capital gain distribution made to the Portfolio if the "ex-dividend" date occurs during that same Valuation Period; plus or minus

                  (iii) a per share charge or credit, which is determined by the
         Company,   for  changes  in  tax  reserves  resulting  from  investment operations of the Sub-account.

         (b) is equal to:

                  (i) the net asset value per share of the Portfolio held in the Sub-account determined as of the end of the prior Valuation Period; plus or minus

                  (ii) the per share charge or credit for any change in tax reserves for the prior Valuation Period.

         (c) is equal to:

                  (i) the percentage factor representing the Mortality and Expense Risk Charge, plus

                  (ii) the percentage factor representing the daily Administrative Charge.

The net investment factor may be greater or less than the assumed investment factor; therefore, the Annuity Unit value may increase or decrease from Valuation Period to Valuation

Additional Provisions

     The Company may require proof of the age of the Annuitant before making any life annuity payment provided for by the Contract. If the age of the Annuitant has been misstated the Company will compute the amount payable based on the correct age. If annuity payments have begun, any underpayments that may have been made will be paid in full with the next annuity payment. Any overpayments, unless repaid to the Company in one sum, will be deducted from future annuity payments until the Company is repaid in full.

     If a Contract provision requires that a person be alive, the Company may require due proof that the person is alive before the Company acts under that provision.

     The Company will give the payee under an annuity payment option a settlement contract for the payment option.

                              FINANCIAL STATEMENTS

     The financial statements of the Company and the Variable Account included herein shall be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.

                                     PART C

                                     PART C
                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits.

     a.   Financial Statements

          The financial statements of AIG Life Insurance Company and will be filed by amendment.

     b.   Exhibits

           1.            Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account*

           2.            Not Applicable

           3.(i)         Principal Underwriter's Agreement**
              (ii)       Broker-Dealer Agreement**
              (iii)      General Agency Agreement***
              (iv)       Distribution Agreement***
              (v)        Buy-Sell Agreement #

           4.            Form of Annuity Contract (to be filed by amendment)

           5.            Application for Annuity Contract (to be filed by amendment)

           6.(i)         Copy of Articles of Incorporation of the Company*
              (ii)       Copy of the Bylaws of the Company*

           7.            Not Applicable

           8.            Administrative Agreement* (filed confidentially)
           9.            Opinion of Counsel (filed herewith electronically)

          10.(i)         Consent of Counsel (filed herewith electronically)
               (ii)      Consent of Independent Accountants (to be filed by amendment)

          11.            Not Applicable

          12.            Agreement Governing Contribution*

          13.            Performance Data##

          14.            Financial Data Schedule (to be filed by amendment)

          15.            Powers of Attorney###

              *      Incorporated by reference to initial filing on Form N-4, (File No. 33-16708) filed on October 7, 1986.

              **     Incorporated by reference to Post-Effective Amendment No. 3 to Form N-4 (File No. 33-16708), filed on May 1, 1989.

              ***    Incorporated by reference to Post-Effective Amendment No. 4 to Form N-4 (File No. 33-16708), filed on May 1, 1990.

              #      Incorporated by reference to Registrant's Post-Effective Amendment No. 2 to Form N-4 (File No. 33-
                     39171) filed on April 30, 1992.

              ##     Incorporated by reference to Registrant's Post-Effective Amendment No. 3 to Form N-4 (File No. 33-
                     39171) filed on May 1, 1993.

              ###    Incorporated by reference to Post-Effective Amendment No. 7 for Variable Account II on Form S-6
                     (File No. 33-18301) filed on December 8, 1994.

Item 25.             Directors and Officers of the Depositor.

          The following are the Officers and Directors of the Company:

Officers:
Name and Principal                       Position and Offices
 Business Address *                        with the Company

Ernest E. Stempel                        Chairman of the Board
Robert J. O'Connell                      President
Michele L. Abruzzo                       Senior Vice President
James A. Bambrick                        Vice President - Administration
Howard Gunton                            Vice President & Comptroller
Donald Hancock                           Vice President
Jeffrey Kestenbaum                       Senior Vice President
Robert Liguori                           Vice President and Counsel
Edward E. Matthews                       Senior Vice President - Finance
Jerome Muldowney                         Vice President - Domestic Investments
Michael Mullin                           Vice President
Nicholas A. O'Kulich                     Vice President & Treasurer
John Skar                                Vice President & Chief Actuary
Gerald W. Wyndorf                        Senior Vice President
Elizabeth Tuck                           Secretary - Corporate

*Business Address for all individuals listed is: 80 Pine Street, New York, New York 10005

Directors                                 Address
M.R. Greenberg                            American International Group, Inc.
                                          70 Pine Street
                                          New York, New York 10270

Edwin A.G. Manton                         American International Group, Inc.
                                          70 Pine Street
                                          New York, New York 10270

Edward E. Matthews                        American International Group, Inc.
                                          70 Pine Street
                                          New York, New York 10270

Jerome Muldowney                          American International Group, Inc.
                                          70 Pine Street
                                          New York, New York 10270

Win J. Neuger                             American International Group, Inc.
                                          70 Pine Street
                                          New York, New York 10270

Robert J. O'Connell                       AIG Life Insurance Company
                                          One Alico Plaza
                                          Wilmington, Delaware 19801

Nicholas A. O'Kulich                      American International Group, Inc.
                                          70 Pine Street
                                          New York, New York 10270

John Skar                                 AIG Life Insurance Company
                                          One Alico Plaza
                                          Wilmington, DE   19801

Howard Smith                              American International Group, Inc.
                                          70 Pine Street
                                          New York, New York 10270

Ernest E. Stempel                         American International Companies
                                          70 Pine Street
                                          New York, New York 10270

Gerald W. Wyndorf                         American International Companies
                                          80 Pine Street
                                          New York, New York 10005

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant


          See Chart of Ownership, Exhibit C26



Item 27.  Number of Contract Owners.

          There were approximately 1613 contractholders as of December 31, 1995



Item 28.  Indemnification

              Incorporated by reference to initial Form N-4 (File No. 33-9144) filed on October 7, 1986, by American International Life Assurance Company of New York, an affiliate of Registrant.


Item 29.  Principal Underwriter

          a. AIG Equity Sales Corp. also acts as the principal underwriter for other separate accounts of the Depositor, as well as the separate accounts of American International Life Assurance Company of New York, an affiliated company.

          b. The following information is provided for each director and officer of the Principal Underwriter:

              Name and Principal                  Positions and Offices
              Business Address*                   with Underwriter

              Michele L. Abruzzo                  Director and Vice President
              Kevin Clowe                         Director and Vice President
              Edward E. Matthews                  Director and Chairman of
                                                  the Board
              Wayland M. Mead                     Director
              Jerome T. Muldowney                 Director
              Robert J. O'Connell                 Director
              Ernest E. Stempel                   Director
              Kenneth F. Judkowitz                Interim President, Treasurer
                                                  and Comptroller
              Philomena Scamardella               Vice President and Senior
                                                  Compliance Officer
              Julia Perlman                       Director of Marketing
              Florence Davis                      General Counsel
              Elizabeth M. Tuck                   Secretary


              *Business address is: 80 Pine Street, New York, New York 10270.


          c.                            Net
               Name of               Underwriting       Compensation
               Principal             Discounts and         on              Brokerage
               Underwriter           Commissions        Redemption         Commissions         Compensation
               AIG Equity Sales
               Corp.                 [$2,647,001            $0                $0               $0] [update]


Item 30.       Location of Accounts and Records.

               Kenneth F. Judkowitz, Assistant Vice President of the Company, whose address is 80 Pine Street, New York, New York 10005, maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of Investment Act of 1940 and the rules promulgated thereunder.



Item 31.       Management Services.

               Not Applicable


Item 32.       Undertakings.

               a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payments under the variable annuity contracts may be accepted.

               b. Registrant hereby undertakes to include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

               c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

               d. Registrant represents that in connection with 403(b) Plans, it is relying on the November 28, 1988 no-action letter issued by the SEC to the American Council of Life Insurance.

               e.   Registrant  represents  that  Variable  Account  I meets the
                    definition   of  a  separate   account   under  the  federal
                    securities laws.

                                   SIGNATURES


              As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Wilmington, and State of Delaware on this 28th day of February, 1996.

                                              Variable Account I
                                                  Registrant


                                 By:    /s/ James A. Bambrick
                                        ----------------------------------------
                                        James A. Bambrick, Senior Vice President


                                 By:    AIG Life Insurance Company
                                               Depositor


                                 By:    /s/ James A. Bambrick
                                        ----------------------------------------
                                        James A. Bambrick
                                        Senior Vice President

              As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.


Name                           Title                                  Date

M.R. Greenberg*                Director                        February 28, 1996
M.R. Greenberg

Howard Gunton*                 Chief Accounting                February 28, 1996
Howard Gunton                  Officer

Robert J. O'Connell*           Director                        February 28, 1996
Robert J. O'Connell

Nicholas A. O'Kulich*          Director,                       February 28, 1996
Nicholas A. O'Kulich           Treasurer and Chief
                               Financial Officer

Edwin A.G. Manton*             Director                        February 28, 1996
Edwin A.G. Manton

Edward E. Matthews*            Director                        February 28, 1996
Edward E. Matthews

Jerome Muldowney*              Director                        February 28, 1996
Jerome Muldowney

Win J. Neuger*                 Director                        February 28, 1996
Win J. Neuger

John Skar*                     Director                        February 28, 1996
John Skar

Howard Smith*                  Director                        February 28, 1996
Howard Smith

Ernest E. Stempel*             Director                        February 28, 1996
Ernest E. Stempel              Chairman of the Board

Gerald W. Wyndorf*             Director                        February 28, 1996
Gerald W. Wyndorf              Executive Vice President


                                                   *By: /s/ James A. Bambrick
                                                       -------------------------
                                                       James A. Bambrick
                                                       Attorney in Fact

                                INDEX TO EXHIBITS

Exhibit                                                               Page

9                    Opinion of Counsel

10            (i)    Consent of Counsel